Exhibit 99.1

Xinyuan Real Estate Co., Ltd.

and

The entities listed on Schedule I hereto
as Subsidiary Guarantors

and

Citicorp International Limited
as Trustee and Shared Security Agent

Indenture

Dated as of August 30, 2016

8.125% Senior Notes Due 2019

i

ii

iii

iv

SCHEDULE I	Subsidiary Guarantors

SCHEDULE II	Subsidiary Guarantor Pledgors

EXHIBITS

EXHIBIT A-1	Form of Certificated Note

EXHIBIT A-2	Form of Global Note

EXHIBIT B-1	Form of Company Authorization Certificate

EXHIBIT B-2	Form of Subsidiary Guarantor Authorization Certificate

EXHIBIT C	Form of Paying Agent and Note Registrar Appointment Letter

EXHIBIT D	Supplemental Indenture

EXHIBIT E	Form of Compliance Certificate

EXHIBIT F	Paying Agent and Note Registrar

EXHIBIT G	Form of JV Subsidiary Guarantee

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INDENTURE, dated as of August 30, 2016, among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands, as the Company, the entities listed on Schedule I hereto collectively as the initial Subsidiary Guarantors, and Citicorp International Limited, as Trustee and as Shared Security Agent.

RECITALS

WHEREAS, the Company has duly authorized the execution and delivery of this Indenture to provide for the issuance of US$300,000,000 aggregate principal amount of the Company’s 8.125% Senior Notes Due 2019 and, if and when issued, any Additional Notes as provided herein (the “Notes”). All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done, and the Company has done all things necessary to make the Notes (in the case of the Additional Notes, when duly authorized), when executed by the Company and authenticated and delivered by or on behalf of the Trustee and duly issued by the Company, the valid obligations of the Company as hereinafter provided.

WHEREAS, each initial Subsidiary Guarantor has duly authorized the execution and delivery of this Indenture as Guarantor of the Notes. All things necessary to make this Indenture a valid agreement of each initial Subsidiary Guarantor, in accordance with its terms, have been done, and each initial Subsidiary Guarantor has done all things necessary to make the Subsidiary Guarantees, when the Notes are executed by the Company and authenticated and delivered by or on behalf of the Trustee and duly issued by the Company, a valid obligation of such initial Subsidiary Guarantor as hereinafter provided.

WHEREAS, pursuant to the Security Documents (as defined herein), the initial Subsidiary Guarantor Pledgor (as defined herein) and the Company have agreed to grant a security interest in the Collateral (as defined herein) to the Trustee in order to secure the obligations of the Company under the Notes and this Indenture and of such initial Subsidiary Guarantor Pledgor under its Subsidiary Guarantee.

THIS INDENTURE WITNESSETH

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1
Definitions and Incorporation by Reference

Section 1.01.           Definitions.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary whether or not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary.

“Additional Amounts” has the meaning assigned to such term in Section 4.20.

“Additional Notes” has the meaning assigned to such term in Section 2.09.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three (3) months before or after August 30, 2019, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date.

“Affiliate” means, with respect to any Person, any other Person (1) directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person; (2) who is a director or officer of such Person or any Subsidiary of such Person or of any Person referred to in clause (1) of this definition; or (3) who is a spouse or any person cohabiting as a spouse, child or step-child, parent or step-parent, brother, sister, step-brother or step-sister, parent-in-law, grandchild, grandparent, uncle, aunt, nephew and niece of a Person described in clause (1) or (2). For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Transaction” has the meaning assigned to such term in Section 4.14.

“Agent” means the Shared Security Agent, the Paying Agent and the Note Registrar.

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“Applicable Premium” means with respect to any Note at any redemption date, the greater of (1) 1.00% of the principal amount of such Note and (2) the excess of (A) the present value at such redemption date of the principal amount of such Note, plus all required remaining scheduled interest payments due on such Note through the maturity date of the Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

“Asset Acquisition” means (1) an investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any Restricted Subsidiary; or (2) an acquisition by the Company or any Restricted Subsidiary of the property and assets of any Person other than the Company or any Restricted Subsidiary that constitute substantially all of a division or line of business of such Person.

“Asset Disposition” means the sale or other disposition by the Company or any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary; or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any Restricted Subsidiary.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or Sale and Leaseback Transaction) of any of its property or assets (including any sale of Capital Stock of a Subsidiary or issuance of Capital Stock by a Restricted Subsidiary) in one transaction or a series of related transactions by the Company or any Restricted Subsidiary to any Person; provided that “Asset Sale” shall not include:

(1)         sales or other dispositions of inventory, receivables and other current assets (including properties under development for sale and completed properties for sale) in the ordinary course of business;

(2)         sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under Section 4.06;

(3)         sales, transfers or other dispositions of assets with a Fair Market Value not in excess of US$1.0 million (or the Dollar Equivalent thereof) in any transaction or series of related transactions;

(4)         any sale, transfer, assignment or other disposition of any property, or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries;

(5)         any transfer, assignment or other disposition deemed to occur in connection with creating or granting any Permitted Lien;

(6)         a transaction covered by the covenant under Section 5.01; and

(7)         any sale, transfer or other disposition by the Company or any Restricted Subsidiary, including the sale or issuance by the Company or any Restricted Subsidiary of any Capital Stock of any Restricted Subsidiary, to the Company or any Restricted Subsidiary.

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“Attributable Indebtedness” means, in respect of a Sale and Leaseback Transaction, at the time of determinations, the present value, discounted at the interest rate implicit in the Sale and Leaseback Transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease in the Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

“Authenticating Agent” refers to a Person engaged to authenticate the Notes instead of the Trustee. As of the date of this Indenture, Citicorp International Limited has been named as Authenticating Agent.

“Authorization Certificate” has the meaning assigned to such term in Section 2.02(a).

“Authorized Officer” means, with respect to the Company, a Subsidiary Guarantor or a JV Subsidiary Guarantor, as applicable, any one person, officer or director, who, in each case, is authorized to represent the Company, a Subsidiary Guarantor or JV Subsidiary Guarantor, as the case may be.

“Average Life” means, at any date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such Indebtedness and (b) the amount of such principal payment by (2) the sum of all such principal payments.

“Bank Deposit Secured Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary that is secured by cash deposits, bank accounts or other assets of the Company or a Restricted Subsidiary and/or (ii) guaranteed by a guarantee or a letter of credit (or similar instruments) from or arranged by the Company or a Restricted Subsidiary and is used by the Company and its Restricted Subsidiaries to in effect exchange foreign currencies or remit money onshore or offshore.

“Board of Directors” means the board of directors elected or appointed by the stockholders of the Company to manage the business of the Company or any committee of such board duly authorized to take the action purported to be taken by such committee.

“Board Resolution” means any resolution of the Board of Directors taking an action which it is authorized to take and adopted at a meeting duly called and held at which a quorum of disinterested members (if so required) was present and acting throughout or adopted by written resolution executed by every member of the Board of Directors.

“Business Day” means any day which is not a Saturday, Sunday, legal holiday or other day on which banking institutions in The City of New York, London or Hong Kong (or in any other place in which payments on the Notes are to be made) are authorized by law or governmental regulation to close.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Original Issue Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock, but excluding debt securities convertible into such equity.

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“Capitalized Lease” means, with respect to any Person, any lease of any property (whether real, personal or mixed) which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Certificated Notes” means the Notes (with the Subsidiary Guarantees, and if applicable, the JV Subsidiary Guarantees, endorsed thereon), in certificated, registered form, executed and delivered by the Company (and each Subsidiary Guarantor, and if applicable, the JV Subsidiary Guarantor) and authenticated by or on behalf of the Trustee in exchange for the Global Notes, upon the occurrence of the events set forth in the second sentence of Section 2.04(e).

“Change of Control” means the occurrence of one or more of the following events:

(1)         the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation) (other than the sale of a significant amount of shares of Capital Stock of PRC Non-Guarantor Subsidiaries which may hold all or significantly all properties and assets of the Company and its Restricted Subsidiaries to Independent Third Parties in an initial public offering and listing on a stock exchange of the shares of Capital Stock of any such PRC Non-Guarantor Subsidiary and remain Restricted Subsidiaries immediately after such sale), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (within the meaning of Section 13(d) of the Exchange Act, other than one or more Permitted Holders;

(2)         the Company consolidates with, or merges with or into, any Person (other than one or more Permitted Holders), or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for (or continues as) Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and in substantially the same proportion as before the transaction;

(3)         the Permitted Holders are the beneficial owners of less than 25.0% of the total voting power of the Voting Stock of the Company;

(4)         any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of total voting power of the Voting Stock of the Company greater than such total voting power held beneficially by the Permitted Holders;

(5)         individuals who on the Original Issue Date constituted the board of directors of the Company, together with any new directors whose election by the board of directors was approved by a vote of at least a majority of the directors then still in office who were either directors or whose election was previously so approved, cease for any reason to constitute a majority of the board of directors of the Company then in office; or

(6)         the adoption of a plan relating to the liquidation or dissolution of the Company.

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“Change of Control Offer” has the meaning assigned to such term in Section 4.12.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Clearstream” means Clearstream Banking, S.A.

“Collateral” means all collateral securing, or purported to be securing, directly or indirectly, the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee pursuant to the Security Documents, and shall initially consist of the Capital Stock of the initial Subsidiary Guarantors (other than Xinyuan International (HK) Property Investment Co., Limited).

“Commodity Agreement” means any spot, forward or option commodity price protection agreements or other similar agreement or arrangement designed to reduce or manage exposure to fluctuations in commodity prices.

“Common Depositary” means Citibank Europe plc, as common depositary for Euroclear and Clearstream.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock or ordinary shares, whether or not outstanding on the Original Issue Date, and include, without limitation, all series and classes of such common stock or ordinary shares, and American Depositary Shares representing such common stock or ordinary shares.

“Company” means the party named as such in the first paragraph of this Indenture or any successor obligor under this Indenture and the Notes pursuant to this Indenture.

“Comparable Treasury Issue” means the U.S. Treasury security having a maturity comparable to August 30, 2019 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to August 30, 2019.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three (or such lesser number as is received by the Trustee) Reference Treasury Dealer Quotations for such redemption date.

“Consolidated Assets” means, with respect to any Restricted Subsidiary at any date of determination, the Company and its Restricted Subsidiaries’ proportionate interest in the total consolidated assets of such Restricted Subsidiary and its Restricted Subsidiaries measured in accordance with GAAP as of the last day of the most recent fiscal quarter period for which consolidated financial statements of the Company and its Restricted Subsidiaries (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements).

“Convertible Note” means the US dollar convertible note due 2018 issued by the Company.

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“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Consolidated Net Income:

(1)         Consolidated Interest Expense,

(2)         income taxes (other than income taxes attributable to extraordinary and non-recurring gains (or losses) or sales of assets), and

(3)         depreciation expense, amortization expense and all other non-cash items reducing Consolidated Net Income (other than non-cash items in a period which reflect cash expenses paid or to be paid in another period and other than losses on Investment Properties arising from fair value adjustments made in conformity with GAAP), less all non-cash items increasing Consolidated Net Income (other than accrual of revenue in the ordinary course of business) and gains on Investment Properties arising from fair value adjustments made in conformity with GAAP, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that (1) if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any Restricted Subsidiary and (2) in the case of any future PRC CJV (consolidated in accordance with GAAP), Consolidated EBITDA shall be reduced (to the extent not already reduced in accordance with GAAP) by any payments, distributions or amounts (including the Fair Market Value of any non-cash payments, distributions or amounts) required to be made or paid by such PRC CJV to the PRC CJV Partner, or to which the PRC CJV Partner otherwise has a right or is entitled, pursuant to the joint venture agreement governing such PRC CJV.

“Consolidated Fixed Charges” means, for any period, the sum (without duplication) of (1) Consolidated Interest Expense for such period and (2) all cash and non-cash dividends paid, declared, accrued or accumulated during such period on any Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or any Wholly Owned Restricted Subsidiary, except for dividends payable in the Company’s Capital Stock (other than Disqualified Stock) or paid to the Company or to a Wholly Owned Restricted Subsidiary.

“Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with GAAP for such period of the Company and its Restricted Subsidiaries, plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Company and its Restricted Subsidiaries, without duplication, (1) interest expense attributable to Capitalized Lease Obligations and imputed interest with respect to Attributable Indebtedness, (2) amortization of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (3) the interest portion of any deferred payment obligation, (4) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (5) the net costs associated with Hedging Obligations (including the amortization of fees), (6) interest accruing on Indebtedness of any other Person that is Guaranteed by, or secured by a Lien on any asset of, the Company or any Restricted Subsidiary (other than Pre-Registration Mortgage Guarantees), only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary and (7) any capitalized interest, provided that interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis as if the rate in effect on the date of determination had been the applicable rate for the entire relevant period.

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“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in conformity with GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication):

(1)         the net income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting except that:

(a)          subject to the exclusion contained in clause (5) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(b)          the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent funded with cash or other assets of the Company or Restricted Subsidiaries;

(2)         the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any Restricted Subsidiary or all or substantially all of the property and assets of such Person are acquired by the Company or any Restricted Subsidiary;

(3)         the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter, articles of association or other similar constitutive documents, or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4)         the cumulative effect of a change in accounting principles;

(5)         any net after tax gains realized on the sale or other disposition of (a) any property or assets of the Company or any Restricted Subsidiary which is not sold in the ordinary course of its business or (b) any Capital Stock of any Person (including any gains by the Company realized on sales of Capital Stock of the Company or other Restricted Subsidiaries);

(6)         any translation gains and losses due solely to fluctuations in currency values and related tax effects; and

(7)         any net after-tax extraordinary or non-recurring gains.

provided that (A) solely for purposes of calculating Consolidated EBITDA and the Fixed Charge Coverage Ratio, any net after tax gains derived from direct or indirect sale by the Company or any Restricted Subsidiary of (i) Capital Stock of a Restricted Subsidiary primarily engaged in the holding of Investment Property or (ii) an interest in any Investment Property arising from the difference between the current book value and the cash sale price shall be added to Consolidated Net Income; (B) for purposes of the Consolidated Net Income calculation (but not for purposes of calculating Consolidated EBITDA and the Fixed Charge Coverage Ratio) any net after tax gains derived from direct or indirect sale by the Company or any Restricted Subsidiary of (i) Capital Stock of a Restricted Subsidiary primarily engaged in the holding of Investment Property or (ii) an interest in any Investment Property arising from the difference between the original cost basis and the cash sale price shall be added to Consolidated Net Income to the extent not already included in the net income for such period as determined in conformity with GAAP and Consolidated Net Income and (C) solely for the purposes of calculating Consolidated EBITDA and the Fixed Charge Coverage Ratio, any net after tax gains on Investment Properties arising from fair value adjustments made in conformity with GAAP shall be added to Consolidated Net Income.

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“Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available semi-annual or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, plus, to the extent not included, any Preferred Stock of the Company, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any Restricted Subsidiary, each item to be determined in conformity with GAAP.

“Contractor Guarantees” means any Guarantee by the Company or any Restricted Subsidiary of Indebtedness of any contractor, builder or other similar Person engaged by the Company or such Restricted Subsidiary in connection with the development, construction or improvement of real or personal property or equipment to be used by the Company or any Restricted Subsidiary in the ordinary course of business, which Indebtedness was Incurred by such contractor, builder or other similar Person to finance the cost of such development, construction or improvement.

“Corporate Trust Office” means the office of the Trustee at which the corporate trust business of the Trustee is principally administered, which at the date of this Indenture is located at 39/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

“Currency Agreement” means any foreign exchange forward contract, currency swap agreement or other similar agreement or arrangement designed to reduce or manage exposure to fluctuations in foreign exchange rates.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the date that is 183 days after the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the date that is 183 days after the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in Section 4.12 and Section 4.13 and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to Section 4.12 and Section 4.13.

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“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the base rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by the Federal Reserve Bank of New York on the date of determination.

“Entrusted Loans” means borrowings by a Non-Guarantor Subsidiary from the Company or another Restricted Subsidiary (whether directly or through or facilitated by a bank or other financial institution), provided that such borrowings are not reflected on the consolidated balance sheet of the Company.

“Equity Offering” means (1) any bona fide underwritten primary public offering or private placement of Common Stock of the Company after the Original Issue Date or (2) any bona fide underwritten secondary public offering or secondary private placement of Common Stock of the Company beneficially owned by a Permitted Holder, after the Original Issue Date, to the extent that a Permitted Holder or a company controlled by a Permitted Holder concurrently with such public offering or private placement purchases in cash an equal amount of Common Stock from the Company at the same price as the public offering or private placement price, in each case under clause (i) or (ii) provided such public offering or private placement is to a person other than a Restricted Subsidiary or Permitted Holder; provided that any offering or placement referred to in (A) clause (1), (B) clause (2), or (C) a combination of clauses (1) and (2) result in the aggregate gross cash proceeds received by the Company being no less than US$20.0 million (or the Dollar Equivalent thereof).

“Euroclear” means Euroclear Bank S.A./N.V.

“Event of Default” has the meaning assigned to such term in Section 6.01.

“Excess Proceeds” has the meaning assigned to such term in Section 4.13(c).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exempted Subsidiary” means any Restricted Subsidiary organized in any jurisdiction other than the PRC that is prohibited by applicable law or regulation to provide a Subsidiary Guarantee or a JV Subsidiary Guarantee or create any Lien over its Capital Stock to secure any of the secured obligations subject to the Intercreditor Agreement; provided that (x) the Company shall have failed, upon using commercially reasonable efforts, to obtain any required governmental or regulatory approval or registration with respect to such Subsidiary Guarantee, JV Subsidiary Guarantee or Lien over its Capital Stock, to the extent that such approval or registration is available under any applicable law or regulation and (y) such Restricted Subsidiary shall cease to be an Exempted Subsidiary immediately upon such prohibition ceasing to be in force or apply to such Restricted Subsidiary or upon the Company having obtained such applicable approval or registration.

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“Fitch” means Fitch Ratings Ltd. and its successors.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution, except in the case of a determination of Fair Market Value of total assets for the purposes of determining a JV Entitlement Amount, in which case such price shall be determined by an accounting, appraisal or investment banking firm of recognized international standing appointed by the Company.

“Fitch” means Fitch Ratings Ltd. and its successors.

“Final Maturity Date” means August 30, 2019.

“Fixed Charge Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements) (the “Four Quarter Period”) to (2) the aggregate Consolidated Fixed Charges during such Four Quarter Period. In making the foregoing calculation:

(A)         pro forma effect shall be given to any Indebtedness or Preferred Stock Incurred, repaid or redeemed during the period (the “Reference Period”) commencing on and including the first day of the Four Quarter Period and ending on and including the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period), in each case as if such Indebtedness or Preferred Stock had been Incurred, repaid or redeemed on the first day of such Reference Period; provided that, in the event of any such repayment or redemption, Consolidated EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to repay such Indebtedness or Preferred Stock;

(B)         Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C)         pro forma effect shall be given to the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries as if such creation, designation or redesignation had occurred on the first day of such Reference Period;

(D)         pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(E)         pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

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provided that to the extent that clause (D) or (E) of this paragraph requires that pro forma effect be given to an Asset Acquisition or Asset Disposition (or asset acquisition or asset disposition), such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Future Subsidiary Guarantor” has the meaning assigned to such term in Section 11.09.

“Future Subsidiary Guarantor Pledgor” has the meaning assigned to such term in Section 10.02.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time. All ratios and computations contained or referred to in this Indenture shall be computed in conformity with GAAP applied on a consistent basis.

“Global Notes” has the meaning assigned to such term in Section 2.04.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligation” of any Person means the obligations of such Person pursuant to any Commodity Agreement, Currency Agreement or Interest Rate Agreement.

“Holder” means the Person in whose name a Note is registered in the Note register.

“Incur” means, with respect to any Indebtedness or Capital Stock, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness or Capital Stock; provided that (1) any Indebtedness and Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (or fails to meet the qualifications necessary to remain an Unrestricted Subsidiary) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) the accretion of original issue discount shall not be considered an Incurrence of Indebtedness. The terms “Incurrence,” “Incurred” and “Incurring” have meanings correlative with the foregoing.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)         all indebtedness of such Person for borrowed money;

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(2)         all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)         all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments;

(4)         all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except Trade Payables;

(5)         all Capitalized Lease Obligations and Attributable Indebtedness;

(6)         all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness;

(7)         all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)         to the extent not otherwise included in this definition, Hedging Obligations; and

(9)         all Disqualified Stock issued by such Person valued at the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price plus accrued dividends.

Notwithstanding the foregoing, Indebtedness shall not include any (1) capital commitments, pre-sale receipts in advance from customers, deferred payment obligations or similar obligations, Incurred in the ordinary course of business in connection with the acquisition, development, construction or improvement of real or personal property (including land use rights) or (2) Entrusted Loans; provided that such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations and commitments referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet).

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that

(A)         the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B)         money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest, and

(C)         the amount of Indebtedness with respect to any Hedging Obligation shall be (i) zero if Incurred pursuant to clause (vi) of Section 4.05(b) or (ii) equal to the net amount payable by such Person if the Commodity Agreement, Currency Agreement or Interest Rate Agreement giving rise to such Hedging Obligation were terminated at that time due to default by such Person if not Incurred pursuant to clause (vi) of Section 4.05(b).

“Indenture” means this indenture (including all Exhibits hereto) as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

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“Independent Third Party” means any Person that is not an Affiliate of the Company.

“Intercreditor Agreement” has the meaning assigned to such term in Section 4.22(b).

“Interest Payment Date” means February 28 and August 30 of each year, commencing February 28, 2017.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to reduce or manage exposure to fluctuations in interest rates.

“Interest Record Date” has the meaning assigned to such term in the Form of Note attached hereto as Exhibit A.

“Investment” means, with respect to any Person:

(1)         any direct or indirect advance, loan or other extension of credit by such Person to another Person;

(2)         any capital contribution by such Person to another Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others);

(3)         any purchase or acquisition of Capital Stock, Indebtedness, bonds, notes, debentures or other similar instruments or securities by such Person issued by another Person; or

(4)         any Guarantee of any obligation by such Person of another Person to the extent such obligation is outstanding and to the extent Guaranteed by such Person.

For the purposes of the provisions of Sections 4.06 and 4.17: (1) the Company will be deemed to have made an Investment in an Unrestricted Subsidiary in an amount equal to the Company’s proportional interest in the Fair Market Value of the assets (net of the Company’s proportional interest in the liabilities owed to any Person other than the Company or a Restricted Subsidiary and that are not Guaranteed by the Company or a Restricted Subsidiary) of a Restricted Subsidiary that is designated an Unrestricted Subsidiary at the time of such designation and (2) any property transferred to or from any Person shall be valued at its Fair Market Value at the time of such transfer, as determined in good faith by the Board of Directors.

“Investment Grade” means a rating of “AAA,” “AA,” “A” or “BBB,” as modified by a “+” or “–” indication, or an equivalent rating representing one of the four highest Rating Categories, by S&P or any of its successors or assigns or a rating of “Aaa,” or “Aa,” “A” or “Baa,” as modified by a “1,” “2” or “3” indication, or an equivalent rating representing one of the four highest Rating Categories, by Moody’s, or any of its successors or assigns, or an equivalent rating representing one of the four highest Rating Categories by Fitch or any of its successors or assigns, or the equivalent ratings of any internationally recognized rating agency or agencies, as the case may be, which shall have been designated by the Company as having been substituted for S&P, Moody’s or Fitch or two or three of them, as the case may be.

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“Investment Property” means any property that is owned and held by any Restricted Subsidiary for long-term rental yield or for capital appreciation or both, or any hotel owned by the Company or any Restricted Subsidiary from which the Company or any Restricted Subsidiary derives or expects to derive operating income.

“June 2019 Notes” means the 13.00% Senior Notes due 2019 issued by the Company.

“June 2019 Notes Trustee” has the meaning assigned to such term in Section 4.22(b).

“JV Entitlement Amount” means, with respect to any JV Subsidiary Guarantor and its Subsidiaries, an amount that is equal to the product of (i) the Fair Market Value of the total assets of such JV Subsidiary and its Subsidiaries, on a consolidated basis (without deducting any Indebtedness or other liabilities of such JV Subsidiary Guarantor and its subsidiaries) as of the date of the last fiscal year end of the Company; and (ii) a percentage equal to the direct equity ownership percentage of the Company and/or its Restricted Subsidiaries in the Capital Stock of such JV Subsidiary Guarantor and its Subsidiaries.

“JV Subsidiary Guarantee” means a Guarantee executed by a JV Subsidiary Guarantor pursuant to Article 11, in substantially the same form as Exhibit G.

“JV Subsidiary Guarantor” means a Restricted Subsidiary that executes a JV Subsidiary Guarantee.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to create any mortgage, pledge, security interest, lien, charge, easement or encumbrance of any kind).

“May 2018 Notes” means the 13.25% Senior Notes due 2018 issued by the Company.

“May 2018 Notes Trustee” has the meaning assigned to such term in Section 4.22(b).

“Measurement Date” means May 3, 2013.

“Minority Joint Venture” means any corporation, association or other business entity that is accounted for by the equity method of accounting in accordance with GAAP by the Company or a Restricted Subsidiary, and such Minority Joint Venture’s Subsidiaries.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(1)         with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(i)          brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment banks) related to such Asset Sale;

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(ii)         provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole;

(iii)        payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale;

(iv)        appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(2)         with respect to any issuance or sale of Capital Stock or securities convertible or exchangeable into Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Guarantor Subsidiaries” has the meaning assigned to such term in Section 11.09.

“Note Registrar” has the meaning assigned to such term in Section 2.05.

“Notes” has the meaning assigned to such term in the Recitals of this Indenture.

“Offer to Purchase” means an offer to purchase the Notes by the Company from the Holders commenced by mailing a notice by first class mail, postage prepaid, to the Trustee, the Paying Agent and each Holder at its last address appearing in the Note register stating:

(1)         the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(2)         the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Offer to Purchase Payment Date”);

(3)         that any Note not tendered will continue to accrue interest pursuant to its terms;

(4)         that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Offer to Purchase Payment Date;

(5)         that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Offer to Purchase Payment Date;

(6)         that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Offer to Purchase Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

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(7)         that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$200,000 or integral multiples of US$1,000.

On one Business Day prior to the Offer to Purchase Payment Date, the Company shall deposit with the Paying Agent sufficient money to pay the purchase price of all Notes or portions thereof to be accepted by the Company for payment on the Offer to Purchase Payment Date. On the Offer to Purchase Payment Date, the Company shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; and (b) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee or an Authenticating Agent shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$200,000 or integral multiples of US$1,000. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Offer to Purchase Payment Date. The Company will comply with all applicable securities laws and regulations, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

The materials used in connection with an Offer to Purchase are required to contain or incorporate by reference information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will assist such Holders to make an informed decision with respect to the Offer to Purchase, including a brief description of the events requiring the Company to make the Offer to Purchase, and any other information required by applicable law to be included therein. The offer is required to contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase.

“Officer” means one of the executive officers of the Company or, in the case of a Subsidiary Guarantor or JV Subsidiary Guarantor, one of the directors or officers of such Subsidiary Guarantor or JV Subsidiary Guarantor, as the case may be.

“Officers’ Certificate” means a certificate signed by two Officers; provided, however, with respect to the Officers’ Certificate required to be delivered by any Subsidiary Guarantor under this Indenture, Officers’ Certificate means a certificate signed by one Officer if there is only one Officer in such Subsidiary Guarantor at the time such certificate is required to be delivered.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee.

“Original Issue Date” means the date on which the Notes are originally issued under this Indenture.

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“Other Non-Guarantor Subsidiaries” means any Restricted Subsidiary (and its Restricted Subsidiaries) organized outside the PRC that does not provide a Subsidiary Guarantee or JV Subsidiary Guarantee, which shall initially include XIN Development Group International Inc., XIN Irvine, LLC, XIN Development Management East, LLC, XIN NY Holding, LLC, 421 Kent Development, LLC, 421 Kent Holding Co, Ltd., XIN Manhattan Holding LLC, Hudson 888 Holding LLC, Hudson 888 Owner LLC, Vista Sierra, LLC, Xinyuan Internet Finance Co., Ltd., New Grace International Ltd., New Point International Ltd., New Legend International Ltd., New Dawn International Ltd., China Online Finance Research Institute Limited, Genesis Ocean Investments Ltd., Honest View Development Ltd., Honour Triumph Enterprises Ltd., Well Poly Holdings Ltd., Xinyuan Sailing Co., Limited, XIN Eco Marine Group Properties Sdn. Bhd. and Awan Plasma Sdn. Bhd.

“outstanding” when used with respect to the Notes means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(1)         Notes theretofore cancelled by the Paying Agent or accepted by the Paying Agent for cancellation;

(2)         Notes for whose payment or redemption money in the necessary amount has been theretofore deposited with any Paying Agent for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor reasonably satisfactory to the Trustee has been made; and

(3)         Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture.

A Note does not cease to be outstanding because the Company or any Affiliate of the Company holds the Note; provided that in determining whether the Holders of the requisite amount of outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver under this Indenture, Notes owned by the Company or any Affiliate of the Company or beneficially held for the Company or an Affiliate of the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver, only Notes for which the Trustee has received an Officers’ Certificate from the Company or an Affiliate of the Company evidencing such ownership or beneficial holding shall be so disregarded. Notes so owned or beneficially held that have been pledged in good faith may be regarded as outstanding if the pledgee establishes its right to act with respect to such Notes and that the pledgee is not the Company or an Affiliate of the Company.

“Pari Passu Subsidiary Guarantee” means a guarantee by any Subsidiary Guarantor or any JV Subsidiary Guarantor of Indebtedness of the Company (including Additional Notes) or of another Subsidiary Guarantor; provided that (1) the Company or such other Subsidiary Guarantor was permitted to Incur such Indebtedness under Section 4.05 and (2) such guarantee ranks pari passu with any outstanding Subsidiary Guarantee of such Subsidiary Guarantor, or with any outstanding JV Subsidiary Guarantee of such JV Subsidiary Guarantor, as the case may be.

“Paying Agent” means initially Citibank, N.A., London Branch appointed as the paying agent with respect to the Notes pursuant to a Paying Agent Appointment Letter in the form of Exhibit C.

“Payment Date” has the meaning assigned to such term in Section 4.01(a).

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“Payment Default” means (1) any default in the payment of interest on any Note when the same becomes due and payable, (2) any default in the payment of principal of (or premium, if any, on) the Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, (3) the failure by the Company to make or consummate a Change of Control Offer in the manner described under Section 4.12 or an Offer to Purchase in the manner described under Section 4.13 or (4) any Event of Default specified in Section 6.01(e).

“Permitted Holders” means any or all of the following:

(1)         Mr. Zhang Yong and/or Ms. Yang Yuyan;

(2)         any Affiliate (other than an Affiliate as defined in clause (2) or (3) of the definition of Affiliate) of the Person specified in clause (1);

(3)         the estate, trust and any immediate family member of the Persons listed in (1) or the legal representative of any of the foregoing; and

(4)         any Person both the Capital Stock and the Voting Stock of which (or in the case of a trust, the beneficial interests in which) are owned 80% or more by Persons specified in clauses (1), (2) and (3).

“Permitted Indebtedness” has the meaning assigned to such an item in Section 4.05(b).

“Permitted Investment” means:

(1)         any Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary;

(2)         Temporary Cash Investments;

(3)         payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4)         stock, obligations or securities received in satisfaction of judgments;

(5)         an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6)         any Investment pursuant to a Hedging Obligation designed to reduce or manage the exposure of the Company or any Restricted Subsidiary to fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(7)         receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(8)         Investments made by the Company or any Restricted Subsidiary consisting of consideration received in connection with an Asset Sale made in compliance with Section 4.13;

(9)         pledges or deposits (i) with respect to leases or utilities provided to third parties in the ordinary course of business or (ii) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.07;

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(10)        any Investment pursuant to Pre-Registration Mortgage Guarantees or Contractor Guarantees by the Company or any Restricted Subsidiary otherwise permitted to be Incurred under this Indenture;

(11)        Investments in securities of trade creditors, trade debtors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditor, trade debtor or customer;

(12)        advances to contractors and suppliers for the acquisition of assets or consumables or services in the ordinary course of business that are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet;

(13)        deposits of pre-sale proceeds made in order to secure the completion and delivery of pre-sold properties and issuance of the related land use title in the ordinary course of business;

(14)        deposits made in order to comply with statutory or regulatory obligations to maintain deposits for workers compensation claims and other purposes specified by statute or regulation from time to time in the ordinary course of business;

(15)        deposits made in order to secure the performance of the Company or any Restricted Subsidiary and prepayments made in connection with the acquisition of real property or land use rights by the Company or any Restricted Subsidiary, in each case in the ordinary course of business;

(16)        advances in the ordinary course of business to government authorities or government-affiliated entities in the PRC for the purpose of the development and preparation by such government authority or government affiliated entity of primary land for auction purposes which advances are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet to the extent each such advance is on normal commercial terms including being subject to repayment from the relevant government authority;

(17)        an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists solely of Common Stock of the Company;

(18)        repurchases of the Notes;

(19)        Guarantees permitted under Section 4.05(b)(xx);

(20)        obligations (but not payments thereon) with respect to homeowners association obligations, community facility district bonds, metro district bonds, mello-roos bonds and subdivision improvement bonds and similar bonding requirements arising in the ordinary course of business of a homebuilder;

(21)        any Investment (including any deemed Investment upon the redesignation of a Restricted Subsidiary as an Unrestricted Subsidiary or upon the sale of Capital Stock of a Restricted Subsidiary) by the Company or any Restricted Subsidiary in any Person (other than a Restricted Subsidiary), provided that:

(i)	the aggregate of all Investments made under this clause (21) since the Original Issue Date shall not exceed in aggregate an amount equal to 20% of Total Assets. Such aggregate amount of Investments shall be calculated after deducting an amount equal to the net reduction in all Investments made under this clause (21) since the Original Issue Date resulting from:

(A)	payments of interest on Indebtedness, dividends or repayments of loans or advances made under this clause, in each case to the Company or any Restricted Subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income),

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(B)	the unconditional release of a Guarantee provided by the Company or a Restricted Subsidiary after the Original Issue Date under this clause (21) of an obligation of any such Person, or

(C)	to the extent that an Investment made after the Original Issue Date under this clause (21) is sold or otherwise liquidated or repaid for cash, the lesser of (x) cash return of capital with respect to such Investment (less the cost of disposition, if any) and (y) the initial amount of such Investment, not to exceed, in each case, the amount of Investments made by the Company or a Restricted Subsidiary after the Original Issue Date in any such Person pursuant to this clause (21);

(ii)	if a shareholder or partner (other than the Company or a Restricted Subsidiary) in such Person in which such Investment was made pursuant to this clause (21) is a Person described in clauses (x) or (y) of Section 4.14(a) (other than (1) TPG or (2) by reason of such shareholder or partner being an officer or director of the Company, a Restricted Subsidiary or a Minority Joint Venture or by reason of being a Restricted Subsidiary or a Minority Joint Venture), such Investment complies with Section 4.14;

(iii)	no Default has occurred and is continuing or would occur as a result of such Investment; and

(iv)	in the case of any Investment by the Company or any Restricted Subsidiary in a Person of which less than 50% of the Voting Power of the outstanding Voting Stock is owned, directly or indirectly, by the Company or its Restricted Subsidiaries, at the time of such Investment, the Company could Incur at least US$1.00 of Indebtedness under the proviso in Section 4.05(a); provided however that this paragraph (iv) shall not apply if such Investment would otherwise have been permitted under this clause (21) and such Investment, together with the aggregate amount of all other Investments made in reliance on this proviso since the Original Issue Date, shall not exceed in aggregate an amount equal to 5% of Total Assets (such aggregate amount of Investments shall be calculated after deducting an amount equal to the net reduction in all Investments made in reliance on this proviso since the Original Issue Date resulting from the events set forth in paragraphs (i)(A) through (i)(C) above, where references in such paragraphs to “under this clause (21)” shall be substituted with “in reliance on the proviso in paragraph (iv)”).

For the avoidance of doubt, the value of each Investment made pursuant to this clause (21) shall be valued at the time such Investment is made; and

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(22)        any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group in connection with the Restructuring upon designation of such Subsidiaries as Unrestricted Subsidiaries, provided that (A) (i) the Board of Directors has determined in good faith that the designation of such Subsidiaries as Unrestricted Subsidiaries is necessary to obtain approval from a Qualified Exchange for the Restructuring, (ii) at the time of such designation, such Subsidiaries remain Subsidiaries of the Company, and (iii) at the time of such designation, such Subsidiaries remain primarily engaged in the businesses other than property development business; and (B) the aggregate of all Investments made under this clause (22) since the Original Issue Date shall not exceed an amount equal to 10% of Total Assets (for the avoidance of doubt, any portion of such Investments exceeding 10% of Total Assets shall not constitute a Permitted Investment pursuant to this clause (22) but may be made, characterized and accounted for in accordance with the other provisions of the Indenture); and provided further that, at the time when (x) the Company ceases to hold, directly or indirectly, at least 30% of the Voting Stock of any entity so designated as an Unrestricted Subsidiary or (y) any Person or group of Persons other than the Company and its Subsidiaries acquires a higher percentage of the Voting Stock of such entity than the percentage held directly or indirectly by the Company, the Company will be deemed to make an Investment in such entity equal to the Fair Market Value of any Investment that the Company retains, directly or indirectly, in such entity immediately following such event.

“Permitted Liens” means:

(1)         Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal or administrative proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2)         statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal or administrative proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3)         Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(4)         leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(5)         Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(6)         Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; provided further that such Liens were not created in contemplation of or in connection with the transactions or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(7)         Liens in favor of the Company or any Restricted Subsidiary;

(8)         Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

(9)         Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(10)        Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry, in each case, securing Indebtedness under Hedging Obligations permitted by clause (vi) of Section 4.05(b);

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(11)        Liens existing on the Original Issue Date;

(12)        Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (v) of Section 4.05(b); provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(13)        Liens under the Security Documents;

(14)        Liens securing any Permitted Pari Passu Secured Indebtedness that complies with each of the requirements set forth under Section 4.22;

(15)        any interest or title of a lessor in the property subject to any operating lease;

(16)        Liens securing Indebtedness of the Company or any Restricted Subsidiary under any Pre-Registration Mortgage Guarantee which is permitted to be Incurred under clause (vii) of Section 4.05(b);

(17)        easements, rights-of-way, municipal and zoning ordinances or other restrictions as to the use of properties in favor of governmental agencies or utility companies that do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any Restricted Subsidiary;

(18)        Liens (including extensions and renewals thereof) upon real or personal property; provided that (a) such Lien is created solely for the purpose of securing Indebtedness of the type described under clause (viii) of Section 4.05(b) and such Lien is created prior to, at the time of or within 180 days after the later of the acquisition or the completion of development, construction or improvement of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of the cost of such property, development, construction or improvement and (c) such Lien shall not extend to or cover any property or assets other than such item of property and any improvements on such item, provided that, in the case of clauses (b) and (c), such Lien may cover other property or assets (instead of or in addition to such item of property or improvements) and the principal amount of Indebtedness secured by such Lien may exceed 100% of such cost if (x) such Lien is incurred in the ordinary course of business and (y) the aggregate book value of property or assets (as of the last day of the most recent fiscal quarter period for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements) or, if any such property or assets have been acquired since the date of such financial statements, the cost of such property or assets) subject to Liens incurred pursuant to this clause (18) does not exceed 130% of the aggregate principal amount of Indebtedness secured by such Liens;

(19)        Liens on deposits of pre-sale proceeds made in order to secure the completion and delivery of pre-sold properties and issuance of the related land use title made in the ordinary course of business and not securing Indebtedness of the Company or any Restricted Subsidiary;

(20)        Liens on deposits made in order to comply with statutory obligations to maintain deposits for workers compensation claims and other purposes specified by statute made in the ordinary course of business and not securing Indebtedness of the Company or any Restricted Subsidiary;

(21)        Liens on deposits made in order to secure the performance of the Company or any Restricted Subsidiary in connection with the acquisition of real property or land use rights by the Company or any Restricted Subsidiary in the ordinary course of business and not securing Indebtedness of the Company or any Restricted Subsidiary;

(22)        Liens incurred or deposits made to secure Entrusted Loans;

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(23)        Liens on the Capital Stock of the Person that is to be acquired under the relevant Staged Acquisition Agreement securing Indebtedness which is permitted to be Incurred under clause (xv) of Section 4.05(b);

(24)        Liens securing Indebtedness permitted to be Incurred under clause (xiv) of Section 4.05(b);

(25)        Liens on the Capital Stock of a PRC Project Company granted by the Company or any Restricted Subsidiary in favor of any Trust Company Investor (including the sale or transfer of such Capital Stock to such Trust Company Investor) in respect of, and to secure, the Indebtedness permitted to be Incurred under clause (xvi) of Section 4.05(b);

(26)        Liens on cash deposits, bank accounts or other assets to secure Bank Deposit Secured Indebtedness permitted to be Incurred under clause (xvii) of Section 4.05(b);

(27)        Liens on Investment Properties securing Indebtedness of the Company or any Restricted Subsidiary permitted to be Incurred under clause (xviii) of Section 4.05(b);

(28)        Liens securing Indebtedness of Restricted Subsidiaries (other than Subsidiary Guarantors or JV Subsidiary Guarantors) Incurred pursuant to clause (xix) of Section 4.05(b);

(29)        Liens securing Indebtedness Incurred under clause (xx) of Section 4.05(b);

(30)        Liens on assets of a Non-Guarantor Subsidiary securing any Permitted Subsidiary Indebtedness of any Non-Guarantor Subsidiary permitted to be Incurred under Section 4.05(a);

(31)        Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(32)        Liens for homeowner, property owner, condominium and similar association fees, assessments and other payments;

(33)        Liens arising from filing Uniform Commercial Code financing statements regarding leases; and

(34)        Liens to secure Indebtedness Incurred under clause (xxii) of Section 4.05(b);

provided that, with respect to the Collateral, “Permitted Liens” shall only refer to the Liens described in clauses (1), (6), (13) and (14) of this definition.

“Permitted Pari Passu Secured Indebtedness” has the meaning assigned to such term in Section 4.22.

“Permitted Refinancing Indebtedness” has the meaning assigned to such term in Section 4.05(b).

“Permitted Subsidiary Indebtedness” means Indebtedness of, and all Preferred Stock issued by, the Non-Guarantor Subsidiaries, taken as a whole; provided that, on the date of the Incurrence of such Indebtedness and after giving effect thereto and the application of the proceeds thereof, the aggregate principal amount outstanding of all such Indebtedness (excluding Public Indebtedness and any Indebtedness of any Non-Guarantor Subsidiary permitted under clauses (i), (ii), (iv), (vi) and (vii) of Section 4.05(b)) does not exceed an amount equal to 30.0% of Total Assets.

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“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“PRC” means the People’s Republic of China, which for the purposes of this Indenture, excludes Taiwan, the Hong Kong Special Administrative Region of the PRC and the Macao Special Administrative Region of the PRC.

“PRC CJV” means any Subsidiary that is a Sino-foreign cooperative joint venture enterprise with limited liability, established in the PRC pursuant to the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures adopted on April 13, 1988 (as most recently amended on October 13, 2000) and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures promulgated on September 4, 1995, as such laws may be amended.

“PRC CJV Partner” means with respect to a PRC CJV, the other party to the joint venture agreement relating to such PRC CJV with the Company or any Restricted Subsidiary.

“PRC Non-Guarantor Subsidiaries” means all Restricted Subsidiaries organized under the laws of the PRC.

“PRC Project Company” means any corporation, association or other business entity organized under the laws of the PRC primarily engaged in a property development which, at any time, is treated as a “subsidiary” of the Company under GAAP, other than an Unrestricted Subsidiary.

“Preferred Stock” as applied to the Capital Stock of any Person means Capital Stock of any class or classes that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Pre-Registration Mortgage Guarantee” means any Indebtedness of the Company or any Restricted Subsidiary consisting of a guarantee in favor of any bank or other similar financial institutions in the ordinary course of business of secured loans of purchasers of individual units of properties from the Company or any Restricted Subsidiary; provided that, any such guarantee shall be released in full on or before the perfection of a security interest in such properties under applicable law in favor of the relevant lender.

“Public Indebtedness” means any bonds, debentures, notes or similar debt securities issued in a public offering or a private placement (other than the Notes) to institutional investors.

“Qualified Exchange” means either (1) The New York Stock Exchange, the London Stock Exchange, The Stock Exchange of Hong Kong Limited, the Nasdaq Stock Market or Singapore Exchange Securities Trading Limited or (2) a national securities exchange (as such term is defined in Section 6 of the Exchange Act) or a designated offshore securities market (as such term is defined in Rule 902(b) under the Securities Act).

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“Qualified IPO” means an initial public offering, and a listing, of ordinary shares of a company on a Qualified Exchange; provided that in the case that such listing is on a national securities exchange (as such term is defined in Section 6 of the Exchange Act) or a designated offshore securities market (as such term is defined in Rule 902(b) under the Securities Act), such listing shall result in a public float of no less than the percentage required by the applicable listing rules.

“Rating Agencies” means (1) S&P, (2) Fitch and (3) if S&P or Fitch or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Fitch or both, as the case may be.

“Rating Category” means (1) with respect to S&P, any of the following categories: “BB,” “B,” “CCC,” “CC,” “C” and “D” (or equivalent successor categories); (2) with respect to Fitch, any of the following categories: “BB,” “B,” “CCC,” “C” and “D” (or equivalent successor categories); and (3) the equivalent of any such category of S&P or Fitch used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (“+” and “–” for S&P and Fitch; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from “BB+” to “BB,” as well as from “BB-” to “B+,” will constitute a decrease of one gradation).

“Rating Date” means (1) in connection with a Change of Control Triggering Event, that date which is 90 days prior to the earlier of (A) a Change of Control and (B) a public notice of the occurrence of a Change of Control or of the intention by the Company or any other Person or Persons to effect a Change of Control or (2) in connection with actions contemplated under Section 5.01, that date which is 90 days prior to the earlier of (x) the occurrence of any such actions as set forth therein and (y) a public notice of the occurrence of any such actions.

“Rating Decline” means (1) in connection with a Change of Control Triggering Event, the occurrence on, or within six months after the date of public notice of the occurrence of a Change of Control or the intention by the Company or any other Person or Persons to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) of any of the events listed below, or (2) in connection with actions contemplated under Section 5.01, the notification by any of the Rating Agencies that such proposed actions will result in any of the events listed below:

(a)          in the event the Notes are rated by both S&P and Fitch on the Rating Date as Investment Grade, the rating of the Notes by either Rating Agency shall be below Investment Grade;

(b)          in the event the Notes are rated by either, but not both, of the Rating Agencies on the Rating Date as Investment Grade, the rating of the Notes by such Rating Agency shall be below Investment Grade; or

(c)          in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

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“Reference Treasury Dealer” means each of any three investment banks of recognized standing that is a primary U.S. Government securities dealer in The City of New York, selected by the Company in good faith.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to such Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

“Register” has the meaning assigned to such term in Section 2.05.

“Regulation S” means Regulation S under the Securities Act.

“Relevant Jurisdiction” has the meaning assigned to such term in Section 4.20(a).

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in the businesses of the Company or any Restricted Subsidiary (including any Capital Stock in a Person holding such property or assets, which is or will upon the acquisition by the Company or any Restricted Subsidiary of such Capital Stock become a Restricted Subsidiary).

“Restricted Payments” has the meaning assigned to such term in Section 4.06.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Restructuring” means the restructuring and Qualified IPO of the common shares of a Subsidiary in the Restructuring Group.

“Restructuring Group” means a Subsidiary of the Company through which the Company conducts (directly or indirectly) businesses other than property development business immediately prior to the completion of the Restructuring and its Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to property (whether real, personal or mixed), now owned or hereafter acquired whereby the Company or any Restricted Subsidiary transfers such property to another Person and the Company or any Restricted Subsidiary leases it from such Person.

“Secured Parties” has the meaning assigned to such term in Section 4.22(b).

“Securities Act” means the United States Securities Act of 1933, as amended.

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“Security Documents” means, collectively, the pledge agreements and any other agreements or instruments that may evidence or create any security interest in favor of the Shared Security Agent, the Trustee and/or any Holders in any or all of the Collateral.

“Senior Indebtedness” of the Company or a Restricted Subsidiary, as the case may be, means all Indebtedness of the Company or the Restricted Subsidiary, as relevant, whether outstanding on the Original Issue Date or thereafter created, except for Indebtedness which, in the instrument creating or evidencing the same, is expressly stated to be subordinated in right of payment to (a) in respect of the Company, the Notes or, (b) in respect of any Restricted Subsidiary that is a Subsidiary Guarantor, its Subsidiary Guarantee or, (c) in respect of any Restricted Subsidiary that is a JV Subsidiary Guarantor, its JV Subsidiary Guarantee; provided that Senior Indebtedness does not include (1) any obligation to the Company or any Restricted Subsidiary, (2) trade payables or (3) Indebtedness Incurred in violation of this Indenture.

“Shared Security Agent” means initially Citicorp International Limited appointed in accordance with the Intercreditor Agreement and any successor appointed pursuant to the Intercreditor Agreement.

“Significant Restricted Subsidiary” means a Restricted Subsidiary that would be a “significant subsidiary” within the meaning of the definition of “significant subsidiary” in Article 1, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Original Issue Date; provided that in each instance in such definition in which the term “10 percent” is used, the term “5 percent” shall be substituted therefor.

“Staged Acquisition Agreement” means an agreement between the Company or a Restricted Subsidiary and an Independent Third Party (x) pursuant to which the Company or such Restricted Subsidiary agrees to acquire not less than a majority of the Capital Stock of a Person for consideration that is not more than the Fair Market Value of such Capital Stock of such Person at the time the Company or such Restricted Subsidiary enters into such agreement and (y) which provides that the payment of the purchase price for such Capital Stock is made in more than one installment over a period of time.

“Stated Maturity” means, (1) with respect to any Indebtedness, the date specified in such debt security as the fixed date on which the final installment of principal of such Indebtedness is due and payable as set forth in the documentation governing such Indebtedness and (2) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Indebtedness.

“Subordinated Indebtedness” means any Indebtedness of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor which is contractually subordinated or junior in right of payment to the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee, as applicable, pursuant to a written agreement to such effect.

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“Subordinated Shareholder Loan” means any unsecured Indebtedness for borrowed money Incurred by the Company or any Restricted Subsidiary from but only so long as such Indebtedness is owed to any Permitted Holder which (i) is expressly made subordinate to the prior payment in full of the Notes, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, created or remains outstanding, with respect to the payment of principal and any other payment obligations in respect of such Indebtedness, (ii) by its terms (and by the terms of any security into which it is convertible or for which it is exchangeable) does not mature and is not required to be repaid, redeemed, repurchased or otherwise retired, pursuant to a sinking fund obligation, event of default or otherwise, in whole or in part, on or prior to the date that is one year after the Stated Maturity of the Notes and (iii) by its terms, does not provide for any cash payment of interest (or premium, if any).

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which (i) more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person or (ii) of which 50% or less of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and in each case which is “controlled” and consolidated by such Person in accordance with GAAP; provided, however, that with respect to clause (ii), the occurrence of any event (other than the issuance or sale of Capital Stock) as a result of which such corporation, association or other business entity ceases to be “controlled” by such Person under GAAP and to constitute a Subsidiary of such Person shall be deemed to be a designation of such corporation, association or other business entity as an Unrestricted Subsidiary by such Person and be subject to the requirements under Section 4.17(a).

“Subsidiary Guarantee” means any Guarantee of the obligations of the Company under this Indenture and the Notes by any Subsidiary Guarantor.

“Subsidiary Guarantor” means any initial Subsidiary Guarantor named in Schedule I hereto and any other Restricted Subsidiary which guarantees the payment of the Notes pursuant to this Indenture and the Notes; provided that Subsidiary Guarantor will not include (a) any Person whose Subsidiary Guarantee has been released in accordance with this Indenture and the Notes or (b) any JV Subsidiary Guarantor.

“Subsidiary Guarantor Pledgor” means any initial Subsidiary Guarantor Pledgor named herein and any other Subsidiary Guarantor which pledges Collateral to secure the obligations of the Company under the Notes and this Indenture and of such Subsidiary Guarantor under its Subsidiary Guarantee; provided that a Subsidiary Guarantor Pledgor will not include any person whose pledge under the Security Documents has been released in accordance with the Security Documents, this Indenture and the Notes.

“Surviving Person” has the meaning assigned to such term in Section 5.01(i).

“Tax Redemption Date” has the meaning assigned to such term in Section 3.01.

“Temporary Cash Investment” means any of the following:

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(1)         direct obligations of the United States of America, any state of the European Economic Area, the People’s Republic of China and Hong Kong or any agency of any of the foregoing or obligations fully and unconditionally Guaranteed by the United States of America, any state of the European Economic Area, the People’s Republic of China, Hong Kong or any agency of any of the foregoing, in each case maturing within one year, which in the case of obligations of, or obligations Guaranteed by, any state of the European Economic Area, shall be rated at least “A” by S&P or Moody’s;

(2)         demand or time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, any state of the European Economic Area or Hong Kong, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of US$100.0 million (or the Dollar Equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Section 3(a)(62) of the Exchange Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)         repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4)         commercial paper, maturing not more than 180 days after the date of acquisition thereof, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5)         securities, maturing within one year of the date of acquisition thereof, issued or fully and unconditionally Guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(6)         any money market fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above;

(7)         demand or time deposit accounts, certificates of deposit, overnight or call deposits and money market deposits with any bank, trust company or other financial institution organized under the laws of the PRC, Hong Kong, the United States of America, Malaysia or any other jurisdiction or region where the Company or any Restricted Subsidiary conducts business operations; and

(8)         structured deposit products that are principal protected with any bank or financial institution organized under the laws of the PRC, Hong Kong or the United States of America if held to maturity (which shall not be more than one year) and can be withdrawn at any time with no more than six months’ notice.

“Total Assets” means, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries measured in accordance with GAAP as of the last day of the most recent fiscal quarter for which consolidated financial statements of the Company (which the Company shall use its best efforts to compile on a timely manner) are available (which may include internal consolidated financial statements); provided that only with respect to clause (viii) of Section 4.05(b) and the definition of “Permitted Subsidiary Indebtedness,” Total Assets shall be calculated after giving pro forma effect to include the cumulative value of all of the real or personal property or equipment the acquisition, development, construction or improvement of which requires or required the Incurrence of Indebtedness and calculation of Total Assets thereunder in each case as of such date, as measured by the purchase price or cost therefor or budgeted cost provided in good faith by the Company or any Restricted Subsidiary to the bank or other similar financial institutional lender providing such Indebtedness.

“TPG” means TPG Capital and its affiliates, including TPG Asia VI SF Pte. Ltd.

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“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Trust Company Investor” means an Independent Third Party that is a financial institution or an insurance company organized under the laws of the PRC, or an Affiliate thereof, that Invests in any Capital Stock of a PRC Project Company.

“Trustee” means the party named as such in the first paragraph of this Indenture or any successor trustee under this Indenture pursuant to Article 7.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided in this Indenture; and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally Guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the Company thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“U.S. Person” has the meaning assigned to such term in Regulation S.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person; provided that Subsidiaries that are PRC CJVs shall not be considered Wholly Owned Subsidiaries unless such Person or one or more Wholly Owned Subsidiaries of such Person is entitled to 95% or more of the economic benefits distributable by such Subsidiary.

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Section 1.02.           Rules of Construction. Unless the context otherwise requires or except as otherwise expressly provided,

(a)          an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(b)          “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Section, Article or other subdivision;

(c)          all references to Sections or Articles or Exhibits refer to Sections or Articles or Exhibits of or to this Indenture unless otherwise indicated; and

(d)          references to agreements or instruments, or to statutes or regulations, are to such agreements or instruments, or statutes or regulations, as amended from time to time (or to successor statutes and regulations).

ARTICLE 2
Issue, Execution, Form and Registration of Notes

Section 2.01.           Authentication and Delivery of Notes, Subsidiary Guarantees and JV Subsidiary Guarantees. Upon the execution and delivery of this Indenture, or from time to time thereafter, Notes may be executed and delivered by the Company, with the Subsidiary Guarantee endorsed thereon by the Subsidiary Guarantor and the JV Subsidiary Guarantee (if any) endorsed thereon by the JV Subsidiary Guarantor, in an aggregate principal amount outstanding of not more than US$300,000,000 (other than Notes issued pursuant to Section 2.08 or Section 2.09) to the Trustee or an Authenticating Agent for authentication, accompanied by an Officers’ Certificate of the Company directing such authentication and specifying the amount of Notes (with the Subsidiary Guarantee and the JV Subsidiary Guarantee (if any) endorsed thereon) to be authenticated, the applicable rate at which interest will accrue on such Notes, the date on which the original issuance of such Notes (with the Subsidiary Guarantee and the JV Subsidiary Guarantee (if any) endorsed thereon) is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest on such Notes will be payable and the date on which the principal of such Notes will be payable and other terms relating to such Notes and the Subsidiary Guarantee and the JV Subsidiary Guarantee (if any). The Trustee or an Authenticating Agent shall thereupon authenticate and deliver said Notes (with the Subsidiary Guarantee and the JV Subsidiary Guarantee (if any) endorsed thereon) to or upon the written order of the Company (as set forth in such Officers’ Certificate) signed by two Authorized Officers.

The Trustee and the Authenticating Agent shall have the right to decline to authenticate and deliver any Notes under this Section if the Trustee in good faith determines that such action may not lawfully be taken or if the Trustee in good faith determines that such action would expose the Trustee or the Authenticating Agent to personal liability, unless indemnity and/or security satisfactory to the Trustee or the Authenticating Agent, as applicable, against such liability is provided to the Trustee or the Authenticating Agent, as applicable.

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Section 2.02.            Execution of Notes, Subsidiary Guarantees and JV Subsidiary Guarantees. (a) The Notes shall be executed by or on behalf of the Company by the signature of an Authorized Officer of the Company. Each of the Subsidiary Guarantors shall execute the Subsidiary Guarantees by the signature of an Authorized Officer of such Subsidiary Guarantor and each of the JV Subsidiary Guarantors shall execute the JV Subsidiary Guarantee (if any) by the signature of an Authorized Officer of such JV Subsidiary Guarantor. Such signatures may be the manual or facsimile signature of the present or any future Authorized Officers. With the delivery of this Indenture, the Company, each of the initial Subsidiary Guarantors and each of the initial JV Subsidiary Guarantors (if any) is furnishing, and from time to time thereafter, the Company, each Subsidiary Guarantor and each JV Subsidiary Guarantors (if any) may each furnish to both the Trustee and the Authenticating Agent, a certificate substantially in the form of Exhibits B-1 and B-2 (an “Authorization Certificate”) identifying and certifying the incumbency and specimen (or facsimile) signatures of the Authorized Officers. Until the Trustee and the Authenticating Agent receive a subsequent Authorization Certificate, the Trustee and the Authenticating Agent shall be entitled to conclusively rely on the last Authorization Certificate delivered to them for purposes of determining the Authorized Officers. Typographical and other minor errors or defects in any signature shall not affect the validity or enforceability of any Note which has been duly authenticated and delivered by or on behalf of the Trustee.

(b)          In case Authorized Officers who shall have signed any of the Notes, any of the Subsidiary Guarantees or any of the JV Subsidiary Guarantees (if any) thereon, as applicable, shall cease to be such Authorized Officers before the Note (with the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) endorsed thereon) shall be authenticated and delivered by or on behalf of the Trustee or disposed of by or on behalf of the Company, such Note (with the Subsidiary Guarantees endorsed thereon) nevertheless may be authenticated and delivered or disposed of as though the Persons who signed such Note, the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) had not ceased to be such Authorized Officers; and any Note may be signed on behalf of the Company, any Subsidiary Guarantee may be signed on behalf of the Subsidiary Guarantors and any JV Subsidiary Guarantee (if any) may be signed on behalf of the Subsidiary Guarantors by such Persons as, at the actual date of the execution of such Note, Subsidiary Guarantee and JV Subsidiary Guarantee (if any), shall be Authorized Officers, although at the date of the execution and delivery of this Indenture any such Persons were not Authorized Officers.

Section 2.03.           Certificate of Authentication. Only such Notes (with the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) endorsed thereon) as shall bear thereon a certification of authentication substantially as set forth in the forms of the Notes, the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) in Exhibits A and G hereto, executed by the Trustee or an Authenticating Agent by manual signature of one of its authorized signatories, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certification by the Trustee or an Authenticating Agent upon any Note executed by or on behalf of the Company, any Subsidiary Guarantee executed by or on behalf of the Subsidiary Guarantors and any JV Subsidiary Guarantee (if any) executed by or on behalf of the JV Subsidiary Guarantors shall be conclusive evidence that the Note (with the Subsidiary Guarantee and the JV Subsidiary Guarantees (if any) endorsed thereon) so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

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Section 2.04.           Form, Denomination and Date of Notes; Payments. (a) The Notes, the Subsidiary Guarantees, the JV Subsidiary Guarantees (if any) and the certificates of authentication shall be substantially in the form set forth in Exhibits A and G hereof. On the Original Issue Date, the Notes shall be issued in the form provided in Section 2.04(c). The Notes shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the Authorized Officers of the Company executing the same may determine with the approval of the Trustee.

The Notes (with the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) endorsed thereon) may be issued with appropriate insertions, omissions, substitutions and variations, and may have imprinted or otherwise reproduced thereon such legend or legends, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto, with the rules of any securities market in which the Notes are admitted to trading, or to conform to general usage.

(b)          Each Note (with the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) endorsed thereon) shall be dated the date of its authentication. Each Note shall bear interest from the date of issuance thereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for and shall be payable on the dates specified on the face of the form of Note set forth as Exhibit A-1 hereto. Interest on the Notes will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

(c)          On the Original Issue Date, an appropriate Authorized Officer will execute and deliver to the Trustee one or more global Notes (each, a “Global Note”), with the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) endorsed thereon, in definitive, fully registered form without coupons, in a denomination of US$200,000 or any amount in excess thereof which is an integral multiple of US$1,000, substantially in the form of Exhibit A-2 hereto; all such Notes (with the Subsidiary Guarantees and the JV Subsidiary Guarantees (if any) endorsed thereon) so executed and delivered to the Trustee pursuant to this subsection (c) shall be in an aggregate principal amount that shall equal the aggregate principal amount of the Notes that are to be issued on the Original Issue Date. The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Custodian for the Common Depositary or its nominee, as hereinafter provided.

(d)          Each Global Note and each Certificated Note issued in exchange for interests in the Global Note (“Certificated Note”) shall bear the following legend (the “Note Legend”),

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

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THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

Each Global Note (i) shall be delivered by the Trustee to the Common Depositary, and shall be registered in the name of Citivic Nominees Limited as the nominee for the Common Depositary, and (ii) shall also bear a legend substantially to the following effect:

“UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF THE NOMINEE FOR THE COMMON DEPOSITARY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AND ANY PAYMENT IS MADE TO THE COMMON DEPOSITARY OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, THE NOMINEE FOR THE COMMON DEPOSITARY HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE COMMON DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGEABLE IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN THE COMMON DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.”

Global Notes may be deposited with such other Common Depositary the Company may from time to time designate in writing to the Trustee, and shall bear such legend as may be appropriate.

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(e)          If at any time the Depositary notifies the Company that it is unwilling or unable to continue as the Common Depositary for such Global Notes, the Company shall use reasonable efforts to appoint a successor Depositary with respect to such Global Notes. If (i) a successor Common Depositary for such Global Notes is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, (ii) either Euroclear or Clearstream, or a successor clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention to permanently cease business or does in fact do so, or (iii) any of the Notes has become immediately due and payable in accordance with Sections 6.01 and 6.02 and the Company has received a written request from a Holder, the Company will execute, and the Trustee, upon receipt of an Officers’ Certificate of the Company directing the authentication and delivery thereof, will authenticate and deliver, Certificated Notes (which may bear a Note Legend) in any authorized denominations in an aggregate principal amount equal to the principal amount of such Global Notes in exchange for such Global Notes.

(f)          Global Notes shall in all respects be entitled to the same benefits under this Indenture as Certificated Notes authenticated and delivered hereunder. Except under the circumstances in Section 2.04(e), the Company will not instruct, and the Trustee will not issue, Certificated Notes.

(g)          The Person in whose name any Note is registered at the close of business on any Interest Record Date with respect to any Interest Payment Date shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to the Interest Record Date and prior to such Interest Payment Date.

Section 2.05.           Registration, Transfer and Exchange. (a) The Notes are issuable only in registered form. The Company will keep at the office or agency to be maintained for the purpose as provided in Section 4.02 (the “Note Registrar”), a register (the “Register”) in which, subject to such reasonable regulations as it may prescribe, it will register, and will register the transfer of, Notes as provided in this Article. The name and address of the registered holder of each Note and the amount of each Note, and all transfers and exchanges related thereto, will be recorded in the Register. Such Register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. Such Register shall be available to the Trustee at all reasonable times and upon reasonable notice.

(b)          Upon due presentation for registration of transfer of any Note, the Company shall execute and the Trustee or an Authenticating Agent shall authenticate and deliver in the name of the transferee or transferees a new Note or Notes in authorized denominations for a like aggregate principal amount.

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(c)          A Holder may register the transfer of a Note only by written application to the Note Registrar stating the name of the proposed transferee and otherwise complying with the terms of this Indenture. No such registration of transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Note Registrar in the Register. Prior to the registration of any transfer by a Holder as provided herein, the Company, the Trustee and any agent of any of them shall treat the Person in whose name the Note is registered as the owner thereof for all purposes whether or not the Note shall be overdue, and neither the Company, the Trustee, nor any such agent shall be affected by notice to the contrary. Furthermore, any Holder of a Global Note shall, by acceptance of such Global Note, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agents) and that ownership of a beneficial interest in the Note shall be required to be reflected in a book entry. At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination and of a like aggregate principal amount, upon surrender of the Notes to be exchanged to the Note Registrar. When Notes are presented to the Note Registrar with a request to register the transfer or to exchange them for an equal principal amount of Notes of other authorized denominations, the Note Registrar shall register the transfer or make the exchange as requested if the requirements for such transactions set forth herein are met. To permit registrations of transfers and exchanges, the Company and each Subsidiary Guarantor shall execute and the Trustee or an Authenticating Agent shall authenticate Notes at the Note Registrar’s request.

(d)          Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Note Registrar) be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the Holder thereof or his attorney duly authorized in writing in a form satisfactory to the Company and the Note Registrar.

(e)          The Company or the Trustee may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge that may be imposed in connection with any exchange or registration of transfer of Notes (other than any such transfer taxes or other similar governmental charge payable upon exchanges). No service charge to any Holder shall be made for any such transaction.

(f)          The Company shall not be required to exchange or register a transfer of (1) any Notes for a period of 15 days immediately preceding the first mailing of notice of redemption of Notes to be redeemed or (2) any Notes called or being called for redemption.

(g)          All Notes issued upon any registration of transfer or exchange of Notes shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Indenture, as the Notes surrendered upon such transfer or exchange.

(h)          Claims against the Company for the payment of principal of, premium, if any, or interest on the Notes will become void unless presentation for payment is made as required in this Indenture within a period of six years.

Section 2.06.           Book-entry Provisions for Global Notes. (a) Each Global Note initially shall be deposited with the Common Depositary and registered in the name of the Common Depositary or its nominee for the accounts of Euroclear and Clearstream.

(b)          Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Common Depositary, its successors or their respective nominees. Interests of beneficial owners in a Global Note may be transferred, and transfers increasing or decreasing the aggregate principal amount of Global Notes may be conducted only in accordance with the rules and procedures of Euroclear and Clearstream. In addition, Certificated Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in the Global Note under the circumstances set forth in Section 2.04(e).

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(c)          In connection with the transfer of an entire Global Note to beneficial owners pursuant to paragraph (b) of this Section 2.06, the Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Common Depositary in exchange for its beneficial interest in the Global Note, an equal aggregate principal amount of Certificated Notes of authorized denominations.

(d)          The registered holder of a Global Note may grant proxies and otherwise authorize any Person to take any action which a Holder is entitled to take under this Indenture or the Notes.

Section 2.07.           [This Section is Intentionally Left Blank].

Section 2.08.           Mutilated, Defaced, Destroyed, Stolen and Lost Notes. (a) The Company shall execute and deliver to the Trustee Certificated Notes in such amounts and at such times as to enable the Trustee to fulfill its responsibilities under this Indenture and the Notes.

(b)          In case any Note shall become mutilated, defaced or be apparently destroyed, lost or stolen, upon the request of the registered holder thereof, the Company in its discretion may execute, and, upon the written request of Authorized Officers of the Company, the Trustee or an Authenticating Agent shall authenticate and deliver, a new Note (with each Subsidiary Guarantee endorsed thereon), bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated or defaced Note, or in lieu of and substitution for the Note so apparently destroyed, lost or stolen. In every case the applicant for a substitute Note shall furnish to the Company, the Subsidiary Guarantors and the Trustee, and any agent of the Company, the Subsidiary Guarantors or the Trustee such security and/or indemnity as may be required by each of them to indemnify and defend and to save each of them harmless and, in every case of destruction, loss or theft, evidence to their satisfaction of the apparent destruction, loss or theft of such Note and of the ownership thereof. Upon the issuance of any substitute Note, such Holder, if so requested by the Company, the Subsidiary Guarantors or the Trustee, or any agent thereof, will pay a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee or its agent(s)) connected with the preparation and issuance of the substitute Note. The Trustee is hereby authorized, in accordance with and subject to the foregoing conditions in this clause (b), to authenticate and deliver, or cause the authentication and delivery of, from time to time, Notes (with each Subsidiary Guarantee endorsed thereon) in exchange for or in lieu of Notes (with each Subsidiary Guarantee endorsed thereon), respectively, which become mutilated, defaced, destroyed, stolen or lost. Each Note delivered in exchange for or in lieu of any Note shall carry all the rights to principal, premium (if any), interest (including rights to accrued and unpaid interest and Additional Amounts) which were carried by such Note.

(c)          Mutilated or defaced Certificated Notes must be surrendered to the Trustee before replacements will be issued.

(d)          In the event any such mutilated, defaced, destroyed, lost or stolen certificate has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new certificate, pay such Notes.

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Section 2.09.           Further Issues. Subject to the covenants described in Article 4, the Company may, from time to time, without notice to or the consent of the Holders, create and issue additional notes (the “Additional Notes”) having the same terms and conditions as the Notes (including the benefit of the Subsidiary Guarantees and JV Subsidiary Guarantees) in all respects (or in all respects except for the issue date, issue price and the first payment of interest on them and, to the extent necessary, certain temporary securities law transfer restrictions) (a “Further Issue”) so that such Additional Notes may be consolidated and form a single class with the previously outstanding Notes and vote together as one class on all matters with respect to the Notes; provided that the issuance of any such Additional Notes shall then be permitted under Section 4.06.

Section 2.10.           Cancellation of Notes; Disposition Thereof. All Notes surrendered for payment, redemption, registration of transfer or exchange, if surrendered to the Company or any agent of the Company or the Paying Agent, shall be delivered to the Trustee for cancellation or, if surrendered to the Trustee, shall be canceled by it; and no Notes shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of canceled Notes held by it in accordance with its customary procedures, and (upon the Company’s written request) deliver a certificate of disposition to the Company and the Subsidiary Guarantors. If the Company shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

Section 2.11.           ISIN and Common Code Numbers. The Company in issuing the Notes may use ISIN and Common Code numbers (if then generally in use), and, if so, the Trustee and the Paying Agent shall use for the Notes ISIN and Common Code numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify in writing the Trustee and the Paying Agent of any change in the ISIN and Common Code numbers.

ARTICLE 3
Redemption

Section 3.01.           Redemption for Tax Reasons. (a) The Notes may be redeemed, at the option of the Company or a Surviving Person with respect to the Company, as a whole but not in part, upon giving not less than 30 days’ nor more than 60 days’ notice to the Holders (which notice shall be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including any Additional Amounts), if any, to the date fixed by the Company or the Surviving Person, as the case may be, for redemption (the “Tax Redemption Date”) if, as a result of:

(i)          any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Jurisdiction affecting taxation; or

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(ii)         any change in the existing official position or the stating of an official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is proposed and becomes effective (or in the case of an official position, is announced) (i) with respect to the Company or any initial Subsidiary Guarantor on or after the Original Issue Date, or (ii) with respect to any Future Subsidiary Guarantor, JV Subsidiary Guarantor or Surviving Person, on or after the date such Future Subsidiary Guarantor, JV Subsidiary Guarantor or Surviving Person becomes a Subsidiary Guarantor, a JV Subsidiary Guarantor or Surviving Person, with respect to any payment due or to become due under the Notes or the Indenture, the Company, a Surviving Person, a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, is, or on the next Interest Payment Date would be, required to pay Additional Amounts, and such requirement cannot be avoided by the taking of reasonable measures by the Company, the Surviving Person, a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company, the Surviving Person, a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of the Notes were then due.

(b)          Prior to the giving of any notice of redemption of the Notes pursuant to Section 3.01(a), the Company, a Surviving Person, Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, will deliver to the Trustee at least 30 days but not more than 60 days before a redemption date:

(i)          an Officers’ Certificate stating that such change or amendment referred to in Section 3.01(a) has occurred, describing the facts related thereto and stating that such requirement cannot be avoided by the Company, such Surviving Person, a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, taking reasonable measures available to it; and

(ii)         an Opinion of Counsel or an opinion of a tax consultant, in either case of recognized standing with respect to tax matters of the Relevant Jurisdiction, stating that the requirement to pay such Additional Amounts results from such change or amendment referred to in Section 3.01(a).

The Trustee shall accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it shall be conclusive and binding on the Holders.

(c)          Any Notes that are redeemed shall be cancelled.

Section 3.02.           Optional Redemption. (a) [This Section is Intentionally Left Blank]

(b)          At any time prior to August 30, 2019, the Company may at its option redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. Neither the Trustee nor any of the Agents will be responsible for calculating or verifying the Applicable Premium.

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(c)          At any time and from time to time prior to August 30, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more sales of Common Stock of the Company in an Equity Offering at a redemption price of 108.125% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the Notes issued on the Original Issue Date remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related Equity Offering.

(d)          The Company will give not less than 30 days’ nor more than 60 days’ notice to the Holders, the Trustee and the Paying Agent of any redemption pursuant to this Article 3. If less than all of the Notes are to be redeemed at any time, the Notes for redemption will be selected as follows:

(i)          if the Notes are listed on any national securities exchange and/or being held through the clearing systems, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or the requirements of the clearing systems, as applicable; or

(ii)         if the Notes are not listed on any national securities exchange and/or held through the clearing systems, on a pro rata basis, by lot or by such other method as the Trustee in its sole and absolute discretion deems fair and appropriate, unless otherwise required by law.

A Note of US$200,000 in principal amount or less shall not be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. With respect to any Certificated Note, a new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note. On and after the redemption date, interest shall cease to accrue on Notes or portions of them called for redemption.

Section 3.03.           Method and Effect of Redemption. (a) The notice of redemption will identify the Notes to be redeemed and will include or state the following:

(i)          the redemption date;

(ii)         appropriate calculation of the redemption price, including the portion thereof representing any accrued interest;

(iii)        the place or places where Notes are to be surrendered for redemption;

(iv)        Notes called for redemption must be so surrendered in order to collect the redemption price;

(v)         on the redemption date the redemption price will become due and payable on Notes called for redemption, and interest on Notes called for redemption will cease to accrue on and after the redemption date; and

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(vi)        if any Note contains a ISIN or Common Code number, no representation is being made as to the correctness of the ISIN or Common Code number either as printed on the Notes or as contained in the notice of redemption and that the Holder should rely only on the other identification numbers printed on the Notes.

(b)          Once notice of redemption is sent to the Holders, Notes called for redemption become due and payable at the redemption price on the redemption date, and upon surrender of the Notes called for redemption, the Company shall redeem such Notes at the redemption price. On and after the redemption date, interest shall cease to accrue on the Notes or portions of them called for redemption.

ARTICLE 4
Covenants

Section 4.01.           Payment of Notes. (a) The Company shall pay the principal of, any premium on (if any) and interest, and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes and this Indenture. Not later than one Business Day prior to the Interest Payment Date, the due date of any principal on any Notes, the Tax Redemption Date pursuant to Section 3.01 or the redemption date pursuant to Section 3.02 (each a “Payment Date”), the Company will pay or cause to be paid to the account of the Paying Agent at the office or agency of the Company maintained for that purpose (which initially will be the specified office of the Paying Agent, currently located at Citibank, N. A., London Branch c/o Citibank, N.A., Dublin Branch, One North Wall Quay, Dublin 1, Ireland, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, in immediately available funds, an amount which shall be sufficient to pay the aggregate amount of interest, principal or premium or all of such amounts, as the case may be, becoming due in respect of the Notes on such Payment Date; provided that if the Company or any Affiliate of the Company is acting as Paying Agent, it shall, on or before each due date, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such amounts until paid to such Holders or otherwise disposed of as provided in this Indenture. In each case the Company shall promptly notify the Trustee and the Paying Agent of its compliance with this Section 4.01(a).

(b)          An installment of principal, premium or interest will be considered paid on the date due if the Paying Agent, other than the Company or any Affiliate of the Company, holds on that date money designated for and sufficient to pay the installment. If the Company or any Affiliate of the Company acts as Paying Agent, an installment of principal or interest will be considered paid on the due date only if paid to the Holders.

(c)          The Paying Agent, which will include the Company or any Affiliate of the Company if it is acting as Paying Agent, will make payments in respect of the Notes represented by the Global Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Global Notes. With respect to Certificated Notes, the Paying Agent will make all payments by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each Holder’s registered address; provided that if the Company or any Affiliate of the Company is acting as Paying Agent, it shall make such payment to the Holders as specified above.

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(d)          At least 15 days prior to the first Payment Date and, if there has been any change with respect to the matters set forth in the below-mentioned certificate, at least 15 days prior to each Payment Date thereafter, the Company shall furnish the Paying Agent with an Officers’ Certificate instructing the Paying Agent as to any circumstances in which payments of principal of, or interest or premium on, the Notes due on such date shall be subject to deduction or withholding for, or on account of, any Taxes described in Section 4.20 and the rate of any such deduction or withholding. If any such deduction or withholding shall be required and if the Company therefore becomes liable to pay Additional Amounts, if any, pursuant to Section 4.20 then at least 15 days prior to each Payment Date, the Company shall furnish the Paying Agent with a certificate which specifies the amount required to be withheld on such payment to Holders of the Notes, and the Additional Amounts, if any, due to the Holders of the Notes, and at least one Business Day prior to such Payment Date, will pay to the Paying Agent such Additional Amounts, if any, as shall be required to be paid to such Holders.

(e)          Whenever the Company appoints a Paying Agent other than the Trustee for the purpose of paying amounts due in respect of the Notes, it will cause such Paying Agent to execute and deliver to the Trustee an instrument substantially in the form of Exhibit C hereof in which such agent shall agree with the Company, among other things, to be bound by and observe the provisions of this Indenture (including the Notes). The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee,

(i)          that it will hold all sums received by it as such Paying Agent for the payment of the principal of, or premium or interest on, the Notes (whether such sums have been paid to it by or on behalf of the Company or by any other obligor on the Notes, the Subsidiary Guarantee or the JV Subsidiary Guarantees (if any)) for the benefit of the Holders or of the Trustee;

(ii)         that it will give the Trustee written notice of any failure by the Company (or by any other obligor on the Notes, the Subsidiary Guarantees or the JV Subsidiary Guarantees (if any)) to make any payment of the principal, or premium or interest on, the Notes and any other payments to be made by or on behalf of the Company under this Indenture, when the same shall be due and payable; and

(iii)        that it will pay any such sums so held by it to the Trustee upon the Trustee’s written request at any time during the continuance of a failure referred to in clause (ii) above.

Anything in this Section 4.01 to the contrary notwithstanding, the Company may at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture or for any other reason, pay or cause to be paid to the Trustee all sums held by the Company (in trust) or any Paying Agent hereunder, as required by this Section 4.01 and such sums shall be held by the Trustee upon the trusts herein contained. If the Paying Agent shall pay all sums held by it to the Trustee as required under this Section 4.01, the Paying Agent shall have no further liability for the money so paid over to the Trustee.

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Anything in this Section 4.01 to the contrary notwithstanding, the agreements to hold sums as provided in this Section 4.01 are subject to the provisions of Section 8.04.

Section 4.02.           Maintenance of Office or Agency. (a) The Company shall maintain an office or agency where Notes may be surrendered for registration of transfer or exchange or for presentation for payment and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company hereby initially designates the specified office of the Paying Agent, currently located at One North Wall Quay, Dublin 1, Ireland, as such office of the Company. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served to the Trustee.

(b)          The Company may also from time to time designate one or more other offices or agencies where the Notes may be surrendered or presented for any of such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each place where principal of, and interest or premium on, any Notes are payable. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)          So long as the Notes are listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”) and the SGX-ST so requires, there will be a paying agent in Singapore. The Company will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. The Company has initially appointed the Paying Agent and Note Registrar listed in Exhibit F.

(d)          So long as any of the Notes remain outstanding, each of the Subsidiary Guarantors and the JV Subsidiary Guarantors (if any) shall maintain in the office or agency where principal of, and interest or premium on, any Notes is payable an office or agency where notices and demands to or upon each of the Subsidiary Guarantors and the JV Subsidiary Guarantors in respect of the Notes, the Subsidiary Guarantee and the JV Subsidiary Guarantees or this Indenture may be served (which initially will be the specified office of the Paying Agent, currently located at One North Wall Quay, Dublin 1, Ireland, and each other place). In case any of the Subsidiary Guarantors or JV Subsidiary Guarantors (if any) shall fail to maintain any such office or agency or shall fail to give notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the Trustee’s office.

Section 4.03.           Governmental Approvals and Licenses; Compliance with Law. The Company shall, and shall cause each Restricted Subsidiary to, (a) obtain and maintain in full force and effect all governmental approvals, authorizations, consents, permits, concessions and licenses as are necessary to engage in the businesses of the Company or any Restricted Subsidiary, (b) preserve and maintain good and valid title to its properties and assets (including land-use rights) free and clear of any Liens other than Permitted Liens and (c) comply with all laws, regulations, orders, judgments and decrees of any governmental body, except to the extent that failure so to obtain, maintain, preserve and comply would not reasonably be expected to have a material adverse effect on (i) the business, results of operations or prospects of the Company and its Restricted Subsidiaries, taken as a whole, or (ii) the ability of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor to perform its obligations under the Notes, the relevant Subsidiary Guarantee, the relevant JV Subsidiary Guarantee or this Indenture.

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Section 4.04.           Payment of Taxes and other Claims. The Company shall pay or discharge, and cause each of its Subsidiaries to pay or discharge before the same become delinquent (a) all material taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or its income or profits or property and (b) all material lawful claims for labor, materials and supplies that, if unpaid, might by law become a Lien upon the property of the Company or any Subsidiary, other than any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

Section 4.05.           Limitation on Indebtedness and Preferred Stock. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness), and the Company shall not permit any Restricted Subsidiary to issue Preferred Stock, provided that the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) and any Non-Guarantor Subsidiary may Incur Permitted Subsidiary Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (x) no Default has occurred and is continuing and (y) the Fixed Charge Coverage Ratio would not be less than 2.50 to 1.0. Notwithstanding the foregoing, the Company shall not permit any Restricted Subsidiary to Incur any Disqualified Stock (other than Disqualified Stock of Restricted Subsidiaries held by the Company or a Subsidiary Guarantor, so long as it is so held).

(b)          Notwithstanding the foregoing, the Company and, to the extent provided below, any Restricted Subsidiary may Incur each and all of the following (“Permitted Indebtedness”):

(i)          Indebtedness under the Notes (excluding any Additional Notes and any Permitted Pari Passu Secured Indebtedness of the Company) and each Subsidiary Guarantee and JV Subsidiary Guarantee;

(ii)         any Pari Passu Subsidiary Guarantees by any Subsidiary Guarantor or any JV Subsidiary Guarantor;

(iii)        Indebtedness of the Company or any Restricted Subsidiary outstanding on the Original Issue Date excluding Indebtedness permitted under clause (iv) below; provided that such Indebtedness of Non-Guarantor Subsidiaries shall be included in the calculation of Permitted Subsidiary Indebtedness;

(iv)        Indebtedness of the Company or any Restricted Subsidiary owed to the Company or any Restricted Subsidiary; provided that (i) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or any Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (d) and (ii) if the Company is the obligor on such Indebtedness, such Indebtedness must expressly be subordinated in right of payment to the Notes, and if a Subsidiary Guarantor or a JV Subsidiary Guarantor is the obligor on such Indebtedness and the Company is not the obligee, such Indebtedness must be expressly subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor or the JV Subsidiary Guarantee of such JV Subsidiary Guarantor, as the case may be;

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(v)         Indebtedness of the Company or any Restricted Subsidiary (“Permitted Refinancing Indebtedness”) issued in exchange for, or the net proceeds of which are used to refinance or refund, replace, exchange, renew, repay, defease, discharge or extend (collectively, “refinance” and “refinances” and “refinanced” shall have a correlative meaning), then outstanding Indebtedness Incurred under the immediately preceding paragraph (a) or clauses (i), (ii), (iii), (viii), (xvi), (xvii), (xviii) or (xix) of this paragraph (b) and any refinancings thereof in an amount not to exceed the amount so refinanced (plus premiums, accrued interest, fees and expenses); provided that (1) Indebtedness the proceeds of which are used to refinance the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee shall only be permitted under this clause (v) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, as the case may be, or (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, (2) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced, (3) in no event may Indebtedness of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor or a JV Subsidiary Guarantor, and (4) in no event may Indebtedness of the Company or any Subsidiary Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any JV Subsidiary Guarantor;

(vi)        Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to Hedging Obligations designed solely to reduce or manage the exposure of the Company or any Restricted Subsidiary to fluctuations in commodity prices, interest rates or foreign currency exchange rates;

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(vii)       Pre-Registration Mortgage Guarantees by the Company or any Restricted Subsidiary;

(viii)      Indebtedness Incurred by the Company or any Restricted Subsidiary for the purpose of financing (x) all or any part of the purchase price of assets, real or personal property (including the lease purchase price of land use rights) or equipment to be used in the ordinary course of business by the Company or a Restricted Subsidiary, including any such purchase through the acquisition of Capital Stock of any Person that owns such real or personal property or equipment which will, upon acquisition, become a Restricted Subsidiary, or (y) all or any part of the purchase price or the cost of development, construction or improvement of assets, real or personal property (including the lease purchase price of land use rights) or equipment to be used in the ordinary course of business by the Company or such Restricted Subsidiary; provided that, in the case of clauses (x) and (y), (A) the aggregate principal amount of such Indebtedness shall not exceed such purchase price or cost, (B) such Indebtedness shall be Incurred no later than 180 days after the acquisition of such asset, property or equipment or completion of such development, construction or improvement and (C) on the date of the Incurrence of such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness permitted by this clause (viii) (together with refinancings thereof, but excluding any Contractor Guarantee Incurred under this clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) plus (2) the aggregate amount outstanding of all Indebtedness permitted and then outstanding under clauses (xvi), (xvii), (xviii), (xx) and (xxii) below (together with any refinancings thereof) does not exceed an amount equal to 50.0% of Total Assets;

(ix)         Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to workers’ compensation claims or self- insurance obligations or bid, performance or surety bonds (in each case other than for an obligation for borrowed money);

(x)          Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit or trade guarantees issued in the ordinary course of business to the extent that such letters of credit or trade guarantees are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than 30 days following receipt by the Company or such Restricted Subsidiary of a demand for reimbursement;

(xi)         Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or any Restricted Subsidiary pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or any Restricted Subsidiary from the disposition of such business, assets or Restricted Subsidiary;

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(xii)        Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business provided, that such Indebtedness is extinguished within five Business Days of Incurrence;

(xiii)       (A) Guarantees by the Company or any Subsidiary Guarantor of Indebtedness of the Company or any Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant (B) Guarantees by any Restricted Subsidiary of Indebtedness of another Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant, or (C) Guarantees by any JV Subsidiary Guarantor of Indebtedness of any other JV Subsidiary Guarantor that is a direct or indirect Subsidiary or parent of such JV Subsidiary Guarantor, which Indebtedness was permitted to be Incurred by another provision of this covenant;

(xiv)      Indebtedness of the Company or any Restricted Subsidiary maturing within one year; provided that, the aggregate principal amount of Indebtedness permitted by this clause (xiv) at any time outstanding does not exceed US$30.0 million (or the Dollar Equivalent thereof);

(xv)       Indebtedness of the Company or any Restricted Subsidiary constituting an obligation to pay the deferred purchase price of Capital Stock of a Restricted Subsidiary pursuant to a Staged Acquisition Agreement, to the extent that such deferred purchase price is paid within 12 months after the date the Company or such Restricted Subsidiary enters into such Staged Acquisition Agreement;

(xvi)      Indebtedness Incurred or Preferred Stock issued by the Company or any Restricted Subsidiary arising from any Investment made by a Trust Company Investor in a PRC Project Company; provided that, on the date of Incurrence of all such Indebtedness or issuance of such Preferred Stock and after giving effect thereto, the sum of (1) the aggregate amount outstanding of all Indebtedness and Preferred Stock permitted under this clause (xvi) plus (2) the aggregate principal amount outstanding of all Indebtedness permitted under clause (viii) above and clauses (xvii), (xviii), (xx) and (xxii) below (together with refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) does not exceed an amount equal to 50.0% of Total Assets;

(xvii)     Bank Deposit Secured Indebtedness Incurred by the Company or any Restricted Subsidiary; provided that, on the date of the Incurrence of such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to this clause (xvii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to clauses (viii) and (xvi) above and clauses (xviii), (xx) and (xxii) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to 50.0% of Total Assets;

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(xviii)    Indebtedness Incurred by any Restricted Subsidiary which is secured by Investment Properties; provided that, on the date of the Incurrence of all such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to this clause (xviii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to clauses (viii), (xvi) and (xvii) above and clauses (xx) and (xxii) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to 50.0% of Total Assets;

(xix)       Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed US$15.0 million (or the Dollar Equivalent thereof);

(xx)        Indebtedness Incurred by the Company or any Restricted Subsidiary constituting a Guarantee of Indebtedness of any Person (other than the Company or a Restricted Subsidiary) by the Company or such Restricted Subsidiary; provided that, on the date of the Incurrence of all such Indebtedness and after giving effect thereto, (1) the aggregate principal amount outstanding of all such Indebtedness Incurred under this clause (xx) (together with any refinancing thereof), plus (2) the aggregate principal amount outstanding of all Indebtedness Incurred pursuant to clauses (viii), (xvi), (xvii) and (xviii) above and clause (xxii) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to 50.0% of Total Assets;

(xxi)       Indebtedness Incurred by the Company or a Restricted Subsidiary constituting a Subordinated Shareholder Loan; and

(xxii)      Acquired Indebtedness of any Restricted Subsidiary Incurred and outstanding on the date on which such Person becomes a Restricted Subsidiary (other than Indebtedness Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of transactions pursuant to which a Person becomes a Restricted Subsidiary or (B) otherwise in contemplation of a Person becoming a Restricted Subsidiary or any such acquisition); provided that, on the date of the Incurrence of all such Indebtedness and after giving effect thereto, (1) the aggregate principal amount outstanding of all such Indebtedness Incurred under this clause (xxii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all Indebtedness Incurred pursuant to clauses (viii), (xvi), (xvii), (xviii) and (xx) above (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (vii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) does not exceed an amount equal to 50.0% of Total Assets.

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(c)          For purposes of determining compliance with Section 4.05, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, including under the proviso in Section 4.05(a), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness as one or more of such types.

(d)          Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Section 4.06.           Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly (the payments or any other actions described in clauses (i) through (iv) below being collectively referred to as “Restricted Payments”):

(i)          declare or pay any dividend or make any distribution on or with respect to the Company’s or any Restricted Subsidiary’s Capital Stock (other than dividends or distributions payable or paid solely in shares of the Company’s or any Restricted Subsidiary’s Capital Stock (other than Disqualified Stock or Preferred Stock) or in options, warrants or other rights to acquire shares of such Capital Stock) held by Persons other than the Company or any Restricted Subsidiary;

(ii)         purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company or any Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) or any direct or indirect parent of the Company held by any Persons other than the Company or any Restricted Subsidiary other than the purchase of Capital Stock of a Restricted Subsidiary pursuant to a Staged Acquisition Agreement;

(iii)        make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness that is subordinated in right of payment to the Notes or any Subsidiary Guarantee or JV Subsidiary Guarantee (excluding any intercompany Indebtedness between or among the Company and any Restricted Subsidiary); or

(iv)        make any Investment, other than a Permitted Investment;

if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)         a Default has occurred and is continuing or would occur as a result of such Restricted Payment;

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(B)         the Company could not Incur at least US$1.00 of Indebtedness under the proviso in Section 4.05(a); provided however that this clause (B) will not apply to (x) the declaration and payment of dividends by the Company and (y) the repurchase of common stock of the Company pursuant to any share repurchase program approved by the Board of Directors, so long as the aggregate amount of dividends paid and/or common stock repurchased under (x) and (y) does not exceed US$50.0 million (or the Dollar Equivalent thereof) with respect to or during any given fiscal year, with any unused amount (representing the difference between US$50.0 million (or the Dollar Equivalent thereof) and the actual amount of dividends paid and/or common stock repurchased) with respect to or during any such fiscal year being carried over to the subsequent fiscal year; or

(C)         such Restricted Payment, together with the aggregate amount of all Restricted Payments made by the Company and its Restricted Subsidiaries after the Measurement Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v) (to the extent such Restricted Payment is made to the Company or a Restricted Subsidiary), (vi) and (vii) of Section 4.06(b)), shall exceed the sum (without duplication) of:

(1)         50% of the aggregate amount of the Consolidated Net Income of the Company (or, if the Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter after the Measurement Date and ending on the last day of the Company’s most recently ended fiscal quarter for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements); plus

(2)         100% of the aggregate Net Cash Proceeds received by the Company after the Measurement Date as a capital contribution to its common equity or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including any such Net Cash Proceeds received upon (x) the conversion of any Indebtedness (other than Subordinated Indebtedness) of the Company into Capital Stock (other than Disqualified Stock) of the Company, or (y) the exercise by a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (other than Disqualified Stock) in each case excluding the amount of any such Net Cash Proceeds used to redeem, repurchase, defease or otherwise acquire or retire for value any Subordinated Indebtedness or Capital Stock of the Company; plus

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(3)         the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Measurement Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable into Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); plus

(4)         an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) that were made after the Measurement Date in any Person resulting from (x) payments of interest on Indebtedness, dividends or repayments of loans or advances by such Person, in each case to the Company or any Restricted Subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) after the Measurement Date, (y) the unconditional release of a Guarantee provided by the Company or a Restricted Subsidiary after the Measurement Date of an obligation of another Person, (z) to the extent that an Investment made after the Measurement Date was, after such date, or is sold or otherwise liquidated or repaid for cash, the lesser of (i) cash return of capital with respect to such Investment (less the cost of disposition, if any) and (ii) the initial amount of such Investment, or (xx) from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments (other than Permitted Investments) made by the Company or a Restricted Subsidiary after the Measurement Date in any such Person; plus

(5)         US$30.0 million (or the Dollar Equivalent thereof).

(b)          The foregoing provision shall not be violated by reason of:

(i)          the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with Section 4.06(a);

(ii)         the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor with the Net Cash Proceeds of, or in exchange for, a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

(iii)        the redemption, repurchase or other acquisition of Capital Stock of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the Net Cash Proceeds of a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (C)(2) of Section 4.06(a);

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(iv)        the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (C)(2) of Section 4.06(a);

(v)         the payment of any dividends or distributions declared, paid or made by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company;

(vi)        the repurchase, redemption or other acquisition of Capital Stock of the Company from employees, former employees, directors or former directors of the Company or any Restricted Subsidiary (or their estate or authorized representatives) upon the death, disability or termination of employment of such employees or directors pursuant to agreements or plans (including employment agreements and share option plans) approved by the board of directors of the Company in an aggregate amount not to exceed US$1.0 million (or the Dollar Equivalent thereof) in any fiscal year of the Company;

(vii)       repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(viii)      dividends or other distributions paid to, or the purchase of Capital Stock of any PRC Project Company held by, any Trust Company Investor in respect of any Indebtedness or Preferred Stock outstanding on the Original Issue Date or permitted to be Incurred or issued under clause (xvi) of Section 4.05(b);

(ix)         cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided that any such cash payment shall not be for the purpose of evading the limitation of this Section 4.06 (as determined in good faith by the Board of Directors of the Company);

(x)          the purchase by the Company or a Restricted Subsidiary of Capital Stock of any Restricted Subsidiary that is not Wholly Owned, directly or indirectly, by the Company from an Independent Third Party pursuant to an agreement entered into between/among the Company or any Restricted Subsidiary and such Independent Third Party solely for the purpose of acquiring real property or land use rights, provided that (A) such purchase occurs within 12 months after such Restricted Subsidiary acquires the real property or land use rights it was formed to acquire and (B) the Company delivers to the Trustee a Board Resolution set forth in an Officers’ Certificate confirming that, in the opinion of the Board of Directors, the purchase price of such Capital Stock is less than or equal to the Fair Market Value of such Capital Stock; or

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(xi)         the repurchase of common stock of the Company from the market which will be awarded to employees of the Company as part of such employees’ remuneration package pursuant to any restricted stock unit program approved by the Board of Directors;

provided that, in the case of clause (ii), (iii), (iv) of Section 4.06(a), no Default shall have occurred and be continuing or would occur as a consequence of the actions or payments set forth therein.

(c)          The amount of any Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The value of any assets or securities that are required to be valued by Section 4.06 will be the Fair Market Value. The Board of Directors’ determination of the Fair Market Value of a Restricted Payment or any such assets or securities must be based upon an opinion or appraisal issued by an appraisal or investment banking firm of recognized international standing if the Fair Market Value exceeds US$10.0 million (or the Dollar Equivalent thereof), except with respect to any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group in connection with the Restructuring upon designation of such Subsidiaries as Unrestricted Subsidiaries (to the extent such Investment does not constitute a Permitted Investment pursuant to clause (22) of the definition thereof).

(d)          Not later than the date of making any Restricted Payment in excess of US$10.0 million (or the Dollar Equivalent thereof) (other than any Restricted Payments set forth in clauses (v) through (ix) of Section 4.06(a) above and any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group in connection with the Restructuring upon designation of such Subsidiaries as Unrestricted Subsidiaries (to the extent such Investment does not constitute a Permitted Investment pursuant to clause (22) of the definition thereof)), the Company will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by Section 4.06 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.

Section 4.07.           Limitation on Liens. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur, assume or permit to exist any Lien on the Collateral (other than Permitted Liens).

(b)          The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind (other than the Collateral), whether owned at the Original Issue Date or thereafter acquired, except Permitted Liens, unless the Notes are secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien, for so long as such obligation or liability is secured by such Lien.

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Section 4.08.           Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries . (a) Except as provided below, the Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)          pay dividends or make any other distributions on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary;

(ii)         pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary;

(iii)        make loans or advances to the Company or any other Restricted Subsidiary; or

(iv)        sell, lease or transfer any of its property or assets to the Company or any other Restricted Subsidiary;

provided that for the avoidance of doubt the following shall not be deemed to constitute such an encumbrance or restriction: (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock; (ii) the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary; and (iii) the provisions contained in documentation governing Indebtedness requiring transactions between or among the Company and any Restricted Subsidiary or between or among any Restricted Subsidiary to be on fair and reasonable terms or on an arm’s length basis.

(b)          The provisions of Section 4.08(a) do not apply to any encumbrances or restrictions:

(i)          existing in agreements as in effect on the Original Issue Date, or in the Notes, the Subsidiary Guarantees, the JV Subsidiary Guarantees, this Indenture, the Security Documents, or under any Permitted Pari Passu Secured Indebtedness of the Company or any Subsidiary Guarantor Pledgor or Pari Passu Subsidiary Guarantee of any Subsidiary Guarantor or any JV Subsidiary Guarantor, and any extensions, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(ii)         existing under or by reason of applicable law, rule, regulation or order;

(iii)        with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

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(iv)        that otherwise would be prohibited by the provision described in clause (iv) of Section 4.08(a) if they arise, or are agreed to, in the ordinary course of business and, that (i) restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license, (ii) exist by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by this Indenture or (iii) do not relate to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(v)         with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary that is permitted by Section 4.05, Section 4.09 and Section 4.13;

(vi)        with respect to any Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the Incurrence of Indebtedness permitted described under clause (viii), (xiv), (xvi), (xvii), (xviii), (xix) or (xx) of Section 4.05(b) if, as determined by the Board of Directors, the encumbrances or restrictions are (i) customary for such types of agreements and (ii) would not, at the time agreed to, be expected to materially and adversely affect the ability of the Company to make required payment on the Notes and, with respect to Indebtedness permitted under clauses (viii), (xvi), (xvii), (xviii), (xix) and (xx) of Section 4.05(b), any extensions, refinancings, renewals or replacements of any of the foregoing agreements; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(vii)       existing in customary provisions in joint venture agreements and other similar agreements, to the extent such encumbrance or restriction relates to the activities or assets of the Company or a Restricted Subsidiary that is a party to such joint venture and if (as determined in good faith by the Board of Directors) (i) the encumbrances or restrictions are customary for a joint venture or similar agreement of that type and (ii) the encumbrances or restrictions would not, at the time agreed to, be expected to materially and adversely affect (x) the ability of the Company to make the required payments on the Notes, or (y) any Subsidiary Guarantor or JV Subsidiary Guarantor to make required payments under its Subsidiary Guarantee or JV Subsidiary Guarantee; or

(viii)      existing with respect to any Unrestricted Subsidiary or the property or assets of such Unrestricted Subsidiary that is designated as a Restricted Subsidiary in accordance with the terms of the Indenture at the time of such designation and not incurred in contemplation of such designation, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Subsidiary or its subsidiaries or the property or assets of such Subsidiary or its subsidiaries, and any extensions, refinancing, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement, taken as a whole, are no more restrictive in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced.

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Section 4.09.           Limitation on Sales and Issuances of Capital Stock in Restricted Subsidiaries. The Company shall not sell, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(a)          to the Company or a Wholly Owned Restricted Subsidiary, or in the case of a Restricted Subsidiary that is not Wholly Owned, pro rata to its shareholders or incorporators or on a basis more favorable to the Company and its Restricted Subsidiaries;

(b)          to the extent such Capital Stock represents director’s qualifying shares or is required by applicable law to be held by a Person other than the Company or a Wholly Owned Restricted Subsidiary;

(c)          the issuance or sale of Capital Stock of a Restricted Subsidiary if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any remaining Investment in such Person would have been permitted to be made by the covenant described under Section 4.06 if made on the date of such issuance or sale and provided that the Company complies with Section 4.13; provided further that paragraph (iv) of clause (21) of the definition of “Permitted Investment” shall not apply if such Restricted Payment would otherwise have been permitted under clause (21) of such definition; or

(d)          the issuance or sale of Capital Stock of a Restricted Subsidiary (which remains a Restricted Subsidiary after any such issuance or sale); provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds of such issuance or sale in accordance with Section 4.13.

Section 4.10. Limitation on Issuances of Guarantees by Restricted Subsidiaries. (a) The Company will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor or a JV Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Company, any other Subsidiary Guarantor or JV Subsidiary Guarantor, unless (1) (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to this Indenture providing for an unsubordinated Subsidiary Guarantee (in the case of a Subsidiary Guarantor) or JV Subsidiary Guarantee (in the case of a JV Subsidiary Guarantor) of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee or JV Subsidiary Guarantee, as the case may be, until the Notes have been paid in full or (2) such Guarantee is permitted by clauses (b)(iii), (iv) or (xvii) (in the case of (xvii), with respect to the Guarantee provided by any Restricted Subsidiary that is not a Subsidiary Guarantor or JV Subsidiary Guarantor through the pledge of cash deposits, bank accounts or other assets to secure (or the use of any Guarantee, letter of credit or similar instrument to Guarantee), directly, or indirectly, any Bank Deposit Secured Indebtedness of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor) under Section 4.05.

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(b)          If the Guaranteed Indebtedness (1) ranks pari passu in right of payment with the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee, then the Guarantee of such Guaranteed Indebtedness shall rank pari passu in right of payment with, or subordinated to, the Subsidiary Guarantee or JV Subsidiary Guarantee, as the case may be, or (2) is subordinated in right of payment to the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee or the JV Subsidiary Guarantee, as the case may be, at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes, the Subsidiary Guarantee or the JV Subsidiary Guarantee.

(c)          The Company shall not permit any JV Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness of the Company or any other Restricted Subsidiary unless the aggregate claims of the creditor under such Guarantee will be limited to the JV Entitlement Amount. If any JV Subsidiary Guarantor Guarantees any Indebtedness of the Company or any other Restricted Subsidiary where the aggregate claims of the creditor under such Guarantee exceeds the JV Entitlement Amount, such JV Subsidiary Guarantee shall be replaced with a Subsidiary Guarantee given by a Subsidiary Guarantor.

Section 4.11.           Limitation on Sale and Leaseback Transactions. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided that the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(a)          the Company or such Restricted Subsidiary, as the case may be, could have (a) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such Sale and Leaseback Transaction under Section 4.05(a) and (b) incurred a Lien to secure such Indebtedness pursuant to Section 4.07, in which case, the corresponding Indebtedness and Lien will be deemed incurred pursuant to those provisions;

(b)          the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of such Sale and Leaseback Transaction; and

(c)          the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Company or such Restricted Subsidiary, as the case may be, applies the proceeds of such transaction in compliance with, Section 4.13.

Section 4.12.           Repurchase of Notes Upon a Change of Control Triggering Event. (a) Not later than 30 days following a Change of Control Triggering Event, the Company will make an Offer to Purchase all outstanding Notes (a “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the Offer to Purchase Payment Date.

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(b)          The Company will timely repay all Indebtedness or obtain consents as necessary under, or terminate, agreements or instruments that would otherwise prohibit a Change of Control Offer required to be made pursuant to this Section 4.12.

(c)          Notwithstanding the above, the Company will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the same manner, at the same time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Section 4.13.           Limitation on Asset Sales. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(i)          no Default shall have occurred and be continuing or would occur as a result of such Asset Sale;

(ii)         the consideration received by the Company or such Restricted Subsidiary, as the case may be, is at least equal to the Fair Market Value of the assets sold or disposed of; and

(iii)        at least 75% of the consideration received consists of cash, Temporary Cash Investments or Replacement Assets; provided that in the case of an Asset Sale in which the Company or such Restricted Subsidiary receives Replacement Assets involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof), the Company shall deliver to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary of such Asset Sale from a financial point of view issued by an accounting, appraisal or investment banking firm of recognized international standing. For purposes of this provision, each of the following will be deemed to be cash:

(1)         any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Restricted Subsidiary from further liability; and

(2)         any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(b)          Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds to:

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(i)          permanently repay Senior Indebtedness of the Company or a Subsidiary Guarantor or any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor (and, if such Senior Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce permanently commitments with respect thereto) in each case owing to a Person other than the Company or a Restricted Subsidiary; or

(ii)         acquire Replacement Assets.

(c)          Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in clauses (i) and (ii) of Section 4.13(b) will constitute “Excess Proceeds.” Excess Proceeds of less than US$10.0 million (or the Dollar Equivalent thereof) will be carried forward and accumulated. When accumulated Excess Proceeds exceed US$10.0 million (or the Dollar Equivalent thereof), within 10 days thereof, the Company must make an Offer to Purchase Notes having a principal amount equal to:

(i)          accumulated Excess Proceeds, multiplied by

(ii)         a fraction (x) the numerator of which is equal to the outstanding principal amount of the Notes and (y) the denominator of which is equal to the outstanding principal amount of the Notes and all pari passu Indebtedness similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest US$1,000.

(d)          The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash.

(e)          If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes (and any other pari passu Indebtedness) tendered into (or required to be prepaid or redeemed in connection with) such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes (and such other pari passu Indebtedness) to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered (or required to be prepaid or redeemed). Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

Section 4.14.           Limitation on Transactions with Shareholders and Affiliates. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder (or any Affiliate of such holder) of 10.0% or more of any class of Capital Stock of the Company or (y) any Affiliate of the Company (each an “Affiliate Transaction”), unless:

(i)          the Affiliate Transaction is on fair and reasonable terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or the relevant Restricted Subsidiary with a Person that is not an Affiliate of the Company; and

(ii)         the Company delivers to the Trustee:

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(A)         with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million (or the Dollar Equivalent thereof), a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(B)         with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof) (other than any such transaction or transactions between the Company or a Restricted Subsidiary and TPG, so long as such transaction is or transactions are entered into in the ordinary course of business), in addition to the Board Resolution required in clause (ii)(A) above, an opinion as to the fairness to the Company or such Restricted Subsidiary of the relevant Affiliate Transaction from a financial point of view or confirming that the terms of such Affiliate Transaction are no less favorable to the Company or the relevant Restricted Subsidiary than terms available to (or from, as applicable) a Person that is not an Affiliate of the Company or a Restricted Subsidiary issued by an accounting, appraisal or investment banking firm of recognized international standing.

(b)          The limitation set forth in Section 4.14(a) above does not limit, and shall not apply to:

(i)          the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(ii)         transactions between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among Wholly Owned Restricted Subsidiaries;

(iii)        any Restricted Payment of the type described in clause (i) or (ii) of Section 4.06(a) if permitted by that Section 4.06(a);

(iv)        any sale of Capital Stock (other than Disqualified Stock) of the Company;

(v)         any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock, restricted stock plans, long-term incentive plans, share award schemes, stock appreciation rights plans, participation plans or similar employee plans and/or indemnity provided on behalf of employees, officers and directors of the Company or any Restricted Subsidiary, so long as such plan or scheme is in compliance with the listing rules of the New York Stock Exchange;

(vi)        any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with directors, officers, employees and consultants in the ordinary course of business and the payment of compensation pursuant thereto;

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(vii)       any transaction between (A) the Company or any Restricted Subsidiary and (B) any entity in the Restructuring Group entered into in connection with the Restructuring, including, without limitation, transactions entered into for purposes of any reorganization in connection with the Restructuring and the entry into, and the performance thereof, of any underwriting agreement or other transaction documents in connection with the Restructuring; and

(viii)      any transaction between (A) the Company or any Restricted Subsidiary and (B) any entity in the Restructuring Group entered into in the ordinary course of business, on fair and reasonable terms and disclosed in the offering document issued in connection with the Restructuring, or any amendment, modification, extension or replacement thereof, so long as such amendment, modification or replacement is not more disadvantageous to the Company and its Restricted Subsidiaries than the original transaction described in the offering document issued in connection with the Restructuring and in compliance with the rules of the relevant Qualified Exchange.

In addition, the requirements of clause (ii) of Section 4.14(a) shall not apply to (A) Investments (other than Permitted Investments) not prohibited by Section 4.06, (B) transactions pursuant to agreements in effect on the Original Issue Date and described in the offering circular of the Company dated August 24, 2016, or any amendment or modification or replacement thereof, so long as such amendment, modification or replacement is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement in effect on the Original Issue Date and (C) any transaction between or among (x) the Company, any Wholly Owned Restricted Subsidiary and any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary or between or among Restricted Subsidiaries that are not Wholly Owned Restricted Subsidiaries or (y) the Company or a Restricted Subsidiary and any Minority Joint Venture; provided that in the case of clause (C), (1) such transaction is entered into in the ordinary course of business and (2) none of the other shareholders or other partners of or in such Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary or Minority Joint Venture, as the case may be, is a Person described in clauses (x) or (y) of Section 4.14(a) (other than by reason of such other shareholder or other partner being an officer or director of such Restricted Subsidiary or Minority Joint Venture, as the case may be).

Section 4.15.           [This Section is Intentionally Left Blank].

Section 4.16.           Use of Proceeds. The Company shall not, and shall not permit any Restricted Subsidiary to, use the net proceeds from the sale of the Notes, in any amount, for any purpose other than (1) in the approximate amounts and for the purposes specified, including any adjustment in response to changes in acquisition or development plans, as contemplated under “Use of Proceeds” in the offering circular of the Company dated August 24, 2016 (or in the case of Additional Notes, the offering circular relating to the sale of such Additional Notes) and (2) pending the application of all of such net proceeds in such manner, to invest the portion of such net proceeds not yet so applied in Temporary Cash Investments.

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Section 4.17.           Designation of Restricted and Unrestricted Subsidiaries. (a) The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(i)          no Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)         neither the Company nor any Restricted Subsidiary provides credit support for the Indebtedness of such Restricted Subsidiary;

(iii)        such Restricted Subsidiary does not own any Disqualified Stock of the Company or Disqualified or Preferred Stock of another Restricted Subsidiary or hold any Indebtedness of, or any Lien on any property of, the Company or any Restricted Subsidiary, if such Disqualified or Preferred Stock or Indebtedness could not be Incurred under Section 4.05 or such Lien would violate Section 4.07;

(iv)        such Restricted Subsidiary does not own any Voting Stock of another Restricted Subsidiary, and all of its Subsidiaries are Unrestricted Subsidiaries or are being concurrently designated to be Unrestricted Subsidiaries in accordance with Section 4.17(a); and

(v)         the Investment deemed to have been made thereby in such newly-designated Unrestricted Subsidiary and each other newly-designated Unrestricted Subsidiary being concurrently redesignated would be permitted to be made under Section 4.06 (other than any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group upon the designation of the Subsidiaries in the Restructuring Group as Unrestricted Subsidiaries in connection with the Restructuring, provided that (A) the Board of Directors has determined in good faith that the designation of such Subsidiaries as Unrestricted Subsidiaries is necessary to obtain approval from a Qualified Exchange for the Restructuring, (B) at the time of such designation, such Subsidiaries remain Subsidiaries of the Company, and (C) at the time of such designation, such Subsidiaries remain primarily engaged in the businesses other than property development business).

(b)          The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(i)          no Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)         any Indebtedness of such Unrestricted Subsidiary outstanding at the time of such designation which will be deemed to have been Incurred by such newly-designated Restricted Subsidiary as a result of such designation would be permitted to be Incurred under Section 4.05;

(iii)        any Lien on the property of such Unrestricted Subsidiary at the time of such designation which will be deemed to have been incurred by such newly-designated Restricted Subsidiary as a result of such designation would be permitted to be incurred under Section 4.07;

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(iv)        such Unrestricted Subsidiary is not a Subsidiary of another Unrestricted Subsidiary (that is not concurrently being designated as a Restricted Subsidiary);

(v)         if such Restricted Subsidiary is not organized under the laws of the PRC and is not an Other Non-Guarantor Subsidiary, such Restricted Subsidiary shall upon such designation execute and deliver to the Trustee a supplemental indenture to this Indenture by which such Restricted Subsidiary shall become a Subsidiary Guarantor or a JV Subsidiary Guarantor in accordance with the terms under the Indenture; and

(vi)        if such Restricted Subsidiary is not organized under the laws of the PRC, is not an Other Non-Guarantor Subsidiary, is not Xinyuan International (HK) Property Investment Co., Limited or a Subsidiary of a JV Subsidiary Guarantor, all Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary shall be pledged as required under Article 10.

Section 4.18.           Anti-Layering. The Company shall not Incur, and shall not permit any Subsidiary Guarantor or JV Subsidiary Guarantor to Incur, any Indebtedness if such Indebtedness is contractually subordinated in right of payment to any other Indebtedness of the Company, such Subsidiary Guarantor or such JV Subsidiary Guarantor, as the case may be, unless such Indebtedness is also contractually subordinated in right of payment to the Notes, the applicable Subsidiary Guarantee or the applicable JV Subsidiary Guarantee, on substantially identical terms. This does not apply to distinctions between categories of Indebtedness that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Indebtedness.

Section 4.19.           Provision of Financial Statements and Reports. (a) So long as any of the Notes remain outstanding, the Company will file with the Trustee and furnish to the Holders upon request, as soon as they are available but in any event not more than 10 calendar days after they are filed with the United States Securities and Exchange Commission or the New York Stock Exchange or any other recognized securities exchange on which the Company’s Common Stock are at any time listed for trading, true and correct copies of any financial or other report in the English language filed with such commission or exchange; provided that if at any time the Company ceases to be subject to the periodic reporting requirements of the Exchange Act or its Common Stock ceases to be listed for trading on a recognized securities exchange, the Company will file with the Trustee and furnish to the Holders:

(i)          as soon as they are available, but in any event within 90 calendar days after the end of the fiscal year of the Company, copies of its financial statements (on a consolidated basis and in the English language) in respect of such financial year (including a statement of income, balance sheet and cash flow statement) prepared in accordance with GAAP and audited by a member firm of an internationally-recognized firm of independent accountants;

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(ii)         as soon as they are available, but in any event within 45 calendar days after the end of the second fiscal quarter of the Company, copies of its financial statements (on a consolidated basis and in the English language) in respect of such half-year period (including a statement of income, balance sheet and cash flow statement) prepared in accordance with GAAP and reviewed by a member firm of an internationally-recognized firm of independent accountants; and

(iii)        as soon as they are available, but in any event within 45 calendar days after the end of each of the first and third fiscal quarters of the Company, copies of its unaudited financial statements (on a consolidated basis and in the English language), including a statement of income, balance sheet and cash flow statement prepared in accordance with GAAP, and prepared on a basis consistent with the audited financial statements of the Company together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period.

(b)          So long as any of the Notes remain outstanding, the Company will provide to the Trustee (a) within 120 days after the close of each fiscal year ending after the Original Issue Date, an Officers’ Certificate stating the Fixed Charge Coverage Ratio with respect to the four most recent fiscal quarter periods and showing in reasonable detail the calculation of the Fixed Charge Coverage Ratio, including the arithmetic computations of each component of the Fixed Charge Coverage Ratio, with a certificate from the Company’s external auditors verifying the accuracy and correctness of the calculation and arithmetic computation; provided that the Company shall not be required to provide such auditor certificate if its external auditors refuse to provide such certificate as a result of a policy of such external auditors not to provide such certificate; (b) as soon as possible and in any event within five days after a change in the rating of the Notes by any Rating Agency, an Officers’ Certificate stating such change in rating has occurred; and (c) as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and the action which the Company proposes to take with respect thereto.

(c)          Delivery of these reports and information to the Trustee is for informational purposes only and the Trustee’s receipt of them will not constitute actual constructive notice or knowledge of any information contained therein or determinable from information contained therein, including the Company and Subsidiary Guarantors’ compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates). The Trustee is not obliged to examine, distribute or request such report, information or document from the Company and/or the Subsidiary Guarantors.

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Section 4.20.         Additional Amounts. (a) All payments of principal of, and premium (if any) and interest on the Notes or under the Subsidiary Guarantees and JV Subsidiary Guarantees will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, a Surviving Person or an applicable Subsidiary Guarantor or JV Subsidiary Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), including, without limitation, the PRC (each, as applicable, a “Relevant Jurisdiction”), or any jurisdiction through which payments are made, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company, a Surviving Person or the applicable Subsidiary Guarantor or JV Subsidiary Guarantor, as the case may be, will pay such additional amounts (“Additional Amounts”) as will result in receipt by the Holder of each Note of such amounts as would have been received by such Holder had no such withholding or deduction been required, except that no Additional Amounts shall be payable:

(i)          for or on account of:

(A)         any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(1)         the existence of any present or former connection between the Holder or beneficial owner of such Note and the Relevant Jurisdiction or the jurisdiction through which payments are made, other than merely holding such Note or the receipt of payments thereunder or under a Subsidiary Guarantee or JV Subsidiary Guarantee, including, without limitation, such Holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(2)         the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, and interest on, such Note became due and payable pursuant to the terms thereof or was made or duly provided for, except to the extent that the Holder thereof would have been entitled to such Additional Amounts if it had presented such Note for payment on any date within such 30-day period;

(3)         the failure of the Holder or beneficial owner to comply with a timely request of the Company, a Surviving Person, any Subsidiary Guarantor or any JV Subsidiary Guarantor addressed to the Holder to provide information concerning such Holder’s or its beneficial owner’s nationality, residence, identity or connection with any Relevant Jurisdiction or the jurisdiction through which payments are made, if and to the extent that due and timely compliance with such request is required under the tax laws of such jurisdiction in order to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder; or

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(4)         the presentation of such Note (in cases in which presentation is required) for payment in the Relevant Jurisdiction or the jurisdiction through which payments are made, unless such Note could not have been presented for payment elsewhere;

(B)         any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(C)         any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payments of principal, premium (if any) and interest on the Notes or from payments under the Subsidiary Guarantees or JV Subsidiary Guarantees (if any);

(D)         any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (“FATCA”), any current or future Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA, or any agreement with the U.S. Internal Revenue Service under FATCA; or

(E)         any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (A), (B), (C) and (D); or

(ii)         to a Holder that is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of a Relevant Jurisdiction or the jurisdiction through which payments are made, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, or a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the Holder thereof.

(b)          Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any Note or under any Subsidiary Guarantee or JV Subsidiary Guarantee, such mention shall be deemed to include payment of Additional Amounts provided for in this Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 4.21.         No Payments for Consents. The Company will not, and shall not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to such consent, waiver or amendment.

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Section 4.22.         Permitted Pari Passu Secured Indebtedness. (a) On or after the Original Issue Date, the Company and each Subsidiary Guarantor Pledgor may create Liens on the Collateral pari passu with the Lien for the benefit of the Holders to secure Indebtedness of the Company (including Additional Notes) and any Pari Passu Subsidiary Guarantee of a Subsidiary Guarantor Pledgor with respect to such Indebtedness (such Indebtedness of the Company and any such Pari Passu Subsidiary Guarantee, “Permitted Pari Passu Secured Indebtedness”); provided that (i) the Company or such Subsidiary Guarantor Pledgor was permitted to Incur such Indebtedness under Section 4.05; (ii) the holders of such Indebtedness (other than Additional Notes) or their representative, become party to the Intercreditor Agreement; (iii) the agreement in respect of such Indebtedness contains provisions with respect to releases of Collateral and such Pari Passu Subsidiary Guarantee substantially similar to and no more restrictive on the Company and such Subsidiary Guarantor Pledgor than the provisions of the Indenture and the Security Documents; and (iv) the Company and such Subsidiary Guarantor Pledgor deliver to the Trustee and the Shared Security Agent an Opinion of Counsel and Officers’ Certificate with respect to corporate and collateral matters in connection with the Security Documents in the form and substance satisfactory to the Trustee and the Shared Security Agent. The Trustee and the Shared Security Agent will be permitted and authorized, without the consent of any Holder, to enter into any Security Documents and any Intercreditor Agreement or any amendment thereto or to this Indenture and take any other action necessary to permit the creation and registration of Liens on the Collateral to secure Permitted Pari Passu Secured Indebtedness in accordance with this paragraph (including, without limitation, the appointment of any collateral agent or security agent under the Intercreditor Agreement to hold the Collateral on behalf of the Holders and the holders of Permitted Pari Passu Secured Indebtedness).

(b)          The Company, the Subsidiary Guarantor Pledgor, Citicorp International Limited, as the trustee (the “May 2018 Notes Trustee”) with respect to the May 2018 Notes, TPG Asia VI SF Pte. Ltd. as holder of the Convertible Note, and the Shared Security Agent, have entered into an intercreditor agreement dated September 19, 2013 (to which Citigroup International Limited, as the trustee (the “June 2019 Notes Trustee”) with respect to the June 2019 Notes, acceded on December 6, 2013) (such intercreditor agreement, as so supplemented and amended from time to time, the “Intercreditor Agreement”), to which the Trustee for the benefit of the holders of the Notes will accede on the Original Issue Date. The Convertible Note has been fully repaid in November 2014. Pursuant to the Intercreditor Agreement, the May 2018 Notes Trustee for the benefit of the holders of the May 2018 Notes, the June 2019 Notes Trustee for the benefit of the holders of the June 2019 Notes and the Trustee for the benefit of the holders of the Notes agree to (1) share the Collateral on an equal and ratable basis, (2) the conditions that are applicable to the release of or granting of any Lien on such Collateral, and (3) the conditions under which their rights with respect to such Collateral and the Indebtedness secured thereby will be enforced.

In connection with any future Permitted Pari Passu Secured Indebtedness (other than Additional Notes), any holder of such Permitted Pari Passu Secured Indebtedness (or the trustee or agent for the benefit of such holder) will accede to the Intercreditor Agreement and become parties to it. The Trustee, the May 2018 Notes Trustee, the June 2019 Notes Trustee and the holders of such Permitted Pari Passu Secured Indebtedness (or their representative) are collectively referred to as the “Secured Parties.”

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By accepting the Notes, each Holder shall be deemed to have consented to the execution of the Intercreditor Agreement, any supplements, amendments or modifications thereto, and any future intercreditor agreement that may be required under the terms of this Indenture.

Section 4.23.         Suspension of Certain Covenants. (a) If, on any date following the date of this Indenture, the Notes have a rating of Investment Grade from both of the Rating Agencies and no Default has occurred and is continuing (a “Suspension Event”), then, beginning on that day and continuing until such time, if any, at which the Notes cease to have a rating of Investment Grade from either of the Rating Agencies, the following provisions of this Indenture will be suspended:

(1)         Section 4.05;

(2)         Section 4.06;

(3)         Section 4.08;

(4)         Section 4.09;

(5)         Section 4.10;

(6)         Section 4.11; and

(7)         Section 4.13.

(b)          During any period that the foregoing covenants have been suspended, the Board of Directors may not designate any Restricted Subsidiary as an Unrestricted Subsidiary pursuant to Section 4.17 or the definition of “Unrestricted Subsidiary.”

(c)          Such covenants will be reinstituted and apply according to their terms as of and from the first day on which a Suspension Event ceases to be in effect. Such covenants will not, however, be of any effect with regard to actions of the Company or any Restricted Subsidiary properly taken in compliance with the provisions of this Indenture during the continuance of the Suspension Event, and following reinstatement the calculations under the covenant summarized under Section 4.06 will be made as if such covenant had been in effect since the date of this Indenture except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.

ARTICLE 5
Consolidation, Merger and Sale of Assets

Section 5.01.         Consolidation, Merger and Sale of Assets. (a) The Company shall not consolidate with, merge with or into another Person, permit any Person to merge with or into it, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its and its Restricted Subsidiaries’ properties and assets (computed on a consolidated basis) (as an entirety or substantially an entirety in one transaction or a series of related transactions), unless:

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(i)          the Company shall be the continuing Person, or the Person (if other than it) formed by such consolidation or merger or that acquired or leased such property and assets (the “Surviving Person”) shall be a corporation organized and validly existing under the laws of the Cayman Islands, Bermuda, the British Virgin Islands or Hong Kong and shall expressly assume, by a supplemental indenture to this Indenture, executed and delivered to the Trustee, all the obligations of the Company under this Indenture, the Notes, the Security Documents and the Intercreditor Agreement, as the case may be, including the obligation to pay Additional Amounts with respect to any jurisdiction in which it is organized or resident for tax purposes or through which it makes payments, and this Indenture, the Notes, the Security Documents and the Intercreditor Agreement, as the case may be, shall remain in full force and effect;

(ii)         immediately after giving effect to such transaction, no Default shall have occurred and be continuing;

(iii)        immediately after giving effect to such transaction on a pro forma basis, the Company or the Surviving Person, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

(iv)        immediately after giving effect to such transaction on a pro forma basis the Company or the Surviving Person, as the case may be, could Incur at least US$1.00 of Indebtedness under Section 4.05(a);

(v)         the Company delivers to the Trustee (A) an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and (B) an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and the relevant supplemental indenture complies with this provision and that all conditions precedent provided for in this Indenture relating to such transaction have been complied with;

(vi)        each Subsidiary Guarantor and JV Subsidiary Guarantor, unless such Subsidiary Guarantor or JV Subsidiary Guarantor is the Person with which the Company has entered into a transaction described under this Section 5.01(a), shall execute and deliver a supplemental indenture to this Indenture confirming that its Subsidiary Guarantee or JV Subsidiary Guarantee, as applicable, shall apply to the obligations of the Company or the Surviving Person in accordance with the Notes and this Indenture; and

(vii)       no Rating Decline shall have occurred;

provided, however, that clauses (iv) and (vii) above shall not apply to transactions where a significant amount of shares of Capital Stock of one or more PRC Non-Guarantor Subsidiaries which hold all or substantially all properties and assets of the Company is sold to Independent Third Parties in an initial public offering and listing on a stock exchange of the shares of Capital Stock of any such PRC Non-Guarantor Subsidiary and such PRC Non-Guarantor Subsidiaries remain Restricted Subsidiaries immediately after such sale.

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(b)          No Subsidiary Guarantor or JV Subsidiary Guarantor will consolidate with, merge with or into another Person, permit any Person to merge with or into it, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its and its Restricted Subsidiaries’ properties and assets (computed on a consolidated basis) (as an entirety or substantially an entirety in one transaction or a series of related transactions) to another Person (other than the Company or another Subsidiary Guarantor or, in the case of a JV Subsidiary Guarantor, other than to another JV Subsidiary Guarantor, the Company or another Subsidiary Guarantor), unless:

(i)          such Subsidiary Guarantor or JV Subsidiary Guarantor shall be the continuing Person, or the Person (if other than it) formed by such consolidation or merger or that acquired or leased such property and assets shall be the Company, another Subsidiary Guarantor or shall become a Subsidiary Guarantor concurrently with the transaction (or, in the case of a JV Subsidiary Guarantor, another JV Subsidiary Guarantor, the Company or a Subsidiary Guarantor); and shall expressly assume, by a supplemental indenture to the Indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor or JV Subsidiary Guarantor under the Indenture, the Notes and the Security Documents, as the case may be, including the obligation to pay Additional Amounts with respect to any jurisdiction in which it is organized or resident for tax purposes or through which it makes payments, and the Indenture, the Notes and the Security Documents, as the case may be, shall remain in full force and effect;

(ii)         immediately after giving effect to such transaction, no Default shall have occurred and be continuing;

(iii)        immediately after giving effect to such transaction on a pro forma basis, the Company shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

(iv)        immediately after giving effect to such transaction on a pro forma basis, the Company could Incur at least US$1.00 of Indebtedness under Section 4.05(a);

(v)         the Company delivers to the Trustee (A) an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) of this Section 5.01(b) and (B) an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and the relevant supplemental indenture complies with this provision and that all conditions precedent provided for in this Indenture relating to such transaction have been complied with; and

(vi)        no Rating Decline shall have occurred;

provided that this paragraph shall not apply to any sale or other disposition that complies with Section 4.13 or any Subsidiary Guarantor or JV Subsidiary Guarantor whose Subsidiary Guarantee or JV Subsidiary Guarantee, as the case may be, is unconditionally released in accordance with Section 11.13; provided further that clauses (iv) and (vi) above shall not apply to transactions where a significant amount of shares of Capital Stock of PRC Non-Guarantor Subsidiaries which hold all or substantially all properties and assets of the relevant Subsidiary Guarantor or JV Subsidiary Guarantor is sold to Independent Third Parties in an initial public offering and listing on a stock exchange of the shares of Capital Stock of any such PRC Non-Guarantor Subsidiary and such PRC Non-Guarantor Subsidiaries remain Restricted Subsidiaries immediately after such sale.

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The foregoing requirements shall not apply to a consolidation or merger of any Subsidiary Guarantor or JV Subsidiary Guarantor with and into the Company or any other Subsidiary Guarantor or JV Subsidiary Guarantor, so long as the Company or such Subsidiary Guarantor or JV Subsidiary Guarantor survives such consolidation or merger.

ARTICLE 6
Default and Remedies

Section 6.01.         Events of Default. Each of the following events is an “Event of Default” in this Indenture:

(a)          default in the payment of principal of (or premium, if any, on) the Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)          default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 consecutive days;

(c)          default in the performance or breach of the provisions of Article 5, the failure by the Company to make or consummate an Offer to Purchase in the manner described under Section 4.12 or Section 4.13, or the failure by the Company to create, or cause its Restricted Subsidiaries to create, a Lien on the Collateral (subject to any Permitted Liens) in accordance with Article 10;

(d)          the Company or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in this Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)          there occurs with respect to any Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of US$10.0 million (or the Dollar Equivalent thereof) or more in the aggregate for all such Indebtedness of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (a) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and/or (b) the failure to make a principal payment when due;

(f)          one or more final judgments or orders for the payment of money are rendered against the Company or any Restricted Subsidiary and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed US$10.0 million (or the Dollar Equivalent thereof)), in excess of amounts which the Company’s insurance carriers have unconditionally agreed to pay under applicable policies, during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

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(g)          an involuntary case or other proceeding is commenced against the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) or for any substantial part of the property and assets of the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) under any applicable bankruptcy, insolvency or other similar law as now or hereafter in effect;

(h)          the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) (a) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (b) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) or for all or substantially all of the property and assets of the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary) or (c) effects any general assignment for the benefit of creditors;

(i)          any Subsidiary Guarantor or JV Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee or JV Subsidiary Guarantee or, except as permitted by this Indenture, any Subsidiary Guarantee or JV Subsidiary Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect;

(j)          any default by the Company or any Subsidiary Guarantor Pledgor in the performance of any of its obligations under the Security Documents or the Indenture, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect; or

(k)          the Company or any Subsidiary Guarantor Pledgor denies or disaffirms its obligations under any Security Document or, other than in accordance with this Indenture, the Intercreditor Agreement and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Shared Security Agent ceases to have a first priority Lien on the Collateral (subject to any Permitted Liens).

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Section 6.02.         Acceleration. If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the written direction of such Holders (subject to being indemnified and/or secured to its satisfaction) shall, declare the principal of, premium, if any, and accrued and unpaid interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs with respect to the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary), the principal of, premium, if any, and accrued and unpaid interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Section 6.03.         Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue, in its own name or as trustee of an express trust, any available remedy by proceeding at law or in equity to collect the payment of principal of and interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Security Documents (subject to the Intercreditor Agreement). The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. In addition, if an Event of Default occurs and is continuing, the Trustee may, and shall upon written direction of Holders of at least 25% in aggregate principal amount of outstanding Notes subject to being indemnified and/or secured to its satisfaction, instruct the Shared Security Agent to foreclose on the Collateral in accordance with the terms of the Security Documents and the Intercreditor Agreement and take such further action on behalf of the Holders of the Notes with respect to the Collateral as the Trustee deems appropriate (subject to the Intercreditor Agreement).

Section 6.04.         Waiver of Past Defaults. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee may on behalf of the Holders of Notes waive all past defaults and rescind and annul a declaration of acceleration and its consequences if: (a) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05.         Control by Majority. The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law, this Indenture or the Security Documents, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders. In addition, each of the Trustee and the Shared Security Agent will not be required to expend its own funds in following such direction or if it does not reasonably believe that reimbursement or satisfactory indemnification and/or security is assured to it.

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Section 6.06.         Limitation on Suits. A Holder may not institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy under this Indenture or the Notes, unless:

(a)          the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b)          the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written direction to the Trustee to pursue the remedy;

(c)          such Holder or Holders offer the Trustee indemnity and/or security reasonably satisfactory to the Trustee against any costs, liability or expense to be incurred in compliance with such written request;

(d)          the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity and/or security; and

(e)          during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a written direction that is inconsistent with the request.

Section 6.07.         Rights of Holders to Receive Payment. Notwithstanding anything to the contrary, the right of any Holder to receive payment of the principal of, premium, if any, or interest on, such Note or any payment under the Subsidiary Guarantee or JV Subsidiary Guarantee, or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, shall not be impaired or affected without the consent of the Holder.

Section 6.08.         Compliance Certificate. The Company will submit an Officers’ Certificate to the Trustee, in substantially the form attached hereto as Exhibit E, on or before a date not more than 120 days after the end of each fiscal year ending after the Original Issue Date, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company’s and its Restricted Subsidiaries’ performance under this Indenture and the Security Documents that the Company and its Restricted Subsidiaries have fulfilled all obligations hereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee in writing of any default or defaults in the performance of any covenants or agreements under the Indenture and the Security Documents.

Section 6.09.         Collection Suit by Trustee. If an Event of Default in payment specified in Section 6.01(a) or Section 6.01(b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust for the whole amount remaining unpaid, together with interest on overdue principal or premium and, to the extent lawful, overdue installments of interest, in each case at the rate specified in the Notes, and such further amount as is sufficient to cover the costs and expenses of collection, including the reasonably incurred compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee hereunder.

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Section 6.10.         Trustee May File Proofs of Claim. The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder) and the Holders allowed in any judicial proceedings relating to the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor or their respective creditors or property, and is entitled and empowered to collect, receive and distribute any money, securities or other property payable or deliverable upon conversion or exchange of the Notes or upon any such claims. Any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, if the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, properly incurred expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee hereunder. Nothing in this Indenture will be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.11.         Priorities. (a) At any time during which the Intercreditor Agreement is in force, the Trustee agrees that any money collected upon enforcement of the Collateral shall be distributed in accordance with the Intercreditor Agreement.

(b)          The Trustee agrees that any money collected by it (i) other than upon enforcement of the Collateral or (ii) upon enforcement of the Collateral at any time during which the Intercreditor Agreement is not in force shall, in each case, be paid out in the following order:

first, to the Shared Security Agent for any indemnified liabilities, unpaid fees, costs and expenses incurred hereunder;

second, pro rata to each of the Trustee, the May 2018 Notes Trustee, the June 2019 Notes Trustee and any agent, trustee or representative as a Secured Party for any series of Permitted Pari Passu Secured Indebtedness for any indemnified liabilities, unpaid fees, costs and expenses reasonably incurred under the applicable secured party document;

third, pro rata (in proportion the outstanding principal amount owed) to each of the Trustee for the benefit of the Holders, the May 2018 Notes Trustee for the benefit of the holders of the May 2018 Notes, the June 2019 Notes Trustee for the benefit of the holders of the June 2019 Notes and, to the extent applicable, to holders of Permitted Pari Passu Secured Indebtedness, if any (or their representative for the benefit of such holders) in accordance with the terms of the applicable respective secured party document; and

fourth, any surplus remaining after such payments will be paid to the Company, the Subsidiary Guarantor Pledgors or to whomever may be lawfully entitled thereto.

The Trustee, upon written notice to the Company, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.11.

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Section 6.12.         Restoration of Rights and Remedies. If the Trustee or any Holder has instituted a proceeding to enforce any right or remedy under this Indenture and the proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to the Holder, then, subject to any determination in the proceeding, the Company, any Subsidiary Guarantors, any JV Subsidiary Guarantors, the Trustee and the Holders will be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Company, any Subsidiary Guarantors, any JV Subsidiary Guarantors, the Trustee and the Holders will continue as though no such proceeding had been instituted.

Section 6.13.         Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court may require any party litigant in such suit (other than the Trustee) to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant (other than the Trustee) in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.13 does not apply to a suit by a Holder to enforce payment of principal of or interest on any Note on the respective due dates, or a suit by Holders of more than 10% in principal amount of the outstanding Notes.

Section 6.14.         Rights and Remedies Cumulative. No right or remedy conferred or reserved to the Trustee or to the Holders under this Indenture is intended to be exclusive of any other right or remedy, and all such rights and remedies are, to the extent permitted by law, cumulative and in addition to every other right and remedy hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or exercise of any right or remedy hereunder, or otherwise, will not prevent the concurrent assertion or exercise of any other right or remedy.

Section 6.15.         Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.16.         Waiver of Stay, Extension or Usury Laws. Each of the Company, the Subsidiary Guarantors and the JV Subsidiary Guarantors covenants, to the extent that it may lawfully do so, that it shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive the Company, such Subsidiary Guarantor or such JV Subsidiary Guarantor, as the case may be, from paying all or any portion of the principal of, or premium or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture. Each of the Company, the Subsidiary Guarantors and the JV Subsidiary Guarantors hereby expressly waives, to the extent that it may lawfully do so, all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

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None of the Trustee, Shared Security Agent or any Agent is obligated to take any action to ascertain whether any Event of Default or Default has occurred or is continuing and will not be responsible to Holders or any other person for any loss arising from any failure by it to do so, and each of the Trustee, the Shared Security Agent and the Agents may assume that no such event has occurred and that the Company and the Subsidiary Guarantors are performing all of their obligations under the Indenture, the Intercreditor Agreement, the Security Documents and the Notes unless the Trustee, the Shared Security Agent or the Agent, as the case may be, has received written notice of the occurrence of such event or facts establishing that a Default or an Event of Default has occurred or that the Company and the Subsidiary Guarantors are not performing all of their obligations under the Indenture, the Intercreditor Agreement, the Security Documents and/or the Notes.

ARTICLE 7
The Trustee and The Shared Security Agent

Section 7.01.         General. (a) The duties and responsibilities of the Trustee are as set forth herein. Whether or not expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee is subject to this Article. The rights and protections provided to the Trustee in this Article 7 shall apply to the Shared Security Agent mutatis mutandis.

(b)          Except during the continuance of an Event of Default, the Trustee undertakes to perform such duties and only such duties that are specifically set forth in this Indenture, and no implied covenant or obligation shall be read into this Indenture against the Trustee or any of the Agents. Except during the continuance of an Event of Default, the Trustee need only perform such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred and is continuing and the Trustee has received written notice thereof pursuant to Section 7.05, the Trustee shall exercise those rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. During the continuance of an Event of Default, the Trustee shall act only upon the written direction of the Holders of at least 25% of the aggregate principal amount then outstanding, subject to its receiving indemnity and/or security to its satisfaction.

(c)          Should the Trustee become a creditor of the Company or any of the Subsidiary Guarantors or JV Subsidiary Guarantors rights of the Trustee to obtain payment of claims in certain cases or to realize on certain property received by the Trustee in respect of any such claims as security or otherwise will be limited. The Trustee is permitted to engage in other transactions, including normal banking and trustee relationships, with the Company and its Affiliates and profit therefrom without being obliged to account for such profits; provided, however, that if it acquires any conflict of interest, it must eliminate such conflict or resign.

(d)          Neither the Trustee nor the Shared Security Agent will be under any obligation to exercise any rights or powers conferred under this Indenture, the Intercreditor Agreement or any Security Document for the benefit of the Holders or the holders (or their representatives) of Permitted Pari Passu Secured Indebtedness (if any), unless such Holders and/or the holders (or their representatives) of Permitted Pari Passu Secured Indebtedness (if any) have (i) instructed the Trustee or the Shared Security Agent in writing and (ii) have offered to the Trustee and/or the Shared Security Agent indemnity and/or security satisfactory to the Trustee and/or the Shared Security Agent against any loss, liability or expense.

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(e)          No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action or fraud, its own grossly negligent failure to act or its own willful default, except that the Trustee shall not be liable with respect to any action it takes or omits to take in accordance with a direction received by it pursuant to Section 6.02 or 6.05.

(f)          Notwithstanding anything herein to the contrary, the Trustee and the Shared Security Agent shall not be responsible to any Person for failing to request, require or receive any account statement pursuant to any Security Document or for failing to check or comment upon the accuracy of such account statements and shall have no responsibility for the contents of any account statement prepared pursuant to any Security Document and, for the avoidance of doubt, it is intended that the Trustee and the Shared Security Agent shall not check or comment on any such account statement.

(g)          Unless the Trustee and the Shared Security Agent receive prior written notice from the Company, the Trustee and the Shared Security Agent shall be entitled to assume, without any further inquiry, that the Company has duly performed all of its obligations in accordance with this Indenture, the Security Documents, the Notes and the Intercreditor Agreement, including each of the exhibits attached hereto. The Trustee and the Shared Security Agent shall not be obligated to supervise the performance of any of the parties to this Indenture, the Notes, the Security Documents or the Intercreditor Agreement.

(h)          Notwithstanding anything herein to the contrary, the Trustee and the Shared Security Agent shall not be responsible for recitals, statements, warranties or representations of any party contained in this Indenture or any other agreement or other document, including the Security Documents and the Intercreditor Agreement, entered into in connection herewith or therewith and shall assume the accuracy and correctness thereof and shall not be responsible for the execution, legality, effectiveness, adequacy, genuineness, validity or enforceability or admissibility in evidence of any such agreement or other document or any trust or security thereby constituted or evidenced, and the Trustee and the Shared Security Agent may accept without enquiry, requisition or objection such title as the Company may have to the property charged or assigned pursuant to the Security Documents or any part thereof from time to time and shall not be bound to investigate or make any enquiry into the title of the Company to such property or any part thereof from time to time whether or not any default or failure is or was known to the Trustee and the Shared Security Agent or might be, or might have been, discovered upon examination, inquiry or investigation and whether or not capable of remedy. Notwithstanding the generality of the foregoing, each Holder shall be solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, condition, affairs, status and nature of the Company and any Subsidiary Guarantor, and the Trustee and the Shared Security Agent shall not at any time have any responsibility for the same and each Holder shall not rely on the Trustee and the Shared Security Agent in respect thereof.

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(i)          Neither the Trustee nor any of the Agents shall have any obligation to monitor, determine or inquire as to compliance with any of the covenants contained in Article 4 and Article 9 of this Indenture.

Section 7.02.         Certain Rights of Trustee and Other Agents. Subject to Section 7.01:

(a)          In the absence of bad faith on its part, the Trustee may rely, and will be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but, in the case of any document which is specifically required to be furnished to the Trustee pursuant to any provision hereof, the Trustee shall examine the document to determine whether it conforms to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein). The Trustee, in its sole and absolute discretion, may make further inquiry or investigation into such facts or matters as it sees fit.

(b)          Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel conforming to Sections 12.04 and 12.05 and the Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c)          The Trustee may act through its attorneys and agents and will not be responsible for supervising any attorney or agent nor will it be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder. To the extent an agent has been named by the Trustee in connection with this Indenture, the parties hereto shall cooperate to ensure that such agent can perform the duties for which it was appointed. Upon an Event of Default, the Trustee shall be entitled to require all Agents to act solely in accordance with its directions.

(d)          The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee security and/or indemnity satisfactory to it against any costs, loss, liability or expenses that might be incurred by it in compliance with such request or direction.

(e)          The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with Section 6.02 or 6.05 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture, provided that the Trustee’s conduct does not constitute willful default, fraud or gross negligence.

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(f)          The Trustee may consult with counsel or other professional advisors of its selection, and the written advice of such counsel or advisors or any Opinion of Counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(g)          No provision of this Indenture will require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties hereunder, or in the exercise of its rights or powers, unless it receives security and/or indemnity satisfactory to it against any loss, liability or expense.

(h)          If any Subsidiary Guarantor or JV Subsidiary Guarantor is substituted to make payments on behalf of the Company pursuant to Article 11, the Company shall promptly notify the Trustee and any clearing house through which the Notes are traded of such substitution.

(i)          The Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate.

(j)          In connection with the exercise by it of its trusts, powers, authorities or discretions (in including, without limitation, any modification, waiver, authorization or determination), the Trustee shall have regard to the general interests of the Holders as a class but shall not have regard to any interests arising from circumstances particular to individual Holders (whatever their number) and in particular, but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers, authorities or discretions for individual Holders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any country, state or territory and a Holder shall not be entitled to require, nor shall any Holder be entitled to claim, from the Company, the Trustee or any other Person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Holders except to the extent already provided in Section 4.20 and/or any undertaking given in addition to, or in substitution for, Section 4.20 pursuant to this Indenture.

(k)          Under no circumstances shall the Trustee and the Shared Security Agent be responsible or liable for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit), irrespective of whether the Trustee and the Shared Security Agent have been advised of the likelihood of such loss or damage and regardless of the form of action.

(l)          The Trustee has no obligation to monitor the financial performance of the Company or any Subsidiary Guarantors.

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(m)          The Company and each Subsidiary Guarantor hereby irrevocably waive, in favor of the Trustee, any conflict of interest which may arise by virtue of the Trustee acting in various capacities under the Indenture, the Intercreditor Agreement, the Security Documents or the Notes or for other customers of the Trustee. The Company and each Subsidiary Guarantor acknowledge that the Trustee and its affiliates may have interests in, or may be providing or may in the future provide financial or other services to other parties with interests which the Company and each Subsidiary Guarantor may regard as conflicting with its interests and may possess information (whether or not material to the Company or any of the Subsidiary Guarantors) other than as a result of the Trustee acting as Trustee hereunder, that the Trustee may not be entitled to share with the Company or any of the Subsidiary Guarantors. The Trustee will not disclose confidential information obtained from the Company or any of the Subsidiary Guarantors without its consent to any of the Trustee’s other customers nor will it use on the Company’s or any of the Subsidiary Guarantors’ behalf any confidential information obtained from any other customer. Without prejudice to the foregoing, the Company and each Subsidiary Guarantor agree that the Trustee may deal (whether for its own or its customers’ account) in, or advise on, securities of any party and that such dealing or giving of advice, will not constitute a conflict of interest for the purposes of the Indenture.

(n)          The Trustee will treat information relating to the Company and to the Subsidiary Guarantors as confidential, but (unless consent is prohibited by law) the Company and the Subsidiary Guarantors consent to the transfer and disclosure by the Trustee of any information relating to the Company and the Subsidiary Guarantors to and between branches, subsidiaries, representative offices, affiliates and agencies of the Trustee and third parties selected by any of them, wherever situated, for internal use only (including in connection with the provision of any service and for data processing, statistical and risk analysis purposes). The Trustee and any branch, subsidiary, representative office, affiliate, agent or third party may transfer and disclose any such information as required by any law, court regulator or legal process.

(o)          The Trustee may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction. Furthermore, the Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

(p)          The Company, the Subsidiary Guarantors and the JV Subsidiary Guarantors (if any) hereby irrevocably waive, in favor of the Trustee, any conflict of interest which may arise by virtue of the Trustee acting in various capacities under the Indenture, the Security Documents and the Intercreditor Agreement.

(q)          Notwithstanding anything else herein contained, the Trustee may refrain without liability from doing anything that would or might in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

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Section 7.03.         Individual Rights of Trustee. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee and nothing herein shall obligate the Trustee to account for any profits earned from any business or transactional relationship. Any Agent may do the same with like rights.

Section 7.04.         Trustee’s Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture, the Security Documents, the Notes, the Guarantee of any Subsidiary Guarantor or the JV Subsidiary Guarantee of any JV Subsidiary Guarantor, (1) is not accountable for the Company’s use or application of the proceeds from the Notes, (2) is not responsible for any statement in the Notes other than its certificate of authentication and (3) shall not have any responsibility for the Company’s or any Holder’s compliance with any state or U.S. federal securities law in connection with the Notes.

Section 7.05.         Notice of Default. If any Default occurs and is continuing and is known to the Trustee, the Trustee will send notice of the Default to each Holder within 90 days after it occurs, or, if later, within 15 days after written notice is provided to the Trustee unless the Default has been cured. Neither the Trustee nor the Shared Security Agent shall be deemed to have knowledge of any non-compliance with this Indenture, a Default or Event of Default unless and until it obtains written notification of such Default or Event of Default describing the circumstances of such non-compliance, and identifying the circumstances constituting such default or Event of Default from the Company or from Holders of not less than 25% in aggregate principal amount of outstanding Notes and such notice references the Notes and this Indenture. Neither the Trustee nor the Shared Security Agent shall have obligation to investigate whether any Default or Event of Default has occurred. In the absence of written notice of a Default or Event of Default, the Trustee and the Shared Security Agent may assume without any liability in connection with such assumption that there is no Default or Event of Default.

Section 7.06.         Compensation and Indemnity. (a) The Company, the Subsidiary Guarantors and/or the JV Subsidiary Guarantors (if any) agree to be jointly and severally responsible for and will pay the Trustee and the Shared Security Agent compensation as agreed upon in writing for its services. The compensation of the Trustee is not limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Trustee and the Shared Security Agent upon request for all reasonably incurred out-of-pocket expenses, disbursements and advances (including costs of collection) incurred or made by the Trustee and the Shared Security Agent, including the reasonably incurred compensation, expenses and disbursements of the Trustee and the Shared Security Agent’s agents and counsel and other Persons not regularly within its employ. If an Event of Default shall have occurred or if the Trustee finds it expedient or necessary or is requested by the Company to undertake duties which are of an exceptional nature or otherwise outside the scope of the Trustee’s normal duties under this Indenture, the Security Documents or the Intercreditor Agreement, the Company will pay such additional remuneration as they may agree or, failing such agreement, as determined by an independent international merchant or investment bank (acting as an expert) selected by the Trustee. The expenses involved in such nomination and such merchant or investment bank’s fee will be paid by the Company. The determination of such merchant or investment bank will be conclusive and binding on the Company, the Trustee and the holders of the Notes.

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(b)          Each of the Company, the Subsidiary Guarantors and/or any JV Subsidiary Guarantors agree to be jointly and severally responsible for and will indemnify the Trustee or any predecessor Trustee and the Shared Security Agent and their respective agents, employees, officers and directors for, and hold it harmless against, any loss, liability, damage, claim and expense incurred by it without fraud, gross negligence or willful default on its part arising out of or in connection with the acceptance or administration of this Indenture and its duties under this Indenture and the Notes, the Subsidiary Guarantees and the JV Subsidiary Guarantees, the Security Documents or the Intercreditor Agreement, as the case may be, including, but not limited to, the costs and expenses of defending itself against any claim or liability and of complying with any process served upon it or any of its officers in connection with the exercise or performance of any of its powers or duties under this Indenture and the Notes, the Security Documents or the Intercreditor Agreement.

(c)          To secure the Company’s payment obligations in this Section 7.06, the Trustee will have a lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of, and interest on particular Notes.

(d)          This Section 7.06 and Section 7.02 (k) shall survive the redemption or maturity of the Notes, the termination of this Indenture, and the resignation or termination of the appointment of the Trustee and/or the Shared Security Agent (as the case may be).

(e)          When the Trustee incurs expenses or renders services pursuant to the Indenture after the occurrence of an Event of Default specified in Section 6.01(g) or (h) with respect to the Company or any Subsidiary Guarantor, the expenses are intended to constitute expenses of administration under the United States Bankruptcy Code (Title 11 of the United States Code) or any other similar law for the relief of debtors.

Section 7.07.         Replacement of Trustee. (a) (i) The Trustee may resign at any time by 60 days’ prior written notice to the Company.

(ii)         The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee by 60 days’ prior written notice to the Trustee.

(iii)        The Company may remove the Trustee if: (1) the Trustee is adjudged a bankrupt or an insolvent; (2) a receiver or other public officer takes charge of the Trustee or its property; or (3) the Trustee becomes incapable of acting.

A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

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(b)          If the Trustee has been removed by the Holders, Holders of a majority in principal amount of the Notes may appoint a successor Trustee with the consent of the Company. Otherwise, if the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. If the successor Trustee does not deliver its written acceptance within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee may recommend a successor Trustee to the Company for its approval, and, within 30 days from the date of the recommendation by the retiring Trustee, the Company shall either approve and obtain acceptance of appointment from such recommended Trustee or appoint another successor Trustee of its own choice and obtain written acceptance of appointment from such other successor Trustee, or (ii) the retiring Trustee, the Company or the Holders of a majority in principal amount of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c)          Upon delivery by the successor Trustee of a written acceptance of its appointment to the retiring Trustee and to the Company, (i) the retiring Trustee will transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.06, (ii) the resignation or removal of the retiring Trustee will become effective, and (iii) the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. Upon request of any successor Trustee, the Company will execute any and all instruments for fully vesting in and confirming to the successor Trustee all such rights, powers and trusts. The Company will give notice of any resignation and any removal of the Trustee and each appointment of a successor Trustee to all Holders, and include in the notice the name of the successor Trustee and the address of its Corporate Trust Office.

(d)          Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Company’s obligations under Section 7.06 will continue for the benefit of the retiring Trustee.

Section 7.08.         Successor Trustee by Consolidation, Merger, Conversion or Transfer. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets (including the administration of the trust created by this Indenture) to, another corporation or national banking association, the resulting, surviving or transferee corporation or national banking association without any further act will be the successor Trustee with the same effect as if the successor Trustee had been named as the Trustee in this Indenture.

Section 7.09.         Money Held in Trust. The Trustee will not be liable for interest on any money received by it except as it may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article 8.

ARTICLE 8
Defeasance and Discharge

Section 8.01.         Defeasance and Discharge of Indenture. (a) The Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Notes on the 183rd day after the deposit referred to in clause (i) of this Section 8.01(a) has been made, and the provisions of this Indenture and the Security Documents will no longer be in effect with respect to the Notes, except as to (1) rights of registration of transfer and exchange; (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes; (3) obligations to maintain paying agencies; (4) obligations to pay Additional Amounts; and (5) the rights of the Holders as beneficiaries hereof with respect to the monies so deposited with the Trustee payable to all or any of them; provided that the following conditions shall have been satisfied:

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(i)          the Company (a) has deposited with the Trustee (or its agent), in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity for such payments in accordance with the terms of this Indenture and the Notes and (b) has delivered to the Trustee an Opinion of Counsel or a certificate of an internationally-recognized firm of independent accountants to the effect that the amount deposited by the Company is sufficient to provide payment for the principal of, premium, if any, and accrued interest on, the Notes on the Stated Maturity for such payment in accordance with the terms of this Indenture;

(ii)         the Company has delivered to the Trustee (a) either (x) an Opinion of Counsel of recognized international standing with respect to U.S. federal tax laws which is based on a change in applicable U.S. federal income tax law occurring after the Original Issue Date to the effect that beneficial owners will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Company’s exercise of its option under this “Defeasance and Discharge” provision and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred or (y) a ruling directed to the Trustee received from the U.S. Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, and (b) an Opinion of Counsel of recognized international standing to the effect that the creation of the defeasance trust does not violate the U.S. Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law; and

(iii)        immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 183rd day after the date of such deposit, and such defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound.

(b)          In the case of either discharge or defeasance, each of the Subsidiary Guarantees and JV Subsidiary Guarantees will terminate.

Section 8.02.         Covenant Defeasance. The Company may omit to comply with any term, provision or condition set forth in, and this Indenture will no longer be in effect with respect to, clauses (iii), (iv), (v)(A) and (vii) of Section 5.01(a) and clauses (iii), (iv), (v)(A) and (vi) of Section 5.01(b), any covenant in Article 4 (other than Section 4.03 and Section 4.18), clause (c) of Section 6.01 with respect to clauses (iii), (iv), (v)(A) and (vii) of Section 5.01(a) and clauses (iii), (iv), (v)(A) and (vi) of Section 5.01(b), clause (d) of Section 6.01 with respect to such other covenants and clauses (e) and (f) of Section 6.01 shall be deemed not to be Events of Default; provided the following conditions have been satisfied:

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(a)          The Company has deposited with the Trustee (or its agent), in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of this Indenture and the Notes;

(b)          The Company has delivered to the Trustee an Opinion of Counsel of recognized international standing to the effect that the creation of the defeasance trust does not violate the U.S. Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law; and

(c)          The delivery by the Company to the Trustee of an Opinion of Counsel of recognized international standing with respect to U.S. federal income tax matters to the effect that beneficial owners will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Section 8.03.         Application of Trust Money. Subject to Section 8.04, the Trustee will hold in trust the money or U.S. Government Obligations deposited with it pursuant to Section 8.01 or 8.02, and apply the deposited money and the proceeds from deposited U.S. Government Obligations to the payment of principal of and premium or interest on the Notes in accordance with the Notes and this Indenture. Such money and U.S. Government Obligations will be segregated from other funds.

Section 8.04.         Repayment to Company. Subject to Sections 7.06, 8.01 and 8.02, the Trustee will as soon as reasonably practicable pay to the Company upon written request by the Company any excess money held by the Trustee at any time and thereupon be relieved from all liability with respect to such money. The Trustee will pay to the Company upon written request by the Company any money held for payment with respect to the Notes that remains unclaimed for two years, provided that before making such payment the Trustee may at the expense of the Company publish once in a newspaper of general circulation in New York City, or send to each Holder entitled to such money, notice that the money remains unclaimed and that after a date specified in the notice (at least 30 days after the date of the publication or notice) any remaining unclaimed balance of money will be repaid to the Company. After payment to the Company, Holders entitled to such money must look solely to the Company for payment, unless applicable law designates another Person, and all liability of the Trustee with respect to such money will cease.

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Section 8.05.         Reinstatement. If and for so long as the Trustee is unable to apply any money or U.S. Government Obligations held in trust pursuant to Section 8.01 or 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Notes will be reinstated as though no such deposit in trust had been made. If the Company makes any payment of principal of or interest on any Notes because of the reinstatement of its obligations, it will be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held in trust.

ARTICLE 9
Amendments, Supplements and Waivers

Section 9.01.         Amendments without Consent of Holders. (a) The Indenture, the Intercreditor Agreement or any Security Document may be amended, without the consent of any Holder, to:

(i)          cure any ambiguity, defect, omission or inconsistency in the Indenture, the Intercreditor Agreement, the Notes or any Security Document; provided that such actions pursuant to this clause (i) do not materially and adversely affect the interests of the Holders;

(ii)         comply with Article 5;

(iii)        evidence and provide for the acceptance of appointment by a successor Trustee;

(iv)        add any Subsidiary Guarantor or JV Subsidiary Guarantor, or any Subsidiary Guarantee or JV Subsidiary Guarantee, or release any Subsidiary Guarantor or JV Subsidiary Guarantor from any Subsidiary Guarantee or JV Subsidiary Guarantee, as the case may be, as provided or permitted by the terms of this Indenture;

(v)         provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(vi)        add any Subsidiary Guarantor Pledgor or release any Subsidiary Guarantor Pledgor (including the corresponding Collateral relating to such Subsidiary Guarantor Pledgor) as provided or permitted by the terms of this Indenture;

(vii)       add additional Collateral to secure the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee;

(viii)      in any other case where a supplemental indenture to this Indenture is required or permitted to be entered into pursuant to the provisions of this Indenture without the consent of any Holder;

(ix)         effect any changes to this Indenture in a manner necessary to comply with the procedures of Euroclear or Clearstream;

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(x)          permit Permitted Pari Passu Secured Indebtedness (including, without limitation, permitting the Trustee and the Shared Security Agent to enter into, supplement or amend the Intercreditor Agreement, the Security Documents or this Indenture as applicable, permitting the holders of Permitted Pari Passu Secured Indebtedness (or their representatives) to accede to the Intercreditor Agreement, to release and de-register the Liens in accordance with this Indenture, and take any other action necessary to permit the creation and registration of Liens on the Collateral to secure Permitted Pari Passu Secured Indebtedness, in accordance with this Indenture);

(xi)         make any other change that does not materially and adversely affect the rights of any Holder; or

(xii)        conform the text of this Indenture, the Notes, the Subsidiary Guarantees or the JV Subsidiary Guarantees to any provision described under the caption “Description of the Notes” in the offering circular of the Company dated August 24, 2016 to the extent that such provision described under the caption “Description of the Notes” in such offering circular was intended to be a verbatim recitation of a provision in this Indenture, the Notes, the Subsidiary Guarantees or the JV Subsidiary Guarantees.

Section 9.02.         Amendments with Consent of Holders. (a) Amendments of the Indenture, the Intercreditor Agreement or any Security Document may be made by the Company, the Subsidiary Guarantors, the Trustee and the Shared Security Agent with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, and the Holders of a majority in principal amount of the outstanding Notes may waive future compliance by the Company, the Subsidiary Guarantors and the JV Subsidiary Guarantors with any provision of the Indenture or the Notes or any Security Document or the Intercreditor Agreement; provided, however, that no such modification, amendment or waiver may, without the consent of each Holder affected thereby:

(i)          change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(ii)         reduce the principal amount of, or premium, if any, or interest on, any Note;

(iii)        change the place, currency or time of payment of principal of, or premium, if any, or interest on, any Note;

(iv)        impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any Note;

(v)         reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend this Indenture;

(vi)        waive a default in the payment of principal of, premium, if any, or interest on the Notes;

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(vii)       release any Subsidiary Guarantor or JV Subsidiary Guarantor from its Subsidiary Guarantee or JV Subsidiary Guarantee, as the case may be, except as provided in this Indenture;

(viii)      release any Collateral, except as provided in the Intercreditor Agreement, the Indenture and the Security Documents;

(ix)         reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of this Indenture or for waiver of certain defaults;

(x)          amend, change or modify any Subsidiary Guarantee or JV Subsidiary Guarantee in a manner that adversely affects the Holders;

(xi)         amend, change or modify any provision of any Security Document, or any provision of this Indenture or the Intercreditor Agreement relating to the Collateral, in a manner that adversely affects the Holders, except in accordance with the other provisions of this Indenture;

(xii)        reduce the amount payable upon a Change of Control Offer or an Offer to Purchase with the Excess Proceeds from any Asset Sale or change the time or manner by which a Change of Control Offer or an Offer to Purchase with the Excess Proceeds or other proceeds from any Asset Sale may be made or by which the Notes must be repurchased pursuant to a Change of Control Offer or an Offer to Purchase with the Excess Proceeds or other proceeds from any Asset Sale;

(xiii)       change the redemption date or the redemption price of the Notes from that stated in Section 3.01 or Section 3.02;

(xiv)      amend, change or modify the obligation of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor to pay Additional Amounts; or

(xv)       amend, change or modify any provision of this Indenture or the related definition affecting the ranking of the Notes or any Subsidiary Guarantee or JV Subsidiary Guarantee in a manner which adversely affects the Holders.

(b)          It is not necessary for Holders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

(c)          An amendment, supplement or waiver under this Section 9.02 will become effective on receipt by the Trustee of written consents from the Holders of the requisite percentage in principal amount of the outstanding Notes. After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will send to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. The Company will send supplemental indentures to Holders upon written request. Any failure of the Company to send such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

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Section 9.03.         Effect of Consent. (a) After an amendment, supplement or waiver becomes effective, it will bind every Holder unless it is of the type requiring the consent of each Holder affected. If the amendment, supplement or waiver is of the type requiring the consent of each Holder affected, the amendment, supplement or waiver will bind each Holder that has consented to it and every subsequent Holder of a Note that evidences the same debt as the Note of the consenting Holder.

(b)          If an amendment, supplement or waiver changes the terms of a Note, the Trustee may require the Holder to deliver it to the Trustee so that the Trustee may place an appropriate notation of the changed terms on the Note and return it to the Holder, or exchange it for a new Note that reflects the changed terms. The Trustee may also place an appropriate notation on any Note thereafter authenticated. However, the effectiveness of the amendment, supplement or waiver is not affected by any failure to annotate or exchange Notes in this fashion.

Section 9.04.         Trustee’s and Other Agent’s Rights and Obligations. Each of the Trustee and the other Agents is entitled to receive, and will be fully protected in relying upon, an Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article is authorized or permitted by this Indenture and that such amendment, supplement or waiver constitutes the legal, valid and binding obligations of the party or parties executing such amendment, supplement or waiver, and an Officers’ Certificate stating that all conditions precedent have been complied with. If the Trustee or the other Agents, as the case may be, has received such an Opinion of Counsel, it shall sign the amendment, supplement or waiver so long as the same does not adversely affect the rights of the Trustee or the other Agents, as the case may be. Each of the Trustee and the other Agents may, but is not obligated to, execute any amendment, supplement or waiver that affects the Trustee’s or the other Agents’ own rights, duties or immunities under this Indenture.

Section 9.05.         Appointment of Paying Agent and Note Registrar. The Company hereby appoints Citibank, N.A., London Branch as the Paying Agent and Note Registrar with respect to the Notes, and Citibank, N.A., London Branch hereby accepts such appointment. By accepting such appointment, The Citibank, N.A., London Branch agrees to be bound by and to perform the services with respect to itself set forth in the terms and conditions set forth in this Indenture, the Notes and the Paying Agent and Note Registrar Appointment Letter.

ARTICLE 10
Security to be Granted

Section 10.01.          Security to be Granted. (a) Each of the Company and the initial Subsidiary Guarantor Pledgor has pledged the Capital Stock of the initial Subsidiary Guarantors (other than Xinyuan International (HK) Property Investment Co., Limited) (the “Collateral”) owned by it (subject to Permitted Liens and the Intercreditor Agreement) in order to secure the obligations of the Company and such Subsidiary Guarantor Pledgor under the May 2018 Notes, the indenture governing the May 2018 Notes, the June 2019 Notes and the indenture governing the June 2019 Notes. On the Original Issue Date, the Trustee will execute a supplement to and become a party to the Intercreditor Agreement, at which time the Trustee will become a Secured Party under the Intercreditor Agreement and the Holders will be entitled to share in the benefit of the pledge of such Capital Stock on a pari passu basis with the holders of the May 2018 Notes, the holders of the June 2019 Notes and the holders of any other Permitted Pari Passu Secured Indebtedness.

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(b)          The Company and each Subsidiary Guarantor Pledgor shall, for the benefit of the Holders of the Notes:

(i)          execute one or more Security Documents granting to the Shared Security Agent on behalf of the Secured Parties, for the benefit of the Holders of the Notes, Liens (subject to any Permitted Liens and the Intercreditor Agreement) (collectively, the “Lien”) on relevant Collateral (subject to any Permitted Liens and the Intercreditor Agreement); and

(ii)         take all requisite steps under applicable laws and undertake other customary procedures in connection with the granting and perfection (if relevant) of the Lien on relevant Collateral (subject to any Permitted Liens and the Intercreditor Agreement); and

(iii)        promptly deliver to the Trustee and the Shared Security Agent an Officers’ Certificate stating that entry into the Security Documents has been duly and validly authorized and an Opinion of Counsel to the effect that (A) in the opinion of such counsel, such action has been taken with respect to the recording, registering and filing of or with respect to this Indenture and the Security Documents and all other instruments of further assurance as is necessary to make effective the Lien (subject to Permitted Liens and the Intercreditor Agreement) created by the Security Documents in the Collateral referenced in this clause (b) and referencing the details of such action; or (B) in the opinion of such counsel, no such action is necessary to make such Lien (subject to Permitted Liens and the Intercreditor Agreement) effective; provided that any such Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials with respect to matters of fact and that all Opinions of Counsel delivered pursuant to this Section 10.01 may contain assumptions, qualifications, exceptions and limitations as are appropriate and customary for similar opinions relating to the nature of the Collateral referenced in this clause (b).

(c)          The initial Subsidiary Guarantor Pledgor is Xinyuan Real Estate, Ltd.

(d)          So long as no Event of Default has occurred and is continuing, and subject to the terms of the Security Documents and this Indenture, the Company and the Subsidiary Guarantor Pledgors, as the case may be, will be entitled to exercise any and all voting rights and to receive, retain and use any and all cash dividends, stock dividends, liquidating dividends, non-cash dividends, shares or stock resulting from stock splits or reclassifications, rights issues, warrants, options and other distributions (whether similar or dissimilar to the foregoing) in respect of Capital Stock constituting Collateral.

(e)          Each Holder of the Notes, by its acceptance thereof, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and authorizes and directs the Shared Security Agent to perform its obligations and exercise its rights thereunder in accordance therewith.

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(f)          The Trustee and the Shared Security Agent and each Holder, by accepting the Notes and the Subsidiary Guarantees, acknowledges that the Collateral as now or hereafter constituted shall be held by the Shared Security Agent for the benefit of all the Holders under the Security Documents, and that the Lien created pursuant to the Security Documents in respect of the Trustee and the Shared Security Agent and the Holders is subject to and qualified and limited in all respects by the Security Documents and actions that may be taken thereunder.

(g)          Notwithstanding (i) anything to the contrary contained in this Indenture, the Security Documents, the Notes or any other instrument governing, evidencing or relating to any Indebtedness, (ii) the time, order or method of attachment of any Liens, the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral, (iii) the time of taking possession or control over any Collateral or (iv) the rules for determining priority under the Uniform Commercial Code or any other law of any relevant jurisdiction governing relative priorities of secured creditors, the Company and the Subsidiary Guarantor Pledgors will ensure that:

(A)         the Liens granted pursuant to the Security Documents will rank at least equally and ratably with all other valid, enforceable and perfected Liens, whenever granted upon any present or future Collateral, but only to the extent such other Liens are permitted under this Indenture to exist and to rank equally and ratably with the Notes and the Subsidiary Guarantees; and

(B)         all proceeds of the Collateral applied under the Security Documents shall be allocated and distributed as set forth in Section 6.11. Neither the Trustee nor the Shared Security Agent will be responsible for making any deductions or withholding in respect of taxes or other governmental charges in respect of any amounts paid from the proceeds of the Collateral.

Section 10.02.          Future Subsidiary Guarantor Pledgors. (a) None of the Capital Stock of the Non-Guarantor Subsidiaries will be pledged on the Original Issue Date or at any time in the future. In addition, none of the Capital Stock of any future Restricted Subsidiary that may be organized under the laws of the PRC or the Capital Stock of Exempted Subsidiaries will be pledged at any time in the future. If any JV Subsidiary Guarantor is established, the Capital Stock of such JV Subsidiary Guarantor owned by the Company or any Subsidiary Guarantor will be pledged to secure the obligations of the Company under the Notes and the Indenture, and of such Subsidiary Guarantor under its Subsidiary Guarantee, as the case may be, in the manner described above. However, none of the JV Subsidiary Guarantors will provide a Security Document pledging the Capital Stock of its direct or indirect Subsidiaries as security in favor of the Shared Security Agent for itself and for the benefit of the Trustee and the Holders.

(b)          The Company shall, for the benefit of the Holders of the Notes, pledge, and cause each Subsidiary Guarantor (other than a JV Subsidiary Guarantor, if any) to pledge, the Capital Stock directly owned by the Company or such Subsidiary Guarantor of any Person that becomes a Restricted Subsidiary or of any Non-Guarantor Subsidiary that becomes a Subsidiary Guarantor, or additional shares of Capital Stock acquired or otherwise received by the Company or such Subsidiary Guarantor of any existing Restricted Subsidiary (in each case, other than Persons organized under the laws of the PRC, Other Non-Guarantor Subsidiaries or Exempted Subsidiaries) after the Original Issue Date, as soon as practicable after such Person becomes a Restricted Subsidiary or ceases to be an Exempted Subsidiary, to secure the obligations of the Company under the Notes and the Indenture, and of such Subsidiary Guarantor under its Subsidiary Guarantee.

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(c)          Each Subsidiary Guarantor that pledges Capital Stock of a Restricted Subsidiary after the Original Issue Date is referred to as a “Future Subsidiary Guarantor Pledgor” and, upon giving such pledge, will be a “Subsidiary Guarantor Pledgor.”

(d)          Upon each pledge by a Future Subsidiary Guarantor of the Capital Stock of any Future Restricted Subsidiary in accordance with Section 10.02, the Company shall deliver to the Trustee an Officers’ Certificate stating that entry into the applicable pledge agreement has been duly and validly authorized and an Opinion of Counsel to the effect that (i) in the opinion of such counsel, such action has been taken with respect to the recording, registering and filing of or with respect to this Indenture and the applicable pledge agreement and all other instruments of further assurance as are necessary to make effective the Lien (subject to Permitted Liens) created by such pledge agreement in the Capital Stock referenced in Section 10.02(b), and referencing the details of such action (it being understood that no opinion will be given regarding the priority of any lien or security interest); or (ii) in the opinion of such counsel, no such action is necessary to make such Lien effective (it being understood that no opinion will be given regarding the priority of any lien or security interest); provided that any such Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials with respect to matters of fact.

(e)          All Opinions of Counsel delivered pursuant to Section 10.02(d) may contain assumptions, qualifications, exceptions and limitations as are appropriate and customary for similar opinions relating to the nature of the Capital Stock pledged.

(f)          Upon each pledge by any Future Subsidiary Guarantor of the Capital Stock of any Future Restricted Subsidiary in accordance with Section 10.02(b), the Company will give notice, file, register or record any supplemental indentures, financing statements, continuation statements, pledge agreements or other instruments or cause each such future Subsidiary Guarantor Pledgor to give notice, file, register or record any supplemental indentures, financing statements, continuation statements, pledge agreements or other instruments and take any other actions necessary in order to perfect and protect the Lien thereby created.

Section 10.03.          Shared Security Agent.

Citicorp International Limited will initially act as Shared Security Agent under the Security Documents in respect of the security over the Collateral. Citicorp International Limited, acting in its capacity as such, shall have such duties with respect to the Collateral pledged, assigned or granted pursuant to the Security Documents as are set forth in this Indenture, the Security Documents and the Intercreditor Agreement. Under certain circumstances, Citicorp International Limited as the Trustee and as the Shared Security Agent may have obligations under the Security Documents or the Intercreditor Agreement that are in conflict with the interests of the holders of the Notes and/or of holders of Permitted Pari Passu Secured Indebtedness. The Trustee and the Shared Security Agent will be under no obligation to exercise any rights or powers conferred under the Indenture or any of the Security Documents or the Intercreditor Agreement for the benefit of the holders, unless such holders and/or holders of Permitted Pari Passu Secured Indebtedness have offered to the Trustee and the Shared Security Agent indemnity and/or security satisfactory to the Trustee and the Shared Security Agent against any loss, liability or expense.

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(a)          The Company and each of the Holders, by acceptance of any Note or Subsidiary Guarantee, hereby designate and appoint the Shared Security Agent under the Security Documents in respect of the security over the Collateral, and authorizes and directs the Trustee to appoint an intercreditor agent under and pursuant to the terms of any Intercreditor Agreement referred to in Section 4.22(b). The Trustee shall incur no liability in respect of such appointment and shall not be responsible for the acts or omissions of the intercreditor agent. The Shared Security Agent shall have all the duties, rights and protections provided in the Security Documents and no implied duties shall be read against the Shared Security Agent.

(b)          The Shared Security Agent shall hold the benefit of all Collateral under the Security Documents as, and for purposes of enforcing the provisions of the Security Documents relating to the Collateral, all rights and claims under the Security Documents relating to the Collateral shall be vested in it as an agent for the Holders. Notwithstanding any provision to the contrary in the Indenture, the Security Documents or the Intercreditor Agreement, the Shared Security Agent shall not assume any obligation or fiduciary duty towards or relationship of trust for or with any of the holders of the Notes or any other person.

(c)          Subject to Sections 7.01, 7.02 and 10.03(d), as applicable, neither the Trustee nor the Shared Security Agent nor any of its officers, directors, employees, attorneys or agents will be responsible or liable for the title, ownership, existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness, adequacy or sufficiency of the Security Documents or the Intercreditor Agreement, for the creation, perfection, priority, sufficiency, registration or protection of any Lien, or for any defect or deficiency as to any such matters. In addition, the Shared Security Agent’s ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Shared Security Agent’s Liens on the Collateral and neither the Trustee nor the Shared Security Agent nor any of its officers, directors, employees, attorneys or agents will be responsible or liable for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens or Security Documents or delay in doing so.

(d)          The Shared Security Agent or the Trustee:

(i)          may refrain from acting in accordance with the Security Documents or any instructions and requests until it has received to its satisfaction: (i) such compensation for its services to be rendered, (ii) it has been instructed in writing and (iii) such payment, security and/or indemnity as it may require against the costs, expenses and liabilities to be incurred in complying with the instruction or request;

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(ii)         may consult with or otherwise engage (at the cost and expense of the Company) legal counsel in connection with any matter arising under this Indenture or any Security Document and shall not be liable for any action taken or omitted to be taken by it in accordance with the advice of such counsel; and

(iii)        may refuse to act on any notice, direction or instruction from the Holders which, in the Shared Security Agent’s or the Trustee’s opinion to be determined in its sole and absolute discretion, (i) is contrary to law or the provisions of this Indenture or the Security Documents or (ii) may expose the Shared Security Agent or the Trustee to liability (unless it shall have been indemnified and/or secured to its satisfaction for such liability by the Holders giving such notice, direction or instruction).

Section 10.04.         Resignation and Removal of Shared Security Agent; Appointment of Successor Shared Security Agent.

(a)          The Shared Security Agent may resign from the performance of all of its functions and duties under this Indenture or the Security Documents at any time upon at least 30 days prior written notice to the Company and the Trustee; provided that, such resignation shall not take effect unless and until a successor Shared Security Agent shall have been appointed. The Shared Security Agent may be removed at any time, with or without cause, by the Holders of not less than a majority of the principal amount of the Notes outstanding; provided that such removal shall not take effect unless and until a successor Shared Security Agent shall have been appointed.

(b)          Upon receiving notice of any such resignation or upon such removal, a successor Shared Security Agent shall be appointed by the Company; provided, however, that such successor Shared Security Agent shall be (x) a bank or trust company having a combined capital and surplus of at least US$50,000,000 with an office in Hong Kong, London and New York and (y) authorized under the laws of the jurisdiction of its incorporation or organization to assume the functions of the Shared Security Agent. If the appointment of such successor shall not have become effective 15 days after the Shared Security Agent shall have given resignation notice or the removal, then the retiring Shared Security Agent may appoint a successor Shared Security Agent (on behalf of and at the cost of the Company) or the Company may petition a court of competent jurisdiction for the appointment of a successor Shared Security Agent. Such court shall, after such notice as it may deem proper, appoint a successor Shared Security Agent meeting the qualifications specified herein. The parties hereto hereby consent to such petition and appointment by the retiring Shared Security Agent so long as such criteria are met.

(c)          The resignation of a Shared Security Agent shall become effective on the date specified in the notice provided in accordance with Section 10.04(a), or, when a successor Shared Security Agent has been appointed whichever is earlier. The resignation or removal of a Shared Security Agent shall become effective only upon the execution and delivery of such documents and/or instruments as are necessary to transfer the rights and obligations of the Shared Security Agent under the Security Documents and the recording or filing of such documents, instruments or financing statements as may be necessary to maintain the priority and perfection of any security interest granted by any Security Document. Copies of each such document or instrument shall be delivered to the Trustee and the successor Shared Security Agent. The appointment of a successor Shared Security Agent pursuant to this Section 10.04 shall become effective upon the acceptance of such appointment (and execution by such successor of the documents, instruments or financing statements referred to above) and such successor Shared Security Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Shared Security Agent and shall be deemed to be the “Shared Security Agent.”

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Section 10.05.          Certificates of the Company and Each of the Subsidiary Guarantor Pledgors. (a) On or before a date not more than 120 days after the end of each fiscal year ending after the Original Issue Date, as required by Section 6.08 hereof, the Company shall furnish to the Trustee and the Shared Security Agent a Compliance Certificate in the form of Exhibit E hereto.

(b)          The Company shall furnish to the Trustee and the Shared Security Agent on or prior to any proposed release of Collateral by the Company or any Subsidiary Guarantor an Officers’ Certificate certifying and an Opinion of Counsel stating that such release will comply with the terms of this Indenture and the relevant Security Documents.

Section 10.06.          Authorization of Actions to be Taken by the Trustee or the Shared Security Agent Under the Security Documents. (a) The Shared Security Agent shall be the representative on behalf of the Secured Parties and shall act upon the written direction of the Trustee (acting on the written direction of Holders of at least a majority in aggregate principal amount of the Notes then outstanding) with regard to all voting, consent and other rights granted to the Holders of the Notes under the Security Documents and the Intercreditor Agreement and to carry out certain other duties.

(b)          Subject to the terms of the Security Documents, the Trustee may, in its sole and absolute discretion and without the consent of the Holders of the Notes, on behalf of the Holders of the Notes, and shall upon request of Holders of at least 25% in aggregate principal amount of the Notes then outstanding take, or direct the Shared Security Agent to take, all actions it deems necessary or appropriate in order to (i) enforce any of its rights or any of the rights of the Holders of the Notes under the Security Documents and (ii) receive any and all amounts payable from the Collateral in respect of the obligations of the Company and the Subsidiary Guarantors hereunder.

(c)          Subject to the terms of the Security Documents and Section 7.02(d), the Trustee shall have the power to, or instruct the Shared Security Agent to, institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security Documents or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interest and the interests of the Holders of the Notes in the Collateral (including power to, or instruct the Shared Security Agent to, institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders of the Notes or the Trustee). The Trustee is hereby irrevocably authorized by each Holder of the Notes to, or instruct the Shared Security Agent to, effect any release of Liens or Collateral contemplated by Section 10.08 hereof or by the terms of the Security Documents. The Trustee or the Shared Security Agent shall not be deemed to have knowledge of any acts that may be unlawful or in violation of the Security Documents or this Indenture unless and until it obtains written notification of such unlawful acts or violation describing the circumstances of such, and identifying the circumstances constituting such unlawful acts or violation.

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(d)          Neither the Trustee nor the Shared Security Agent will not be responsible for the adequacy or effectiveness of the Collateral in respect of the obligations of the Company and the Subsidiary Guarantors under the Security Documents, the Intercreditor Agreement or hereunder.

(e)          The Trustee and the Shared Security Agent shall not incur any liability for entering into the Intercreditor Agreement or the Security Documents, as the case may be, in accordance with and as provided for in this Indenture.

Section 10.07.          Authorization of Receipt of Funds by the Trustee Under the Security Documents. The Trustee is authorized to receive and distribute any funds for the benefit of the Holders of the Notes under the Security Documents, and to make further distributions of such funds to the Holders of the Notes according to the provisions of this Indenture, the Intercreditor Agreement and the Security Documents.

Section 10.08.          Release of Security. (a) Subject to the provisions of the Intercreditor Agreement, the security created in respect of the Collateral granted under the Security Documents may be released in relation to the Notes and the Subsidiary Guarantees in certain circumstances (without any consent from the Holders), including:

(i)          upon repayment in full of the Notes;

(ii)         upon defeasance and discharge of the Notes as provided above under Section 8.01;

(iii)        upon certain dispositions of certain types of Collateral in compliance with Section 4.09 or Section 4.13 or in accordance with Section 5.01;

(iv)        with respect to security granted by a Subsidiary Guarantor Pledgor, upon the release of the Subsidiary Guarantee of such Subsidiary Guarantor Pledgor in accordance with the terms of this Indenture;

(v)         in connection with and upon execution of a JV Subsidiary Guarantee to replace a Subsidiary Guarantee, with respect to all pledges of Capital Stock granted by such JV Subsidiary Guarantor in its direct and indirect Subsidiaries; or

(vi)        with respect to a Subsidiary Guarantor or JV Subsidiary Guarantor that becomes an Other Non-Guarantor Subsidiary, the release of the pledge of Capital Stock made by the Company or any Subsidiary Guarantor over the shares it owns in such Other Non-Guarantor Subsidiary.

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(b)          Upon written request of the Company or any Subsidiary Guarantor, in connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by this Indenture (including, without limitation, Sections 4.09, 4.13 or 5.01 hereof), the Shared Security Agent shall (without notice to, or vote or consent of, any Holder) take such actions as shall be required to release its security interest in any Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with this Indenture, the Intercreditor Agreement and the Security Documents and the Shared Security Agent and the Trustee shall receive full payment therefor from the Company for any costs incurred thereby; provided that the Company or the relevant Subsidiary Guarantor Pledgor delivers to the Shared Security Agent an Officers’ Certificate certifying and an Opinion of Counsel stating that the release of any such security interest is permitted under the terms of this Indenture and that the conditions precedent to any such release have been fulfilled.

(c)          Any release of Collateral made in compliance with this Section 10.07 shall not be deemed to impair the Lien under the Security Documents or the Collateral thereunder in contravention of the provisions of this Indenture or the Security Documents.

(d)          No purchaser or grantee of any property or rights purporting to be released herefrom shall be bound to ascertain the authority of the Shared Security Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Indenture to be sold or otherwise disposed of by the Company and the Subsidiary Guarantors be under any obligation to ascertain or inquire into the authority of the Company or any Subsidiary Guarantor to make such sale or other disposition.

(e)          No release and discharge of the Collateral will be effective against the Trustee, any Agent or the Holders of Notes until the Company shall have delivered to the Trustee an Officers’ Certificate stating that all conditions precedent provided for in this Indenture, the Intercreditor Agreement and the Security Documents relating to such release and discharge have been complied with and that such release and discharge is authorized and permitted under this Indenture, the Intercreditor Agreement and the Security Documents.

ARTICLE 11
Subsidiary Guarantees and JV Subsidiary Guarantees

Section 11.01.          The Subsidiary Guarantees and JV Subsidiary Guarantees. Subject to the provisions of this Article 11, each of the Subsidiary Guarantors and any JV Subsidiary Guarantors (whether originally a signatory hereto or added pursuant to a supplemental indenture) hereby, jointly and severally, Guarantees as principal obligor to each Holder of a Note authenticated by the Trustee or the Authenticating Agent and to the Trustee and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable to the Holders of the Notes, the Trustee and the Shared Security Agent under, the Notes and this Indenture, provided that any JV Subsidiary Guarantee will be limited to the JV Entitlement Amount.

Section 11.02.          Guarantee Unconditional. The obligations of each Subsidiary Guarantor and each JV Subsidiary Guarantor hereunder are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

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(a)          any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under this Indenture or any Note, by operation of law or otherwise;

(b)          any modification or amendment of or supplement to this Indenture or any Note;

(c)          any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in this Indenture or any Note;

(d)          the existence of any claim, set off or other rights which such Subsidiary Guarantor or JV Subsidiary Guarantor may have at any time against the Company, the Trustee or any other Person, whether in connection with this Indenture or any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim;

(e)          any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of this Indenture or any Note; or

(f)          any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Subsidiary Guarantor or JV Subsidiary Guarantor’s obligations hereunder.

Section 11.03.          Discharge; Reinstatement. Each Subsidiary Guarantor or JV Subsidiary Guarantor’s obligations hereunder shall remain in full force and effect until the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Company under this Indenture have been paid in full. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under this Indenture is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, each Subsidiary Guarantor’s and each JV Subsidiary Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Subsidiary Guarantees and the JV Subsidiary Guarantees will be made in U.S. dollars.

Section 11.04.          Waiver by Each Subsidiary Guarantor and each JV Subsidiary Guarantor. Each Subsidiary Guarantor and each JV Subsidiary Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person. In particular, each of the Subsidiary Guarantors and the JV Subsidiary Guarantors irrevocably waives its right to require the Trustee to pursue or exhaust the Trustee’s legal or equitable remedies against the Company prior to exercising the Trustee’s rights under the Subsidiary Guarantee or the JV Subsidiary Guarantee, as the case may be.

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Section 11.05.          Subrogation and Contribution. Upon making any payment with respect to any obligation of the Company under this Article, the Subsidiary Guarantor or the JV Subsidiary Guarantor making such payment will be subrogated to the rights of the payee against the Company with respect to such obligation; provided that the Subsidiary Guarantor or the JV Subsidiary Guarantor may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Subsidiary Guarantor or any other JV subsidiary Guarantor, with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

Section 11.06.          Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Company under this Indenture or the Notes is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of this Indenture are nonetheless payable by the Subsidiary Guarantors hereunder forthwith on demand by the Trustee or the Holders.

Section 11.07.          Limitation on Amount of Subsidiary Guarantee and JV Subsidiary Guarantee. Notwithstanding anything to the contrary in this Article, each of the Subsidiary Guarantors and JV Subsidiary Guarantors, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Subsidiary Guarantor or the JV Subsidiary Guarantee of such JV Subsidiary Guarantor not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable law of any other jurisdiction. To effectuate that intention, the Trustee, the Holders, the Subsidiary Guarantors and JV the Subsidiary Guarantors hereby irrevocably agree that (i) the obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally; and (ii) each JV Subsidiary Guarantee will be limited to an amount which is the lower of (A) the JV Entitlement Amount and (B) an amount not to exceed the maximum amount that can be guaranteed by the applicable JV Subsidiary Guarantor without rendering the JV Subsidiary Guarantee, as it relates to such JV Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 11.08.          Ranking of Subsidiary Guarantee and JV Subsidiary Guarantee. (a) The Subsidiary Guarantee of each Subsidiary Guarantor:

(i)          is a general obligation of such Subsidiary Guarantor;

(ii)         is effectively subordinated to secured obligations of such Subsidiary Guarantor, to the extent of the value of the assets serving as security therefor;

(iii)        is senior in right of payment to all future obligations of such Subsidiary Guarantor expressly subordinated in right of payment to such Subsidiary Guarantee;

(iv)        ranks at least pari passu in right of payment with all other unsecured, unsubordinated Indebtedness of such Subsidiary Guarantor (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law); and

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(v)         effectively subordinated to all existing and future obligations of the Non-Guarantor Subsidiaries.

Pursuant to the Security Documents entered into by the Company and the Subsidiary Guarantor Pledgors, as set forth in Article 10 hereof and subject to the limitations described therein, the Subsidiary Guarantee of each Subsidiary Guarantor Pledgor (i) is entitled to the benefit of a security interest in the Collateral (subject to any Permitted Liens and shared on a pari passu basis with any holders of Permitted Pari Passu Secured Indebtedness) pledged by such Subsidiary Guarantor Pledgor; and (ii) ranks effectively senior in right of payment to the unsecured obligations of such Subsidiary Guarantor Pledgor with respect to the value of the Collateral securing such Subsidiary Guarantee (subject to any priority rights of such unsecured obligations pursuant to applicable law).

(b)          If it is provided, the JV Subsidiary Guarantee of each JV Subsidiary Guarantor will be:

(i)          a general obligation of such JV Subsidiary Guarantor;

(ii)         enforceable only up to the JV Entitlement Amount;

(iii)        effectively subordinated to secured obligations of such JV Subsidiary Guarantor, to the extent of the value of the assets serving as security therefor;

(iv)        limited to the JV Entitlement Amount, and will be senior in right of payment to all future obligations of such JV Subsidiary Guarantor expressly subordinated in right of payment to such JV Subsidiary Guarantee;

(v)         limited to the JV Entitlement Amount, and will rank at least pari passu with all other unsecured, unsubordinated Indebtedness of such JV Subsidiary Guarantor (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law); and

(vi)        effectively subordinated to all existing and future obligations of the Non-Guarantor Subsidiaries.

Section 11.09.          Future Subsidiary Guarantors.

(a)          The Company shall cause each of its future Restricted Subsidiaries (other than Persons organized under the laws of the PRC or Exempted Subsidiaries) after the Original Issue Date, promptly upon becoming a Restricted Subsidiary or ceasing to be an Exempted Subsidiary, to execute and deliver to the Trustee a supplemental indenture to this Indenture pursuant to which such Restricted Subsidiary will guarantee the payment of the Notes as either a Subsidiary Guarantor or JV Subsidiary Guarantor. Notwithstanding the foregoing, the Company may elect to have such future Restricted Subsidiary (and its Restricted Subsidiaries) not provide a Subsidiary Guarantee or JV Subsidiary Guarantee at the time such entity becomes a Restricted Subsidiary or ceases to be an Exempted Subsidiary, provided that, after giving effect to the Consolidated Assets of such Restricted Subsidiary, the Consolidated Assets of all Restricted Subsidiaries organized outside the PRC (other than Exempted Subsidiaries) that are not Subsidiary Guarantors or JV Subsidiary Guarantors do not account for more than 20.0% of Total Assets as of the date such Person becomes a Restricted Subsidiary or ceases to be an Exempted Subsidiary. Each such Restricted Subsidiary and its Restricted Subsidiaries that do not provide a Subsidiary Guarantee or a JV Subsidiary Guarantee will also be referred to as Other Non-Guarantor Subsidiaries.

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(b)          Each Restricted Subsidiary that guarantees the Notes after the Original Issue Date other than a JV Subsidiary Guarantee is referred to as a “Future Subsidiary Guarantor” and, upon execution of the applicable supplemental indenture to this Indenture, will be a “Subsidiary Guarantor.” The Other Non-Guarantor Subsidiaries, together with the PRC Non-Guarantor Subsidiaries, are referred to herein as the “Non-Guarantor Subsidiaries.”

Section 11.10.         Subsidiary Guarantors.

(a)          In the case of a Restricted Subsidiary that is, or is proposed by the Company or any Restricted Subsidiary to be, established after the Original Issue Date or any entity in respect of which the Company or any Restricted Subsidiary (1) in the case of a Restricted Subsidiary is proposing to sell, whether through the sale of existing shares or the issuance of new shares, no less than 20% of the Capital Stock of such Restricted Subsidiary or (2) in the case of any other entity is proposing to purchase the Capital Stock of an Independent Third Party such that it becomes a non-Wholly Owned Subsidiary of the Company and designate such Subsidiary as a Restricted Subsidiary, the Company may (in each case, to the extent such Restricted Subsidiary is not an Exempted Subsidiary or incorporated in the PRC), concurrently with or as soon as practicable after the consummation of such establishment, sale, issuance or purchase, cause (a) such Restricted Subsidiary and (b) the Restricted Subsidiaries of such Restricted Subsidiary that are organized in any jurisdiction other than the PRC (other than Exempted Subsidiaries) to provide a JV Subsidiary Guarantee instead of a Subsidiary Guarantee, if the following conditions, in the case of both (a) and (b), are satisfied:

(i)          as of the date of execution of a JV Subsidiary Guarantee, no document exists that is binding on the Company or any Restricted Subsidiary that would have the effect of (a) prohibiting the Company or any Restricted Subsidiary from providing a JV Subsidiary Guarantee or (b) requiring the Company or any Restricted Subsidiary to deliver or keep in place a guarantee on terms that are more favorable to the recipients of such guarantee than the JV Subsidiary Guarantee;

(ii)         such sale or issuance of Capital Stock is made to, an Independent Third Party at a consideration that is not less than the appraised value of such Capital Stock determined by an independent appraisal firm of recognized international standing appointed by the Company;

(iii)        all capital contributions (by way of transfer of cash or other property or any payment for property or services for the use of others or otherwise) to be made into a JV Subsidiary Guarantor from the date of issuance or sale of Capital Stock of such Restricted Subsidiary that becomes such JV Subsidiary Guarantor as referred to above, shall be made directly or by contribution of assets or services having an equivalent Fair Market Value by (i) the Company and its Restricted Subsidiaries and (ii) such Independent Third Party that purchased or subscribed for Capital Stock of such Restricted Subsidiary that becomes JV Subsidiary Guarantor in proportion to their respective direct or indirect ownership percentages of the Capital Stock of such JV Subsidiary Guarantor; and

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(iv)        concurrently with providing the JV Subsidiary Guarantee, the Company shall or shall cause such JV Subsidiary Guarantor to deliver to the Trustee or the Shared Security Agent, as applicable:

(x) (A) a duly executed JV Subsidiary Guarantee and each Restricted Subsidiary of such JV Subsidiary Guarantor that is not organized under the laws of the PRC (other than Exempted Subsidiaries), and (B) a duly executed supplemental indenture to the Indenture pursuant to which such JV Subsidiary Guarantor will guarantee the payment of the Notes, each of which provides, among other things, that the aggregate claims of the Trustee under such JV Subsidiary Guarantee and all JV Subsidiary Guarantees provided by the Restricted Subsidiaries and shareholders of such JV Subsidiary Guarantor will be limited to the JV Entitlement Amount;

(y) a duly executed Security Document that pledges in favor of the Shared Security Agent for itself and for the benefit of the Trustee and the Holders the Capital Stock of such JV Subsidiary Guarantor held by the Company or any Subsidiary Guarantor, but not the Capital Stock of the direct or indirect Subsidiaries of such JV Subsidiary Guarantor;

(z) an Officers’ Certificate certifying a copy of the Board Resolution to the effect that such JV Subsidiary Guarantee has been approved by a majority of the disinterested members of the Board of Directors; and

(xx) a legal opinion by a law firm of recognized international standing confirming that under New York law such JV Subsidiary Guarantees are valid, binding and enforceable against such JV Subsidiary Guarantors providing the JV Subsidiary Guarantees (subject to customary qualifications and assumptions).

Section 11.11.          Execution and Delivery of Subsidiary Guarantee or JV Subsidiary Guarantee. The execution by each Subsidiary Guarantor of this Indenture (by each Subsidiary Guarantor or any JV Subsidiary Guarantor of a supplemental indenture in the form of Exhibit D) evidences the Subsidiary Guarantee of such Subsidiary Guarantor or such JV Subsidiary Guarantee of such JV Subsidiary Guarantor, as applicable, whether or not the person signing as an officer of the Subsidiary Guarantor or the JV Subsidiary Guarantor still holds that office at the time of authentication of any Note. The delivery of any Note by the Trustee after authentication constitutes due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of each Subsidiary Guarantor.

Section 11.12.          Release of the Subsidiary Guarantees or JV Subsidiary Guarantees. (a) A Subsidiary Guarantee given by a Subsidiary Guarantor and a JV Subsidiary Guarantee given by a JV Subsidiary Guarantor shall be released upon,

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(i)          repayment in full of the Notes;

(ii)         a defeasance or discharge as provided in Section 8.01;

(iii)        the designation by the Company of a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, as an Unrestricted Subsidiary in compliance with the terms of this Indenture;

(iv)        the sale, merger or consolidation of a Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, in compliance with the terms of this Indenture (including Sections 4.09, 4.13 and 5.01) resulting in such Subsidiary Guarantor or JV Subsidiary Guarantor, as the case may be, no longer being a Restricted Subsidiary, so long as (x) such Subsidiary Guarantor or JV Subsidiary Guarantor, as the case may be, is simultaneously released from its obligations in respect of any of the Company’s other Indebtedness or any Indebtedness of any other Restricted Subsidiary and (y) the proceeds from such sale or disposition are used for the purposes permitted or required by this Indenture;

(v)         in the case of a Subsidiary Guarantee, the replacement of a Subsidiary Guarantee with a JV Subsidiary Guarantee; or

(vi)        in the case that a Subsidiary Guarantor or JV Subsidiary Guarantor becomes an Other Non-Guarantor Subsidiaries in compliance with Section 11.9(a) hereof.

(b)          In the case of a Subsidiary Guarantor with respect to which the Company or any Restricted Subsidiary is proposing to sell, whether through the sale of existing shares or the issuance of new shares, no less than 20.0% of the Capital Stock of such Subsidiary Guarantor, the Company may concurrently with the consummation of such sale or issuance of Capital Stock, (i) instruct the Trustee to release the Subsidiary Guarantees provided by such Subsidiary Guarantor and each of its Restricted Subsidiaries organized outside the PRC, and upon such release such Subsidiary Guarantor and its Restricted Subsidiaries organized outside the PRC (other than existing Non-Guarantor Subsidiaries) will become Other Non-Guarantor Subsidiaries (such that they will no longer Guarantee the Notes) and (ii) instruct the Shared Security Agent to (x) discharge the pledge of the Capital Stock granted by each such Other Non-Guarantor Subsidiary and (y) discharge the pledge of Capital Stock made by the Company or any Subsidiary Guarantor over the shares it owns in each such Other Non-Guarantor Subsidiary (in each case, without any requirement to seek the consent or approval of the Holders of the Notes), provided that after the release of such Subsidiary Guarantees, the Consolidated Assets of all Restricted Subsidiaries organized outside the PRC (other than Exempted Subsidiaries) that are not Subsidiary Guarantors or JV Subsidiary Guarantors (including such Other Non-Guarantor Subsidiaries) do not account for more than 20.0% of Total Assets. A Subsidiary Guarantee of a Subsidiary Guarantor may only be released pursuant to this clause if, as of the date of such proposed release, no document exists that is binding on the Company or such Restricted Subsidiary that would have the effect of (i) prohibiting the Company or such Restricted Subsidiary from releasing such Subsidiary Guarantee or (ii) requiring the Company or such Subsidiary Guarantor to deliver or keep in place a guarantee of other Indebtedness of the Company by such Subsidiary Guarantor.

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(c)          No release of a Subsidiary Guarantor from its Subsidiary Guarantee or a JV Subsidiary Guarantor from its JV Subsidiary Guarantee shall be effective against the Trustee or the Holders until the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all requirements relating to such release have been complied with and that such release is authorized and permitted by this Indenture. At the request of the Company, the Trustee will execute and deliver an instrument evidencing such release and discharge and do all such other acts and things necessary to release the Subsidiary Guarantor(s) or the JV Subsidiary Guarantor(s) from its (or their) obligations hereunder.

Section 11.13.          Replacement of Subsidiary Guarantees with JV Subsidiary Guarantees. (a) A Subsidiary Guarantee given by a Subsidiary Guarantor and replaced by a JV Subsidiary Guarantee may be released following the sale or issuance by the Company or any Restricted Subsidiary of Capital Stock in (x) such Subsidiary Guarantor or (y) any other Subsidiary Guarantor that, directly or indirectly, owns a majority of the Capital Stock of such Subsidiary Guarantor, in each case where such sale or issuance, whether through the sale of existing shares or the issuance of new shares, is for no less than 20% of the issued Capital Stock of the relevant Subsidiary Guarantor, provided that the following conditions are satisfied or complied with:

(i)          as of the date of such proposed release, no document exists that is binding on the Company or such Restricted Subsidiary that would have the effect of (a) prohibiting the Company or such Restricted Subsidiary from releasing such Subsidiary Guarantee, (b) prohibiting the Company or such Restricted Subsidiary from providing such JV Subsidiary Guarantee, or (c) requiring the Company or such Restricted Subsidiary to deliver or keep in force a replacement guarantee on terms that are more favorable to the recipients of such guarantee than the recipients of JV Subsidiary Guarantee;

(ii)         such sale or issuance of Capital Stock is made to an Independent Third Party at a consideration that is not less than the appraised value of such Capital Stock determined by an independent appraisal firm of recognized international standing appointed by the Company;

(iii)        all capital contributions (by way of transfer of cash or other property or any payment for property or services for the use of others or otherwise) to be made into such JV Subsidiary Guarantor from the date of issuance or sale of Capital Stock of such Subsidiary Guarantor that becomes such JV Subsidiary Guarantor as referred to above, shall be made directly or by contribution of assets or services having an equivalent Fair Market Value by (A) the Company and its Restricted Subsidiaries and (B) such Independent Third Party that purchased or subscribed for Capital Stock in the JV Subsidiary Guarantor in proportion to their respective direct or indirect ownership percentages of the Capital Stock of such JV Subsidiary Guarantor; and

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(iv)        concurrently with or as soon as practicable after the release of such Subsidiary Guarantee, the Company shall or shall cause such JV Subsidiary Guarantor to deliver to the Trustee:

(x)          (A) a duly executed JV Subsidiary Guarantee of such JV Subsidiary Guarantor and each Restricted Subsidiary of such JV Subsidiary Guarantor that is not organized under the laws of the PRC and (B) a duly executed supplemental indenture to the Indenture pursuant to which such JV Subsidiary Guarantor will guarantee the payment of the Notes, each of which provides, among other things, that the aggregate claims of the Trustee under such JV Subsidiary Guarantee and all JV Subsidiary Guarantees provided by the Restricted Subsidiaries and shareholders of such JV Subsidiary Guarantor will be limited to the JV Entitlement Amount;

(y)          a duly executed Security Document that pledges in favor of the Shared Security Agent for itself and for the benefit of the Trustee and the Holders the Capital Stock of such JV Subsidiary Guarantor held by the Company or any Subsidiary Guarantor, but not the Capital Stock of the direct or indirect Subsidiaries of such JV Subsidiary Guarantor;

(z)          an Officers’ Certificate certifying a copy of a Board Resolution to the effect that such JV Subsidiary Guarantee has been approved by a majority of the disinterested members of the Board of Directors; and

(xx)        a legal opinion by a law firm of recognized international standing confirming that under New York law such JV Subsidiary Guarantee is valid, binding and enforceable against the JV Subsidiary Guarantor providing such JV Subsidiary Guarantee (subject to customary qualifications and assumptions).

(b)          Notwithstanding Section 11.12, any such sale or issuance of the Capital Stock of the relevant Subsidiary Guarantor (including where such sale results in the relevant Subsidiary Guarantor ceasing to be a Restricted Subsidiary) will need to comply with the other covenants set forth in this Indenture, including Section 4.06 and Section 4.13.

(c)          Any Net Cash Proceeds from the sale or issuance of such Capital Stock shall be applied by the Company (or any Restricted Subsidiary) in accordance with Section 4.13.

ARTICLE 12
Miscellaneous

Section 12.01.          Ranking. The Notes are (a) general obligations of the Company, guaranteed by the Subsidiary Guarantors on a senior basis, subject to certain limitations set forth in Article 11, (b) senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment to the Notes; (c) at least pari passu in right of payment with all unsecured, unsubordinated Indebtedness of the Company (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law), (d) effectively subordinated to the other secured obligations (if any) of the Company, the Subsidiary Guarantors and the JV Subsidiary Guarantors (if any), to the extent of the value of the assets serving as security therefor and (e) effectively subordinated to all existing and future obligations of the Non-Guarantor Subsidiaries. Pursuant to the pledge of the Collateral by the Company and the Subsidiary Guarantor Pledgors as set forth in Article 10 and subject to the limitations described therein, the Notes (x) are entitled to a first priority Lien on the Collateral (subject to any Permitted Liens and the Intercreditor Agreement), (y) rank effectively senior in right of payment to unsecured obligations of the Company with respect to the value of the Collateral pledged by the Company securing the Notes (subject to any priority rights of such unsecured obligations pursuant to applicable law), and (z) rank effectively senior in right of payment to unsecured obligations of the Subsidiary Guarantor Pledgors to the extent of the Collateral charged by each Subsidiary Guarantor Pledgor securing the Notes (subject to priority rights of such unsecured obligations pursuant to applicable law).

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Section 12.02.          [This Section is Intentionally Left Blank].

Section 12.03.          Notices. (a) All notices or demands required or permitted by the terms of the Notes or this Indenture to be given to or by the Holders are required to be in writing and may be given or served by being sent by prepaid courier or first-class mail (if intended for the Company or any Subsidiary Guarantor) addressed to the Company at Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC, Attention: Huaiyu (George) Liu, or such other address as the Company may advise the Trustee in writing from time to time, or (if intended for the Trustee) at the Corporate Trust Office of the Trustee at 39/F, Champion Tower, 3 Garden Road, Central, Hong Kong; and (if intended for any Holder) addressed to such Holder at such Holder’s last address as it appears in the Note register. Copies of any notice or communication to a Holder, if given by the Company, will be mailed to the Trustee at the same time. Defect in mailing a notice or communication to any particular Holder will not affect its sufficiency with respect to other Holders.

(b)          Any notice or demand will be deemed to have been sufficiently given or served when so sent or deposited and, if to the Holders, when delivered in accordance with the applicable rules and procedures of Euroclear or Clearstream, as the case may be. Any such notice shall be deemed to have been delivered on the day such notice is delivered to Euroclear or Clearstream, as the case may be, or if by mail, when so sent or deposited. Any notice to the Trustee will be effective only upon receipt.

(c)          Where this Indenture provides for notice, the notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and the waiver will be the equivalent of the notice. Waivers of notice by Holders must be filed with the Trustee, but such filing is not a condition precedent to the validity of any action taken in reliance upon such waivers.

Section 12.04.          Certificate and Opinion as to Conditions Precedent. (a) Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company will furnish to the Trustee at the Trustee’s request:

(i)          an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with;

(ii)         an Opinion of Counsel stating that all such conditions precedent have been complied with; and

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(iii)        an incumbency certificate giving the names and specimen signatures of Authorized Officers for any such Authorized Officers who have not previously provided specimen signatures to the Trustee.

(b)          In any case where several matters are required to be certified by, or covered by an Opinion of Counsel of, any specified Person, it is not necessary that all such matters be certified by, or covered by the Opinion of Counsel of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an Opinion of Counsel with respect to some matters and one or more such Persons as to other matters, and any such Person may certify or give an Opinion of Counsel as to such matters in one or several documents.

(c)          Any certificate of an Officer of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless such Officer knows, or in the exercise of reasonable care should know, that such Opinion of Counsel with respect to the matters upon which his certificate is based are erroneous. Any Opinion of Counsel may be based, and may state that it is so based, insofar as it relates to factual matters, upon a certificate of, or representations by, an officer or officers of the Company, a Subsidiary Guarantor or JV Subsidiary Guarantor stating that the information with respect to such factual matters is in the possession of the Company or such Subsidiary Guarantor or a JV Subsidiary Guarantor, as the case may be, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or representations with respect to such matters are erroneous.

(d)          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 12.05.          Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture must include:

(a)          a statement that each person signing the certificate or opinion has read the covenant or condition and the related definitions;

(b)          a brief statement as to the nature and scope of the examination or investigation upon which the statement or opinion contained in the certificate or opinion is based;

(c)          a statement that, in the opinion of each such person, that person has made such examination or investigation as is necessary to enable the person to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)          a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with, provided that an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials with respect to matters of fact.

109

Section 12.06.          Payment Date Other Than a Business Day. In any case in which the date of the payment of principal of, premium or interest on the Notes is not a Business Day in the relevant place of payment or in the place of business of the Trustee, then payment of principal, premium or interest need not be made in such place on such date but may be made on the next succeeding Business Day in such place. Any payment made on such Business Day shall have the same force and effect as if made on the date on which such payment is due and no interest on the Notes shall accrue for the intervening period.

Section 12.07.          Governing Law, Consent to Jurisdiction; Waiver of Immunities. (a) Each of the Notes, the Subsidiary Guarantees, the JV Subsidiary Guarantees and this Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

(b)          The Company and each of the Subsidiary Guarantors or the JV Subsidiary Guarantors hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of any United States federal or New York state court sitting in the Borough of Manhattan, The City of New York (the “New York Court”) in any suit, action or proceeding arising out of or relating to this Indenture, any Note, any Subsidiary Guarantee, any JV Subsidiary Guarantee or any transaction contemplated hereby or thereby. The Company and each of the Subsidiary Guarantors or the JV Subsidiary Guarantors irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the venue of any such suit, action or proceeding brought in any such New York Court and any claim that any such suit, action or proceeding brought in any such New York Court has been brought in an inconvenient forum. To the extent that the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor, as the case may be, has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company, such Subsidiary Guarantor or such JV Subsidiary Guarantor, as the case may be, irrevocably waives such immunity in respect of its obligations hereunder or under any Note, any Subsidiary Guarantee or any JV Subsidiary Guarantee, as applicable. The Company and each of the Subsidiary Guarantors and the JV Subsidiary Guarantors agree that final judgment in any such suit, action or proceeding, brought in such a court shall be conclusive and binding upon the Company, the Subsidiary Guarantor or the JV Subsidiary Guarantors, as the case may be, and, to the extent permitted by applicable law, may be enforced in any court to the jurisdiction of which the Company or any of the Subsidiary Guarantors or the JV Subsidiary Guarantors, as the case may be, is subject by a suit upon such judgment or in any manner provided by law, provided that service of process is effected upon the Company or any of the Subsidiary Guarantors or the JV Subsidiary Guarantors, as the case may be, in the manner specified in the following subsection or as otherwise permitted by applicable law.

110

(c)          As long as any of the Notes remain outstanding, the Company and each of the Subsidiary Guarantors and the JV Subsidiary Guarantors will at all times have an authorized agent in the City of New York, upon whom process may be served in any legal action or proceeding arising out of or relating to this Indenture, any Note, any or Subsidiary Guarantee or any JV Subsidiary Guarantee. Service of process upon such agent and written notice of such service mailed or delivered to the Company, any Subsidiary Guarantor or JV Subsidiary Guarantor, as the case may be, shall to the fullest extent permitted by applicable law be deemed in every respect effective service of process upon the Company, such Subsidiary Guarantor or such JV Subsidiary Guarantor, as the case may be, in any such legal action or proceeding. Each of the Company, the Subsidiary Guarantors and the JV Subsidiary Guarantors hereby appoints Law Debenture Corporate Services Inc., as its agent for such purpose, and covenants and agrees that service of process in any suit, action or proceeding may be made upon it at the office of such agent at 400 Madison Avenue, 4th Floor, New York, NY 10017, USA. Notwithstanding the foregoing, the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor may, with prior written notice to the Trustee, terminate the appointment of Law Debenture Corporate Services Inc. and appoint another agent for the above purposes so that the Company, the Subsidiary Guarantors and JV the Subsidiary Guarantors shall at all times have an agent for the above purposes in the City of New York. The Company and each of the Subsidiary Guarantors and the JV Subsidiary Guarantors hereby agree to take any and all action as may be necessary to maintain the designation and appointment of an agent in full force and effect until the Final Maturity Date (or earlier, if the Notes are prepaid in full).

(d)          The Company and each of the Subsidiary Guarantors and the JV Subsidiary Guarantors hereby irrevocably waives, to the fullest extent permitted by applicable law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any suit, action or proceeding (including appeals) arising out of or relating to this Indenture or any Note or any Subsidiary Guarantee, or any JV Subsidiary Guarantee, the posting of any bond or the furnishing, directly or indirectly, of any other security.

Section 12.08.          No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture or loan or debt agreement of the Company or any Subsidiary of the Company, and no such indenture or loan or debt agreement may be used to interpret this Indenture. In addition, no other agreement or document may be used to interpret this Indenture with regard to any rights, duties or obligations of the Trustee or any of the Agents created hereunder.

Section 12.09.          Successors. All agreements of the Company, any Subsidiary Guarantor and any JV Subsidiary Guarantor in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successor.

Section 12.10.          Duplicate Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 12.11.          Separability. In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 12.12.          Table of Contents and Headings. The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and in no way modify or restrict any of the terms and provisions of this Indenture.

111

Section 12.13.          No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees. No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor in this Indenture, or in any of the Notes, the Subsidiary Guarantees or the JV Subsidiary Guarantees, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor, or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes, the Subsidiary Guarantees and the JV Subsidiary Guarantees.

Section 12.14.          Force Majeure. Notwithstanding anything to the contrary in this Indenture or in any other transaction document, the Trustee and the Shared Security Agent shall not in any event be liable for any loss or damage, or any failure or delay in the performance of its obligations hereunder if it is prevented from so performing its obligations by any reason which is beyond the control of the Trustee or the Shared Security Agent, as the case may be, including, but not limited to, any existing or future law or regulation, any existing or future act of governmental authority, act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system or any event where performance or omission of any duty or obligation under or pursuant to this Indenture would or may be illegal or would result in the Trustee or the Shared Security Agent, as the case may be, being in breach of its fiduciary duty, duty of confidentiality or any law, rule, regulation, or any decree, order or judgment of any court, or practice, request, direction, notice, announcement or similar action (whether or not having the force of law) of any relevant government, government agency, regulatory authority, stock exchange or self-regulatory organization to which the Trustee or the Shared Security Agent, as the case may be, is subject.

112

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Director and CFO

[signature page to indenture]

XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD.

as Subsidiary Guarantor

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Authorized Signatory

[signature page to indenture]

XINYUAN REAL ESTATE, LTD.

as Subsidiary Guarantor

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Authorized Signatory

[signature page to indenture]

XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED

as Subsidiary Guarantor

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Authorized Signatory

[signature page to indenture]

VICTORY GOOD DEVELOPMENT LIMITED

as Subsidiary Guarantor

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Authorized Signatory

[signature page to indenture]

SOUTH GLORY INTERNATIONAL LIMITED

as Subsidiary Guarantor

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Authorized Signatory

[signature page to indenture]

ELITE QUEST HOLDINGS LIMITED

as Subsidiary Guarantor

By:	/s/ Huaiyu Liu
Name: Huaiyu Liu
Title: Authorized Signatory

[signature page to indenture]

Citicorp International Limited, as Trustee

By:	/s/ Terence Yeung
Name: Terence Yeung
Title: Vice President

Citicorp International Limited, as Shared Security Agent

By:	/s/ Terence Yeung
Name: Terence Yeung
Title: Vice President

[signature page to indenture]

Schedule I

Subsidiary Guarantors

1.          Xinyuan International Property Investment Co., Ltd.

2.          Xinyuan Real Estate, Ltd.

3.          Xinyuan International (HK) Property Investment Co., Limited

4.          Victory Good Development Limited

5.          South Glory International Limited

6.          Elite Quest Holdings Limited

Sch-I-1

Schedule II

Subsidiary Guarantor Pledgors

1.          Xinyuan Real Estate, Ltd.

Sch-II-1

EXHIBIT A-1

FORM OF FACE OF CERTIFICATED NOTE

XINYUAN REAL ESTATE CO., LTD.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

A-1-1

No. ____

US$_______________________

XINYUAN REAL ESTATE CO., LTD.

8.125% SENIOR NOTES DUE 2019

Certificated Note

Guaranteed by the Subsidiary Guarantors

XINYUAN REAL ESTATE CO., LTD., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), for value received, hereby promises to pay to ______ or registered assigns, upon surrender hereof the principal sum of _______________________ UNITED STATES DOLLARS (US$_____________), as revised by the Schedule of Exchanges of the Notes attached hereto, on August 30, 2019, or on such earlier date as the principal hereof may become due in accordance with the provisions hereof.

Interest Rate: 8.125% per annum.

Interest Payment Dates: February 28 and August 30, commencing February 28, 2017.

Interest Record Dates: close of business on February 13 or August 15 immediately preceding an Interest Payment Date.

Reference is hereby made to the further provisions set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or obligatory until the certificate of authentication hereon shall have been duly signed by the Trustee acting under the Indenture.

A-1-2

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Date:

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

A-1-3

Certificate of Authentication

This is one of the 8.125% Senior Notes Due 2019 described in the Indenture referred to in this Note.

Citicorp International Limited, as Trustee

By:
Authorized Signatory

A-1-4

FORM OF REVERSE OF NOTE

XINYUAN REAL ESTATE CO., LTD.

8.125% Senior Notes Due 2019

1.          Principal and Interest.

The Company promises to pay the principal of this Note on August 30, 2019.

The Company promises to pay interest on the principal amount of this Note on each Interest Payment Date, as set forth on the face of this Note, at the rate of 8.125% per annum.

Interest will be payable semiannually (to the Holders of record of the Notes at the close of business on February 13 or August 15 immediately preceding the Interest Payment Date) on each Interest Payment Date, commencing February 28, 2017.

Interest on this Note will accrue from the most recent date to which interest has been paid on this Note (or, if there is no existing default in the payment of interest and if this Note is authenticated between a regular record date and the next interest payment date, from such interest payment date) or, if no interest has been paid, from the Original Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Interest not paid when due and any interest on principal, premium or interest not paid when due will be paid to the Persons that are Holders on a special record date, which will be the 15th day preceding the date fixed by the Company for the payment of such interest, whether or not such day is a Business Day. At least 15 days before a special record date, the Company will send to each Holder and to the Trustee a notice that sets forth the special record date, the payment date and the amount of interest to be paid.

2.          Indenture; Subsidiary Guarantee; Collateral.

This is one of the Notes issued under an Indenture, dated as of August 30, 2016 (as amended from time to time, the “Indenture”), among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of Cayman Islands (the “Company”), the Subsidiary Guarantors listed on Schedule I thereto and Citicorp International Limited, as Trustee. Capitalized terms used herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture will control.

The Notes are general obligations of the Company. The Indenture provides for the issuance from time to time of up to such principal amount or amounts as may from time to time be authorized of the Notes, and the originally issued Notes and any Additional Notes vote together for all purposes as a single class. This Note is guaranteed and will be secured by a pledge on the Capital Stock of certain initial Subsidiary Guarantors (other than Xinyuan International (HK) Property Investment Co., Limited), as set forth in the Indenture.

A-1-5

The Indenture limits, among other things, the ability of the Company to incur or guarantee additional Indebtedness and issue disqualified or preferred stock, declare dividends on its Capital Stock or purchase or redeem Capital Stock, make investments or other specified Restricted Payments, issue or sell Capital Stock of Restricted Subsidiaries, guarantee Indebtedness, sell assets, create liens, enter into certain Sale and Leaseback Transactions, enter into agreements that restrict the Restricted Subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans, enter into transactions with equity holders or affiliates or effect a consolidation or merger.

3.          Optional Redemption.

At any time prior to August 30, 2019, the Company may at its option redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. Neither the Trustee nor any of the Agents will be responsible for calculating or verifying the Applicable Premium.

At any time and from time to time prior to August 30, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more sales of Common Stock of the Company in an Equity Offering at a redemption price of 108.125% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the Notes issued on the Original Issue Date remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related Equity Offering.

The Company will give not less than 30 days’ nor more than 60 days’ notice to the Holders, the Trustee and the Paying Agent of any redemption pursuant to this Article 3. If less than all of the Notes are to be redeemed at any time, the Notes for redemption will be selected as follows:

(1)	if the Notes are listed on any national securities exchange and/or being held through the clearing systems, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or the requirements of the clearing systems, as applicable; or

(2)	if the Notes are not listed on any national securities exchange and/or held through the clearing systems, on a pro rata basis, by lot or by such other method as the Trustee in its sole and absolute discretion deems fair and appropriate, unless otherwise required by law.

A Note of US$200,000 in principal amount or less shall not be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

A-1-6

4.          Registered Form; Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of US$200,000 and any multiple of US$1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Trustee may require a Holder to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to issue, register the transfer of or exchange any Note or certain portions of a Note.

5.           Defaults and Remedies.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the written direction of such Holders (subject to being indemnified and/or secured to its satisfaction) shall, declare the principal of, premium, if any, and accrued and unpaid interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs with respect to the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary), the principal of, premium, if any, and accrued and unpaid interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

6.          Amendment and Waiver.

Subject to certain exceptions, the Indenture and the Notes may be amended, or default may be waived, with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes. Without notice to or the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency, or make any other change that does not materially and adversely affect the rights of any Holder.

7.          Authentication.

This Note is not valid until the Trustee (or Authenticating Agent) signs the certificate of authentication on the other side of this Note.

8.          Governing Law.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

9.          Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A/ (= Uniform Gifts to Minors Act).

The Company will furnish a copy of the Indenture to any Holder upon written request and without charge.

A-1-7

TRANSFER NOTICE

FOR VALUE RECEIVED, the undersigned hereby transfers to

___________________________________________________

___________________________________________________

___________________________________________________

(PRINT NAME AND ADDRESS OF TRANSFEREE)

U.S. $___________ principal amount of this Note, and all rights with respect thereto, and irrevocably constitutes and appoints __________________________ as attorney to transfer this Note on the books kept for registration thereof, with full power of substitution.

Dated
Certifying Signature
Signed

Note:

(i) The signature on this transfer form must correspond to the name as it appears on the face of this Note in every particular.

(ii) A representative of the Holder of the Note should state the capacity in which he or she signs (e.g., executor).

(iii) The signature of the person effecting the transfer shall conform to any list of duly authorized specimen signatures supplied by the registered holder or shall be certified by a bank which is a member of the Medallion Program or in such other manner as any Paying Agent or the Note Registrar may require.

(iv) None of the Trustee, the Paying Agent and the Note Registrar shall be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer or registration set forth herein and in Section 2.05 of the Indenture shall have been satisfied.

A-1-8

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have all of this Note purchased by the Company pursuant to Section 4.12 or 4.13 of the Indenture, check the box: ☐

If you wish to have a portion of this Note purchased by the Company pursuant to Section 4.12 or 4.13 of the Indenture, state the amount (in original principal amount) below:

US$_____________________.

Wire transfer instructions for delivery of proceeds from the purchase of the Note are as follows:

[                                  ]

Date:

Your Signature:

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee[1]:

[1]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Trustee, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Trustee in addition to, or in substitution for, STAMP, all in accordance with the United States Securities Exchange Act of 1934, as amended.

A-1-9

SUBSIDIARY GUARANTEE

Each of the undersigned (the “Subsidiary Guarantors”) hereby, jointly and severally, Guarantees as principal obligor to each Holder of a Note authenticated by the Trustee or the Authenticating Agent and to the Trustee and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Indenture. The obligations of each Subsidiary Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Indenture or any Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note; (4) the existence of any claim, set off or other rights which the Subsidiary Guarantor may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of the Indenture or any Note; or (6) any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Subsidiary Guarantor’s obligations hereunder.

This Subsidiary Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any Subsidiary Guarantor, or as otherwise contemplated in the Indenture. In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the Subsidiary Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

Subject to certain exceptions as set forth in the Indenture, each of the Subsidiary Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this Subsidiary Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, a Surviving Person (as defined in the Indenture) or the applicable Subsidiary Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each Subsidiary Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this Subsidiary Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

A-1-10

The obligations of the Subsidiary Guarantors to the holder of this Note and to the Trustee pursuant to this Subsidiary Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture, and reference is hereby made to such Article and Indenture for the precise terms of the Subsidiary Guarantee.

This Subsidiary Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this Subsidiary Guarantee is endorsed shall have been executed by the Trustee or an Authenticating Agent under the Indenture by manual or facsimile signature of one of its authorized officers.

A-1-11

XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD.

as Subsidiary Guarantor

By:
Name:
Title:

A-1-12

XINYUAN REAL ESTATE, LTD.

as Subsidiary Guarantor

By:
Name:
Title:

A-1-13

XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

A-1-14

VICTORY GOOD DEVELOPMENT LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

A-1-15

SOUTH GLORY INTERNATIONAL LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

A-1-16

ELITE QUEST HOLDINGS LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

A-1-17

TRUSTEE, SHARED SECURITY AGENT, PAYING AGENT AND NOTE REGISTRAR

Trustee and Shared Security Agent

Citicorp International Limited

39/F, Champion Tower

3 Garden Road, Central

Hong Kong

Paying Agent and Note Registrar

Citibank, N.A., London Branch

c/o Citibank, N.A., Dublin Branch

One North Wall Quay

Dublin 1

Ireland

A-1-18

EXHIBIT A-2

FORM OF FACE OF GLOBAL NOTE

XINYUAN REAL ESTATE CO., LTD.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF THE NOMINEE FOR THE COMMON DEPOSITARY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AND ANY PAYMENT IS MADE TO THE COMMON DEPOSITARY OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, THE NOMINEE FOR THE COMMON DEPOSITARY HAS AN INTEREST HEREIN.

A-2-1

THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE COMMON DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGEABLE IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN THE COMMON DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

No. ____	ISIN:
XS1431796215
Common Code: 143179621

US$_______________________

XINYUAN REAL ESTATE CO., LTD.

8.125% SENIOR NOTES DUE 2019

Global Note

Guaranteed by the Subsidiary Guarantors

XINYUAN REAL ESTATE CO., LTD., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), for value received, hereby promises to pay to Citibank Europe plc (or its nominee) as common depositary or registered assigns for Euroclear and Clearstream, upon surrender hereof the principal sum of __________________________ UNITED STATES DOLLARS (US$____________), as revised by the Schedule of Exchanges of the Notes attached hereto, on August 30, 2019, or on such earlier date as the principal hereof may become due in accordance with the provisions hereof.

Interest Rate: 8.125% per annum.

Interest Payment Dates: February 28 and August 30, commencing February 28, 2017.

Interest Record Dates: close of business on February 13 or August 15 immediately preceding an Interest Payment Date.

Reference is hereby made to the further provisions set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or obligatory until the certificate of authentication hereon shall have been duly signed by the Trustee acting under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Date:

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

Certificate of Authentication

This is one of the 8.125% Senior Notes Due 2019 described in the Indenture referred to in this Note.

Citicorp International Limited, as Trustee

By:
Authorized Signatory

FORM OF REVERSE OF GLOBAL NOTE

XINYUAN REAL ESTATE CO., LTD.

8.125% Senior Notes Due 2019

1.            Principal and Interest.

The Company promises to pay the principal of this Note on August 30, 2019.

The Company promises to pay interest on the principal amount of this Note on each Interest Payment Date, as set forth on the face of this Note, at the rate of 8.125% per annum.

Interest will be payable semiannually (to the Holders of record of the Notes at the close of business on February 13 or August 15 immediately preceding the Interest Payment Date) on each Interest Payment Date, commencing February 28, 2017.

Interest on this Note will accrue from the most recent date to which interest has been paid on this Note (or, if there is no existing default in the payment of interest and if this Note is authenticated between a regular record date and the next interest payment date, from such interest payment date) or, if no interest has been paid, from the Original Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Interest not paid when due and any interest on principal, premium or interest not paid when due will be paid to the Persons that are Holders on a special record date, which will be the 15th day preceding the date fixed by the Company for the payment of such interest, whether or not such day is a Business Day. At least 15 days before a special record date, the Company will send to each Holder and to the Trustee a notice that sets forth the special record date, the payment date and the amount of interest to be paid.

2.          Indenture; Subsidiary Guarantee; Collateral.

This is one of the Notes issued under an Indenture, dated as of August 30, 2016 (as amended from time to time, the “Indenture”), among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of Cayman Islands (the “Company”), the Subsidiary Guarantors listed on Schedule I thereto and Citicorp International Limited, as Trustee. Capitalized terms used herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture will control.

The Notes are general obligations of the Company. The Indenture provides for the issuance from time to time of up to such principal amount or amounts as may from time to time be authorized of the Notes, and the originally issued Notes and any Additional Notes vote together for all purposes as a single class. This Note is guaranteed and will be secured by a pledge on the Capital Stock of certain initial Subsidiary Guarantors (other than Xinyuan International (HK) Property Investment Co., Limited), as set forth in the Indenture.

The Indenture limits, among other things, the ability of the Company to incur or guarantee additional Indebtedness and issue disqualified or preferred stock, declare dividends on its Capital Stock or purchase or redeem Capital Stock, make investments or other specified Restricted Payments, issue or sell Capital Stock of Restricted Subsidiaries, guarantee Indebtedness, sell assets, create liens, enter into certain Sale and Leaseback Transactions, enter into agreements that restrict the Restricted Subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans, enter into transactions with equity holders or affiliates or effect a consolidation or merger.

3.          Optional Redemption.

At any time prior to August 30, 2019, the Company may at its option redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. Neither the Trustee nor any of the Agents will be responsible for calculating or verifying the Applicable Premium.

At any time and from time to time prior to August 30, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more sales of Common Stock of the Company in an Equity Offering at a redemption price of 108.125% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the Notes issued on the Original Issue Date remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related Equity Offering.

The Company will give not less than 30 days’ nor more than 60 days’ notice to the Holders, the Trustee and the Paying Agent of any redemption pursuant to this Article 3. If less than all of the Notes are to be redeemed at any time, the Notes for redemption will be selected as follows:

(1)	if the Notes are listed on any national securities exchange and/or being held through the clearing systems, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or the requirements of the clearing systems, as applicable; or

(2)	if the Notes are not listed on any national securities exchange and/or held through the clearing systems, on a pro rata basis, by lot or by such other method as the Trustee in its sole and absolute discretion deems fair and appropriate, unless otherwise required by law.

A Note of US$200,000 in principal amount or less shall not be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

4.          Registered Form; Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of US$200,000 and any multiple of US$1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Trustee may require a Holder to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to issue, register the transfer of or exchange any Note or certain portions of a Note.

5.          Defaults and Remedies.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the written direction of such Holders (subject to being indemnified and/or secured to its satisfaction) shall, declare the principal of, premium, if any, and accrued and unpaid interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs with respect to the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary), the principal of, premium, if any, and accrued and unpaid interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

6.          Amendment and Waiver.

Subject to certain exceptions, the Indenture and the Notes may be amended, or default may be waived, with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes. Without notice to or the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency, or make any other change that does not materially and adversely affect the rights of any Holder.

7.          Authentication.

This Note is not valid until the Trustee (or Authenticating Agent) signs the certificate of authentication on the other side of this Note.

8.          Governing Law.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

9.          Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A/ (= Uniform Gifts to Minors Act).

The Company will furnish a copy of the Indenture to any Holder upon written request and without charge.

TRANSFER NOTICE

FOR VALUE RECEIVED, the undersigned hereby transfers to

___________________________________________________

___________________________________________________

___________________________________________________

(PRINT NAME AND ADDRESS OF TRANSFEREE)

U.S. $___________ principal amount of this Note, and all rights with respect thereto, and irrevocably constitutes and appoints __________________________ as attorney to transfer this Note on the books kept for registration thereof, with full power of substitution.

Dated
Certifying Signature
Signed

Note:

(i) The signature on this transfer form must correspond to the name as it appears on the face of this Note in every particular.

(ii) A representative of the Holder of the Note should state the capacity in which he or she signs (e.g., executor).

(iii) The signature of the person effecting the transfer shall conform to any list of duly authorized specimen signatures supplied by the registered holder or shall be certified by a bank which is a member of the Medallion Program or in such other manner as any Paying Agent or the Note Registrar may require.

(iv) None of the Trustee, the Paying Agent and the Note Registrar shall be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer or registration set forth herein and in Section 2.05 of the Indenture shall have been satisfied.

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have all of this Note purchased by the Company pursuant to Section 4.12 or 4.13 of the Indenture, check the box: ☐

If you wish to have a portion of this Note purchased by the Company pursuant to Section 4.12 or 4.13 of the Indenture, state the amount (in original principal amount) below:

US$_____________________.

Wire transfer instructions for delivery of proceeds from the purchase of the Note are as follows:

[                              ]

Date:____________

Your Signature:__________________________

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee1: ________________________

[1]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Trustee, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Trustee in addition to, or in substitution for, STAMP, all in accordance with the United States Securities Exchange Act of 1934, as amended.

SUBSIDIARY GUARANTEE

Each of the undersigned (the “Subsidiary Guarantors”) hereby, jointly and severally, Guarantees as principal obligor to each Holder of a Note authenticated by the Trustee or the Authenticating Agent and to the Trustee and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Indenture. The obligations of each Subsidiary Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Indenture or any Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note; (4) the existence of any claim, set off or other rights which the Subsidiary Guarantor may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of the Indenture or any Note; or (6) any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Subsidiary Guarantor’s obligations hereunder.

This Subsidiary Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any Subsidiary Guarantor, or as otherwise contemplated in the Indenture. In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the Subsidiary Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

Subject to certain exceptions as set forth in the Indenture, each of the Subsidiary Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this Subsidiary Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, a Surviving Person (as defined in the Indenture) or the applicable Subsidiary Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each Subsidiary Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this Subsidiary Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

The obligations of the Subsidiary Guarantors to the holder of this Note and to the Trustee pursuant to this Subsidiary Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture, and reference is hereby made to such Article and Indenture for the precise terms of the Subsidiary Guarantee.

This Subsidiary Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this Subsidiary Guarantee is endorsed shall have been executed by the Trustee or an Authenticating Agent under the Indenture by manual or facsimile signature of one of its authorized officers.

XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD.

as Subsidiary Guarantor

By:
Name:
Title:

XINYUAN REAL ESTATE, LTD.

as Subsidiary Guarantor

By:
Name:
Title:

XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

VICTORY GOOD DEVELOPMENT LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

SOUTH GLORY INTERNATIONAL LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

ELITE QUEST HOLDINGS LIMITED

as Subsidiary Guarantor

By:
Name:
Title:

Schedule of Exchanges of Notes

The initial principal amount of this Global Note is US$_____________.

Changes in principal amount of this Global Note are set forth below:

Date	Principal amount by which this Global Note is to be decreased and reason for decrease	Principal amount by which this Global Note is to be increased and reason for increase	Remaining principal amount of this Global Note after such decrease or increase	Notation made by Note Registrar

TRUSTEE, SHARED SECURITY AGENT, PAYING AGENT AND NOTE REGISTRAR

Trustee and Shared Security Agent

Citicorp International Limited

39/F, Champion Tower

3 Garden Road, Central

Hong Kong

Paying Agent and Note Registrar

Citibank, N.A., London Branch

c/o Citibank, N.A., Dublin Branch

One North Wall Quay

Dublin 1

Ireland

EXHIBIT B-1

FORM OF COMPANY AUTHORIZATION CERTIFICATE

I, [Name], [Title], acting on behalf of Xinyuan Real Estate Co., Ltd., hereby certify that:

(A) the persons listed below are (i) Authorized Officers of the Company for purposes of the Indenture dated as of August 30, 2016 (as amended from time to time, the “Indenture”) among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), certain entities listed on Schedule I thereto (the “Subsidiary Guarantors”) and Citicorp International Limited, as trustee (the “Trustee”) and as shared security agent and (ii) the duly authorized person who executed or will execute the Indenture, the Security Documents and the Notes (as defined in the Indenture) by his manual or facsimile signature was at the time of such execution, duly elected or appointed, qualified and acting as the holder of the office set forth opposite his name;

(B) each signature appearing below is the person’s genuine signature; and

(C) attached hereto as Schedule I is a true, correct and complete specimen of the certificates representing the Notes (with the Subsidiary Guarantees endorsed thereon).

Authorized Officers:

Name	Title	Signature

B-1-1

IN WITNESS WHEREOF, I have hereunto signed my name.

Date:

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

B-1-2

EXHIBIT B-2

[FORM OF SUBSIDIARY GUARANTOR AUTHORIZATION CERTIFICATE]

I, [Name], [Title], of , acting on behalf of [ ], a Subsidiary Guarantor listed in Schedule I to the Indenture (as defined below) (the “Subsidiary Guarantor”), hereby certify that:

(A) the persons listed below are (i) Authorized Officers of the Subsidiary Guarantor for purposes of the Indenture dated as of August 30, 2016 (as amended from time to time, the “Indenture”) among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), certain entities listed on Schedule I thereto (the “Subsidiary Guarantors”) and Citicorp International Limited, as trustee (the “Trustee”) and as shared security agent and (ii) the duly authorized person who executed or will execute the Indenture, the Security Documents and the Subsidiary Guarantee (as defined under the Indenture) endorsed on the Notes (as defined under the Indenture) by his manual or facsimile signature was at the time of such execution, duly elected or appointed, qualified and acting as the holder of the office set forth opposite his name;

(B) each signature appearing below is the person’s genuine signature; and

(C) attached hereto as Schedule I is a true, correct and complete specimen of the certificates representing the Notes (with the Subsidiary Guarantees endorsed thereon).

Authorized Officers:

Name	Company	Title	Signature

B-2-1

IN WITNESS WHEREOF, I have hereunto signed my name.

Dated:

[SUBSIDIARY GUARANTOR]

By:
Name:
Title:

B-2-2

EXHIBIT C

FORM OF PAYING AGENT AND NOTE REGISTRAR APPOINTMENT LETTER

[Date]

Citibank, N.A., London Branch

c/o Citibank, N.A., Dublin Branch

One North Wall Quay

Dublin 1

Ireland

Re:         8.125% Senior Notes due 2019 of Xinyuan Real Estate Co., Ltd.

Reference is hereby made to the Indenture dated as of August 30, 2016 (as amended from time to time, the “Indenture”) among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the entities listed on Schedule I thereto (the “Subsidiary Guarantors”) and Citicorp International Limited, as trustee (the “Trustee”) and as shared security agent. Terms used herein are used as defined in the Indenture.

The Company hereby appoints Citibank, N.A., London Branch, as the paying agent and note registrar (the “Paying Agent and Note Registrar”) with respect to the Notes and the Paying Agent and Note Registrar hereby accepts such appointment. By accepting such appointment, the Paying Agent and Note Registrar agrees to be bound by and to perform the services with respect to itself set forth in the terms and conditions set forth in the Indenture and the Notes, as well as the following terms and conditions to all of which the Company agrees and to all of which the rights of the holders from time to time of the Notes shall be subject:

(a)          The Company (failing whom the Subsidiary Guarantors) no later than 10:00 a.m. (London time) on the Business Day immediately preceding each date on which a payment in respect of the Notes becomes due, shall (i) transfer (or cause to be transferred) to the Paying Agent and Note Registrar in the currency of United States of America immediately available funds such amount as may be required for the purposes of such payment and (ii) notify the Payment Agent and Transfer Agent and Note Registrar of such transfer. The Company, no later than 10:00 a.m. (London time) on the second Business Day immediately preceding each date on which any payment in respect of the Notes becomes due, shall confirm such payment to the Paying Agent and Note Registrar. The Paying Agent shall not be bound to make payment until funds in such amount as may be required for the purpose of such payment have been received from the Company in immediate available and cleared funds. Subject to Section 4.20 of the Indenture, the Paying Agent and Note Registrar shall be entitled to make payments net of any taxes or other sums required by any applicable law to be withheld or deducted. If such a withholding or deduction is so required, the Paying Agent and Note Registrar will not pay an additional amount with respect of that withholding or deduction.

C-1

(b)          The Paying Agent and Note Registrar shall be entitled to the compensation to be agreed upon in writing with the Company and the Subsidiary Guarantors, jointly and severally, for all services rendered by it under the Indenture, the Notes and hereunder and the Company and the Subsidiary Guarantors, jointly and severally, agree promptly to pay such compensation and to reimburse the Paying Agent and Note Registrar for its out-of-pocket expenses (including fees and expenses of counsel) incurred by it in connection with the services rendered by it under the Indenture. The Company and the Subsidiary Guarantors jointly and severally hereby agree to indemnify the Paying Agent and Note Registrar and its officers, directors, agents and employees and any successors thereto for, and to hold it harmless against, any loss, liability or expense (including reasonably incurred fees and expenses of counsel) incurred without fraud, gross negligence or willful default on its part arising out of or in connection with its acting as Paying Agent and Note Registrar under the Indenture, the Notes and hereunder. Under no circumstances will the Paying Agent and Note Registrar be liable to the Company or any other party to this letter or the Indenture for any indirect, consequential, punitive or special loss or damages (being loss of business, goodwill, opportunity or profit), even if advised of the possibility of such loss or damage and regardless of the form of action. The obligations of the Company and the Subsidiary Guarantors under this paragraph (b) shall survive the payment of the Notes, the termination or expiry of the Indenture or this letter and the resignation or removal of the Paying Agent and Note Registrar.

(c)          In acting under the Indenture and in connection with the Notes, the Paying Agent and Note Registrar is acting solely as agent of the Company and does not assume any obligation or fiduciary duty towards or relationship of agency or trust for or with any of the owners or holders of the Notes, except that all funds held by the Paying Agent and Note Registrar for the payment of principal interest or other amounts (including Additional Amounts) on, the Notes shall, subject to the provisions of the Indenture, be held by the Paying Agent and Note Registrar and applied as set forth in the Indenture and in the Notes, but need not be segregated from other funds held by the Paying Agent and Note Registrar, except as required by law.

(d)          The Paying Agent and Note Registrar may consult with counsel satisfactory to it and any advice or written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it under the Indenture in good faith and in accordance with such advice or opinion.

(e)          The Paying Agent and Note Registrar shall be fully protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered by it in reliance upon any Note, notice, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been presented or signed by the proper party or parties.

(f)          The Paying Agent and Note Registrar and any of its Affiliates, in its individual capacity or any other capacity, may become the owner of, or acquire any interest in, any Notes or other obligations of the Company with the same rights that it would have if it were not the Paying Agent and Note Registrar, and may engage or be interested in any financial or other transaction with the Company, and may act on, or as common depositary, trustee or agent for, any committee or body of holders of Notes or other obligations of the Company, as freely as if it were not the Paying Agent and Note Registrar.

C-2

(g)          The Paying Agent and Note Registrar shall give the Trustee written notice of any failure by the Company (or by any other obligor on the Notes or the Subsidiary Guarantees) to make any payment of the principal, or premium or interest on, the Notes and any other payments to be made on behalf of the Company under the Indenture, when the same shall be due and payable and at any time during the continuance of any such failure the Paying Agent and Note Registrar will pay any such sums so held by it to the Trustee upon the Trustee’s written request.

(h)          The Paying Agent and Note Registrar shall not be under any liability for interest on any monies received by it pursuant to any of the provisions of the Indenture or the Notes.

(i)          The Paying Agent and Note Registrar shall be obligated to perform such duties and only such duties as are in the Indenture, the Notes and as specifically set forth herein, and no implied duties or obligation shall be read into the Indenture or the Notes against the Paying Agent and Note Registrar. The Paying Agent and Note Registrar shall not be under any obligation to take any action under the Indenture which may tend to involve it in any expense or liability, the payment of which within a reasonable time is not, in its opinion, assured to it. The Paying Agent and Note Registrar shall have no obligation to expend its own funds or otherwise incur any financial liability in the performance of its obligations hereunder or under the Indenture.

(j)          The Paying Agent and Note Registrar may at any time resign by giving written notice of its resignation to the Company and the Trustee and specifying the date on which its resignation shall become effective; provided that such date shall be at least 60 days after the date on which such notice is given unless the Company agrees to accept shorter notice. Upon receiving such notice of resignation, if required by the Indenture, the Company shall promptly appoint a successor paying agent or Note Registrar, as the case may be, by written instrument substantially in the form hereof in triplicate signed on behalf of the Company, one copy of which shall be delivered to the resigning Paying Agent and Note Registrar, one copy to the successor paying agent or note registrar, as the case may be, and one copy to the Trustee. Upon the effectiveness of the appointment of a successor paying and transfer or note registrar, as the case may be, the Paying Agent and Note Registrar shall have no further obligations under this letter or the Indenture.

Such resignation shall become effective upon the earlier of (i) the effective date of such resignation and (ii) the acceptance of appointment by the successor paying agent or note registrar, as the case may be, as provided below. The Company may, at any time and for any reason, remove the Paying Agent and Note Registrar and appoint a successor paying agent or note registrar, as the case may be, by written instrument in triplicate signed on behalf of the Company, one copy of which shall be delivered to the Paying Agent and Note Registrar being removed, one copy to the successor paying agent or note registrar, as the case may be, and one copy to the Trustee. Any removal of the Paying Agent and Note Registrar and any appointment of a successor paying agent or note registrar, as the case may be, shall become effective upon acceptance of appointment by the successor paying agent or note registrar, as the case may be, as provided below. Upon its resignation or removal, the Paying Agent and Note Registrar shall be entitled to the payment by the Company of its compensation for the services rendered hereunder and to the reimbursement of all reasonably incurred out-of-pocket expenses in connection with the services rendered by it hereunder.

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Any successor paying agent or note registrar, as the case may be, appointed as provided herein shall execute and deliver to its predecessor and to the Company and the Trustee an instrument accepting such appointment (which may be in the form of an acceptance signature to the letter of the Company appointing such agent) and thereupon such successor paying agent or note registrar, as the case may be, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Paying Agent and Note Registrar and such predecessor shall pay over to such successor agent all monies or other property at the time held by it hereunder.

If no successor is appointed by the Company within 30 days of the resignation or removal of the Paying Agent and Note Registrar, (i) the retiring Paying Agent and Note Registrar may recommend a successor paying agent or note registrar (as the case may be) to the Company for its approval, and, within 30 days from the date of the recommendation by the retiring Paying Agent or Note Registrar (as the case may be), the Company shall either approve and obtain written acceptance of appointment from such recommended paying agent or note registrar (as the case may be) or appoint another successor paying agent or note registrar (as the case may be) of its own choice and obtain written acceptance of appointment from such other successor paying agent or note registrar (as the case may be), or (ii) the retiring Paying Agent and Note Registrar or the Company may petition any court of competent jurisdiction for the appointment of a successor paying agent or note registrar, as the case may be.

(k)          Notwithstanding anything contained herein to the contrary, each of the Company and the Subsidiary Guarantors hereby irrevocably agrees that any and all of the rights and obligations of any Agent (except the Trustee) and, to the extent applicable, the obligations of the Company and the Subsidiary Guarantors toward any Agent (except the Trustee) set forth in the Indenture shall be deemed to have been included in this letter.

(l)          Notwithstanding anything contained herein to the contrary, the obligations of the Paying Agent and Note Registrar under this letter are several and not joint and should be independently construed and each of the Paying Agent and Note Registrar shall not be liable for each other’s acts or omissions to act.

(m)          Each of the Paying Agent and Note Registrar will treat information relating to the Company and to the Subsidiary Guarantors as confidential, but (unless consent is prohibited by law) the Company and the Subsidiary Guarantors consent to the transfer and disclosure by the Paying Agent and Note Registrar of any information relating to the Company and the Subsidiary Guarantors to and between branches, subsidiaries, representative offices, affiliates and agencies of the Paying Agent and Note Registrar and third parties selected by any of them, wherever situated, for internal use only (including in connection with the provision of any service and for data processing, statistical and risk analysis purposes). The Paying Agent and Note Registrar and any branch, subsidiary, representative office, affiliate, agent or third party may transfer and disclose any such information as required by any law, court regulator or legal process.

(n)          (Each Paying Agent and Note Registrar shall at all times be a responsible financial institution which is authorized by law to exercise its respective powers and duties hereunder and under the Indenture and the Notes.

C-4

(o)          Any notice or communication to the Paying Agent and Note Registrar will be deemed given when sent by facsimile transmission, with transmission confirmed. Any notice to the Paying Agent and Note Registrar will be effective only upon receipt. The notice or communication should be addressed to the Paying Agent and Note Registrar at:

Citibank, N.A., London Branch

c/o Citibank, N.A., Dublin Branch

One North Wall Quay

Dublin 1

Ireland

Attention: Agency and Trust - PPA Payments

Facsimile: +353 1662 2210

With a copy to:

Citicorp International Limited

39/F, Champion Tower

3 Garden Road, Central

Hong Kong

Attention: Agency & Trust

Facsimile: +852 2323 0279

Any notice to the Company or the Trustee shall be given as set forth in the Indenture.

(p)          Any corporation into which the Paying Agent and Note Registrar may be merged or converted or any corporation with which the Paying Agent and Note Registrar may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Paying Agent and Note Registrar shall be a party or any corporation succeeding to the business of the Paying Agent and Note Registrar shall be the successor to such Paying Agent and Note Registrar hereunder (provided that such corporation shall be qualified as aforesaid) without the execution or filing of any document or any further act on the part of any of the parties hereto.

(q)          Any amendment, supplement or waiver under Sections 9.01 and 9.02 of the Indenture that adversely affects the Paying Agent and Note Registrar shall not affect the Paying Agent and Note Registrar’s rights, powers, obligations, duties or immunities, unless the Paying Agent and Note Registrar has consented thereto.

(r)          The Company and the Subsidiary Guarantors agree that the provisions of Section 12.07 of the Indenture shall apply hereto, mutatis mutandis.

(s)          Any funds held by the Paying Agent and Note Registrar are not subject to the relevant United Kingdom Financial Conduct Authority’s Client Money Rules.

(t)          The agreement set forth in this letter (including the provisions of the Indenture incorporated by reference) contains the whole agreement between the parties relating to the subject matter of this agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this letter.

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(u)          The Paying Agent and Note Registrar shall be entitled to refrain from taking any action if it receives conflicting, unclear or equivocal instructions.

(v)         The Paying Agent and Note Registrar may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder.

(w)          Notwithstanding anything else herein contained, the Paying Agent and Note Registrar may refrain without liability from doing anything that would or might in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

(x)          Each party shall, within ten business days of a written request by another party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party's compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this paragraph (x) to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality.

(y)          The Company shall notify each Paying Agent and Note Registrar in the event that it determines that any payment to be made by a Paying Agent and Note Registrar under the Notes is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided, however, that the Company’s obligation under this paragraph (y) shall apply only to the extent that such payments are so treated by virtue of characteristics of the Company, the Notes, or both.

(z)          Notwithstanding any other provision of this letter, each Paying Agent and Note Registrar shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Tax, if and only to the extent so required by Applicable Law, in which event the Paying Agent and Note Registrar shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Company the amount so deducted or withheld, in which case, the Company shall so account to the relevant Authority for such amount.

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(aa)         In the event that the Company determines in its sole discretion that withholding for or on account of any Tax will be required by Applicable Law in connection with any payment due to any of the Paying Agent and Note Registrar on any Notes, then the Company will be entitled to redirect or reorganise any such payment in any way that it sees fit in order that the payment may be made without such deductions or withholding provided that, any such redirected or reorganised payment is made through a recognised institution of international standing and otherwise made in accordance with this letter and the Indenture. The Company will promptly notify the Paying Agent and Note Registrar and the Trustee of any such redirection or reorganisation.

(bb)         For the purposes of this letter:

“Applicable Law” means any law or regulation including, but not limited to: (i) any statute or regulation; (ii) any rule or practice of any Authority by which any party is bound or with which it is accustomed to comply; (iii) any agreement between any Authorities; and (iv) any customary agreement between any Authority and any party.

“Authority” means any competent regulatory, prosecuting, Tax or governmental authority in any jurisdiction.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“FATCA Withholding” means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto.

“Tax” means any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Authority having power to tax.

The agreement set forth in this letter shall be construed in accordance with and governed by the laws of the State of New York.

C-7

Xinyuan Real Estate Co., Ltd., for itself and on behalf of the Subsidiary Guarantors

By:
Name:
Title:

[signature page to paying agent and note registrar appointment letter]

Agreed and accepted:

Citibank, N.A., London Branch

as Principal Paying Agent and Note Registrar

By:
Name:
Title:

Acknowledged by:

Citicorp International Limited

as Trustee

By:
Name:
Title:

[signature page to paying agent and note registrar appointment letter]

EXHIBIT D

SUPPLEMENTAL INDENTURE

dated as of __________, ____

among

XINYUAN REAL ESTATE CO., LTD.

as the Company

and

The entities listed on Schedule I hereto

as the Subsidiary Guarantors

and

Citicorp International Limited

as Trustee and as Shared Security Agent

8.125% Senior Notes Due 2019

D-1

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of __________, ____, among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Subsidiary Guarantors listed on Schedule I hereto (the “Subsidiary Guarantors”) and [insert each new Guarantor executing this Supplemental Indenture and its jurisdiction of incorporation] (each an “Undersigned”) and Citicorp International Limited, as trustee (the “Trustee”) and as shared security agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture (as defined below).

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto, and the Trustee entered into the Indenture, dated as of August 30, 2016 (the “Indenture”), relating to the Company’s 8.125% Senior Notes Due 2019 (the “Notes”).

WHEREAS, pursuant to Sections 11.09 and 11.11 of the Indenture each new Subsidiary Guarantor is required to enter into a supplemental indenture which supplemental indenture may be entered into without the consent of the Holders pursuant to Section 9.01(iv).

WHEREAS, as a condition to the Trustee entering into the Indenture and the purchase of the Notes by the Holders, the Company agreed pursuant to the Indenture to cause any future Restricted Subsidiaries (other than those organized under the laws of the PRC or Exempted Subsidiaries) to provide Subsidiary Guarantees.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree as follows:

Section 1. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indenture.

Section 2. Each Undersigned, by its execution of this Supplemental Indenture, agrees to be a Subsidiary Guarantor under the Indenture and to be bound by all the terms of the Indenture applicable to Subsidiary Guarantors, including, but not limited to, Article 11 thereof.

Section 3. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Section 4. This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

Section 5. This Supplemental Indenture is an amendment supplemental to the Indenture and the Indenture and this Supplemental Indenture will henceforth be read together.

D-2

Section 6. The recitals contained herein shall be taken as the statements of the Company, the Subsidiary Guarantors and the Undersigned, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Section 7. Notwithstanding anything contained herein, nothing in this Supplemental Indenture shall relieve the Company, the Subsidiary Guarantors, or the Trustee of any of their obligations under the Indenture, as amended and supplemented by this Supplemental Indenture, and the Notes.

Section 8. All of the provisions of the Indenture shall remain in full force and effect as set forth therein.

D-3

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

Subsidiary Guarantors to be inserted

By:
Name:
Title:

[New Guarantor]

By:
Name:
Title:

Citicorp International Limited, as Trustee

By:
Name:
Title:

Citicorp International Limited, as Shared Security Agent

By:
Name:
Title:

D-4

Schedule I
to Exhibit D

LIST OF SUBSIDIARY GUARANTORS

[List of all Subsidiary Guarantors at the time Supplemental Indenture is signed]

D-5

EXHIBIT E

FORM OF COMPLIANCE CERTIFICATE

This Compliance Certificate is delivered pursuant to Sections 6.08 and 10.05 of the Indenture, dated as of August 30, 2016, as amended, supplemented or modified from time to time (the “Indenture”), among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the entities listed on Schedule I thereto (the “Subsidiary Guarantors”) and Citicorp International Limited, as trustee (the “Trustee”). Terms defined in the Indenture are used herein as therein defined.

Each of the undersigned hereby certifies to the Trustee and the Shared Security Agent as follows:

1.	I am the duly elected, qualified and acting [title] or [title], as the case may be, of the Company.

2.	I have reviewed and am familiar with the contents of this Compliance Certificate.

3.	I have reviewed the terms of the Indenture[, the Intercreditor Agreement] and the Security Documents and have made or caused to be made under my supervision, a review in reasonable detail of the Collateral and the condition of the Collateral. Such review did not disclose the existence during or at the end of the annual period covered by this Compliance Certificate, and I have no knowledge of the existence as of the date of this Compliance Certificate, of any condition or event which would impair the perfected security interest created by the Security Documents with at least the priority of such security interest on the Original Issue Date[, except as set forth below].

4.	Based upon the advice of counsel, all action has been taken with respect to the recording, registering, filing, re-recording, registering and refiling of all supplemental indentures, financing statements, continuation statements or other instruments of further assurance as may be necessary to maintain the Liens granted pursuant to the Security Documents to the extent required by the Security Documents, if any [and, if necessary, reciting the details of such action].

5.	Since the Original Issue Date:

(a)	none of the Company nor any Subsidiary Guarantor has changed its jurisdiction of organization, name, identity or corporate structure to such an extent that any financing statement or other Security Document filed by or on behalf of the Trustee would become misleading;

(b)	the Company has made all re-filing, re-recording or continuation of documentation with respect to the Collateral as necessary to maintain such security interest in the Collateral in favor of the Shared Security Agent on behalf of the Holders of Notes and the Trustee.

E-1

(c)	except, in each case, (i) any of the foregoing that has been previously disclosed to the Trustee in accordance with the Indenture and any relevant Security Document and in respect of which the Company and each Subsidiary Guarantor have delivered to the Trustee and/or the Shared Security Agent all required documents and other filings required to maintain the perfection and priority of the Shared Security Agent’s security interest in the Collateral after giving effect to such event, in each case as required by the Indenture and the relevant Security Documents and (ii) any of the foregoing described in Attachment 1 hereto in respect of which the Company or the Subsidiary Guarantor is delivering to the Trustee and the Shared Security Agent herewith all required statements and other filings required to maintain the perfection and priority of the Shared Security Agent’s security interest in the Collateral after giving effect to such event, in each case as required by the Indenture and the relevant Security Documents.

6.	That a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company’s and its Restricted Subsidiaries’ performance under the Indenture, in each case since the Original Issue Date, [and that the Company and the Subsidiary Guarantors have been since the Original Issue Date and are in compliance with all obligations under the Indenture]/[if there has been a default in the fulfillment of any obligation under the Indenture, specifying each such default and the nature and status thereof.]

E-2

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of the date set forth below.

XINYUAN REAL ESTATE CO., LTD.

By:
Name:
Title:

By:
Name:
Title:

Date: ____________, 20__

E-3

EXHIBIT F

PAYING AGENT AND NOTE REGISTRAR

Paying Agent and Note Registrar

Citibank, N.A., London Branch

c/o Citibank, N.A., Dublin Branch

One North Wall Quay

Dublin 1

Ireland

F-1

EXHIBIT G

FORM OF JV SUBSIDIARY GUARANTEE

Each of the undersigned (the “JV Subsidiary Guarantors”) hereby, jointly and severally, guarantees as principal obligor to each Holder of a Note authenticated by the Trustee or the Authenticating Agent and to the Trustee and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Indenture, in each case, subject to the terms of the Indenture and up to a limit that is equal to the JV Entitlement Amount applicable to the relevant JV Subsidiary Guarantor. The obligations of each JV Subsidiary Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Indenture or any Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note; (4) the existence of any claim, set off or other rights which the JV Subsidiary Guarantor may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of the Indenture or any Note; or (6) any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such JV Subsidiary Guarantor’s obligations hereunder.

This JV Subsidiary Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any JV Subsidiary Guarantor, or as otherwise contemplated in the Indenture (subject to a limit that is equal to the JV Entitlement Amount applicable to the relevant JV Subsidiary Guarantor). In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the JV Subsidiary Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company; provided, that such payment, when aggregated with any other payments provisions made by such JV Subsidiary Guarantor, does not exceed the JV Entitlement Amount (as defined in the Indenture) applicable to the relevant JV Subsidiary Guarantor.

G-1

Subject to certain exceptions as set forth in the Indenture, each of the JV Subsidiary Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this JV Subsidiary Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, a Surviving Person (as defined in the Indenture) or the applicable JV Subsidiary Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each JV Subsidiary Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this JV Subsidiary Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

The obligations of the JV Subsidiary Guarantors to the holder of this Note and to the Trustee pursuant to this JV Subsidiary Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture, and reference is hereby made to such Article and Indenture for the precise terms of the JV Subsidiary Guarantee.

G-2